Filed pursuant to Rule 424(b)(3)
File No. 333-171478

PROSPECTUS
INNOLOG HOLDINGS CORPORATION

46,277,303shares of common stock

This prospectus covers the resale by selling stockholders named on page 49 of up to 46,277,303 shares of our common stock, $0.001 par value, which include:

•	8,882,545 shares of common stock; and

•	37,394,758 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

These securities will be offered for sale by the selling stockholders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus titled “Plan of Distribution.”  We will not receive any of the proceeds from the sale of these shares.  The selling stockholders may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with the sale of their common stock under this prospectus.  We will pay all the expenses incurred in connection with the offering described in this prospectus, with the exception of brokerage expenses, fees, discounts and commissions, which will all be paid by the selling stockholders.  Our common stock is more fully described in the section of this prospectus titled “Description of Securities.”

The prices at which the selling stockholders may sell the shares of common stock that are part of this offering will be determined by the prevailing market price for the shares at the time the shares are sold, a price related to the prevailing market price, at negotiated prices or prices determined, from time to time, by the selling stockholders.  See the section of this prospectus titled “Plan of Distribution.”

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “INHC.” On December 28, 2010, the closing price of our common stock was $0.02 per share.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 14, 2011

Prospectus Summary	3
Risk Factors	5
Special Note Regarding Forward Looking Statements	24
Use of Proceeds	24
Market for Common Equity	25
Management’s Discussion and Analysis of Financial Conditions and Results of Operations	26
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	33
Business	34
Description of Property	39
Legal Matters	40
Directors and Executive Officers	41
Executive Compensation	46
Certain Relationships and Related Transactions and Director Independence	48
Selling Stockholders	50
Plan of Distribution	57
Security Ownership of Certain Beneficial Owners and Management	58
Description of Securities	60
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	60
Transfer Agent and Registrar	62
Interests of Named Experts and Counsel	62
Experts	62
Where You Can Find More Information	62
Index to Financial Statements – September 30, 2010
Index to Financial Statements – December 31, 2009

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  It does not contain all of the information that you should consider before investing in our common stock.  You should read the entire prospectus carefully, including the section titled “Risk Factors” and our consolidated financial statements and the related notes.  You should only rely on the information contained in this prospectus.  We have not, and the selling stockholders have not, authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.  The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

Unless the context otherwise requires, when we use the words “Innolog,” “the Company,” “we,” “us” or “our company” in this prospectus, we are referring to Innolog Holdings Corporation., a Nevada corporation, and all of its subsidiaries.

OUR COMPANY

Through our subsidiary, Innovative Logistics Techniques, Inc. (“Innovative”), we provide logistics services to government agencies and to private business.  These services allow our customers to manage the flow of goods, information or other resources.  Innovative began its business in March 1989.  Currently, our largest customer is the U.S. government and we provide most of our services to the U.S. Departments of Army and Navy.  Our goal is to expand our business through the acquisition of additional contracts and by acquiring businesses that provide services to government.  Innovative is the first such acquisition.

Our principal executive offices are located at 4000 Legato Road, Suite 830, Fairfax, Virginia 22033.  Our telephone number is (703) 766-1412, and our fax number is (703) 766-1425.  We also have five additional offices located in Washington D.C., Tennessee and Florida.

MERGER TRANSACTION

On August 18, 2010, uKarma Corporation, GCC Merger Sub Corp., uKarma Corporation’s wholly-owned Nevada subsidiary (“Merger Sub”), Galen Capital Corporation, a Nevada corporation (“Galen”), and Innolog Holdings Corporation, a Nevada corporation (“Innolog”) completed a merger (the “Merger”) pursuant to an Amended and Restated Merger Agreement dated August 11, 2010 (the “Merger Agreement”).  The Merger Agreement provided that Innolog would be merged with Merger Sub such that Innolog would become uKarma Corporation’s wholly-owned subsidiary.  Pursuant to the Merger Agreement, the Innolog common stockholders received one share of uKarma Corporation’s common stock for every share of Innolog common stock they held (“Common Stock Ratio”).  Likewise, holders of Innolog Series A Preferred Stock received one share of uKarma Corporation’s Series A Preferred Stock for every share of Innolog Series A Preferred Stock they held.  Holders of options and warrants to purchase Innolog common stock received comparable options and warrants to purchase uKarma Corporation’s common stock with the exercise price and number of underlying shares proportional to the Common Stock Ratio.  Innolog also paid uKarma Corporation $525,000 in cash (which included past advances from Galen) in connection with the Merger.  Following the Merger, uKarma Corporation changed its name to Innolog Holdings Corporation.  A complete description of the Merger can be found in our Current Report on Form 8-K, as it was amended, which was originally filed with the Securities and Exchange Commission on August 16, 2010.

THE OFFERING

In conjunction with the Merger, we agreed to register for sale the shares of our common stock received by the Innolog stockholders, who are identified in the section of this prospectus titled “Selling Stockholders.”  The shares consist of:

•	8,882,545 shares of common stock issued pursuant to the Merger Agreement; and

•	37,394,758 shares of common stock underlying Series A Convertible Preferred Stock issued pursuant to the Merger Agreement and in transactions other than the Merger.

Immediately prior to the Merger and the issuance of the common stock and Series A Convertible Preferred Stock specified above, we had 4,747,319 shares of common stock outstanding, not including the following:

•
13,451,980 shares of common stock issuable upon the exercise of outstanding stock options granted pursuant to our 2006 Stock Option, Deferred Stock and Restricted Stock Plan at exercise prices ranging from $0.50 to $2.22 per share;

•	177,884 shares of common stock reserved for awards under our 2006 Stock Option, Deferred Stock and Restricted Stock Plan which have not yet been issued;

•
1,760,000 shares of common stock issuable upon the exercise of warrants held by eight individuals, some of which are directors of Innolog, with an exercise price of $0.0227 per share and an expiration date of March 31, 2016, issued pursuant to a loan agreement in consideration of a loan and loan guarantee provided by those individuals to Innolog in connection with its acquisition of Innovative;

•
40,771,856 shares of common stock issuable upon the exercise of warrants issued pursuant to the Merger Agreement and in transactions other than the Merger, with an exercise price of $0.50 per share and expiration dates ranging from June 1 to November 1, 2015; and

•	142,272 shares of common stock issuable upon the exercise of warrants outstanding prior to the consummation of the Merger Agreement.

If all of the outstanding options and warrants specified above are exercised and our outstanding shares of Series A Convertible Preferred Stock are converted to common stock, we will have a total of 107,150,730 shares of common stock issued and outstanding.

Information regarding our common stock is included in the section of this prospectus titled “Description of Securities to be Registered.”

The shares of common stock offered under this prospectus may be sold by the selling stockholders in the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus titled “Selling Stockholders” and “Plan of Distribution.”  We will not receive any of the proceeds from those sales.    The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling stockholders.

RISK FACTORS

This offering involves a high degree of risk.  You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase our common stock.  The risks and uncertainties described below are those that we currently believe may materially affect our company.  Additional risks and uncertainties may also impair our business operations.  If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO CHANGES IN ECONOMIC AND POLITICAL CLIMATE

Current or worsening economic conditions could adversely affect our business.

The United States and global economies are currently experiencing a period of substantial economic uncertainty with wide-ranging effects, including the disruption of global financial markets. Some, but not all, of the possible effects of these economic events are outlined in the risk factors described below, including those relating to levels and priorities of federal and state spending, access to capital and credit markets, effects on commercial and other clients, and potential impairment of our goodwill and other long-lived assets. Although governments worldwide, including the federal government of the United States, have initiated actions in response to the current situation, we are unable to predict the impact, severity, and duration of these economic conditions. The economic environment or related factors may adversely impact our business, financial condition, results of operations, cash flows, and/or stock price.

The combination of the adverse economic climate and challenges faced by federal and state governments could result in changes in spending priorities and adversely affect our ability to grow or maintain our revenues and profitability.

The combination of the challenging economic climate, related budgetary pressures at the federal and state levels, the wide range of issues facing the current presidential administration in the United States (that may result in spending policies that are disadvantageous to us, including regulatory reform), and changes in the composition of the U.S. Congress may affect agencies, departments, projects, or programs we currently support, or that we may seek to support in the future. The programs and projects we support must compete with other programs and projects for consideration during budget formulation and appropriation processes, and may be affected by the general economic conditions. Budget decisions made in this environment are difficult to predict and may have long-term consequences for certain programs and projects. We believe that many of the programs and projects we support are a high priority, and that changing priorities may present opportunities for us, but there remains the possibility that one or more of the programs and projects we support will be reduced, delayed, or terminated. We engage in a number of programs and projects that may be perceived as being favored by the presidential administration and may receive funding under the American Recovery and Reinvestment Act. On the other hand, the President has proposed a freeze on the federal government’s non-security discretionary funding for three years. This freeze may affect some programs and projects more than others and may adversely affect programs and projects we support. Reductions in, or delays or terminations of, any of the existing programs or projects we support, or of anticipated programs and projects, unless offset by other programs, projects, or opportunities, could adversely affect our ability to grow or maintain our revenues and profitability. We are focused on meeting these challenges and taking advantage of related opportunities. If we are not successful in this effort, we may not be able to grow or maintain our revenues and profitability.

Recent levels of market volatility are unprecedented and adverse capital and credit market conditions may affect our ability to access cost-effective sources of funding.

The capital and credit markets recently have been experiencing extreme volatility and disruption. Liquidity has contracted significantly, borrowing rates have varied significantly, and borrowing terms have become more restrictive. Historically, we have believed that we could access these markets to support our business activities, including operations, acquisitions, and refinancing debt. In the future, we may not be able to obtain credit or capital market financing (such as through equity offerings) on acceptable terms, or at all, which could have an adverse effect on our financial position, results of operations, and cash flows. In addition, the state of the capital and credit markets could also affect other entities with which we do business, including our commercial and other clients and our suppliers, subcontractors, and team members, which could also have an adverse effect on our financial position, results of operations, and cash flows.

RISKS RELATED TO OUR INDUSTRY

We rely substantially on government clients for our revenue, and government spending priorities may change in a manner adverse to our business.

We derive 100% of our revenue directly or indirectly (through subcontracts with U.S. government prime contractors) from contracts with federal and state government agencies and departments.  Virtually all of our major government clients have experienced reductions in budgets at some time, often for a protracted period, and we expect similar reductions in the future. Expenditures by our federal clients may be restricted or reduced by presidential or congressional action or by action of the Office of Management and Budget or otherwise limited. In addition, many states are not permitted to operate with budget deficits, and nearly all states face considerable challenges in balancing budgets that anticipate reduced revenues. In such a situation, a state which has recently been dealing with a multi-billion-dollar budget deficit may  delay some payments due to us, may eventually fail to pay what they owe us, and may delay some programs and projects. For some clients, we may face an unwelcome choice: turn down (or stop) work with the risk of damaging a valuable client relationship, or perform work with the risk of not getting paid in a timely fashion or perhaps at all. For a discussion of the risks associated with incurring costs before a contract is executed or appropriately modified, see “Risks Related to Our Business—We sometimes incur costs before a contract is executed or appropriately modified. To the extent a suitable contract or modification is not subsequently signed or we are not paid for our work, our revenue and profit will be reduced.”

Federal, state, and local elections could also affect spending priorities and budgets at all levels of government, and the current national and worldwide economic downturn may result in changes in government priorities in ways that could be disadvantageous to us. For example, addressing the financial crisis and economic downturn has required the use of substantial government resources, which may lower the amounts available for agencies, departments, projects, or programs we support. In addition, some governments may not have sufficient resources to continue spending at previous levels. A decline in expenditures, or a shift in expenditures away from agencies, departments, projects, or programs that we support, whether to pay for other programs or projects within the same or other agencies or departments, to reduce budget deficits, to fund tax reductions, or for other reasons, could materially adversely affect our business, prospects, financial condition, or operating results. Moreover, the perception that a cut in appropriations or spending may occur, such as the recent proposal by the President to limit certain spending, could adversely affect investor sentiment about our stock and cause our stock price to fall.

The failure of Congress to approve budgets in a timely manner for the federal agencies and departments we support could delay and reduce spending and cause us to lose revenue and profit.

On an annual basis, Congress must approve budgets that govern spending by each of the federal agencies and departments we support. When Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, it typically enacts a continuing resolution. Continuing resolutions generally allow federal agencies and departments to operate at spending levels based on the previous budget cycle. When agencies and departments must operate on the basis of a continuing resolution, funding we expect to receive from clients for work we are already performing and new initiatives may be delayed or cancelled. Thus, the failure by Congress to approve budgets in a timely manner can result in the loss of revenue and profit in the event federal agencies and departments are required to cancel or change existing or new initiatives, or the deferral of revenue and profit to later periods due to delays in implementing existing or new initiatives. The budgets of many of our state and local government clients are also subject to similar budget processes, and thus subject us to similar risks and uncertainties.

Our failure to comply with complex laws, rules, and regulations relating to government contracts could cause us to lose business and subject us to a variety of penalties.

We must comply with laws, rules, and regulations relating to the formation, administration, and performance of government contracts, which affect how we do business with our government clients and impose added costs on our business. Each government client has its own laws, rules, and regulations affecting its contracts. Among the more significant strictures affecting federal government contracts are:

•
the Federal Acquisition Regulation, and agency regulations analogous or supplemental to it, which comprehensively regulate the formation, administration, and performance of federal government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with some contract negotiations;

•
the Procurement Integrity Act, which, among other things, defines standards of conduct for those attempting to secure federal contracts, prohibits certain activities relating to federal procurements, and limits the employment activities of certain former federal employees;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to payment under federal contracts; and

•
laws, rules and regulations restricting (i) the use and dissemination of information classified for national security purposes, (ii) the exportation of specified products, technologies, and technical data, and (iii) the use and dissemination of sensitive but unclassified data.

The federal government and other governments with which we do business may in the future change their procurement practices or adopt new contracting laws, rules, or regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. Any failure to comply with applicable federal, state, or local strictures could subject us to civil and criminal penalties and administrative sanctions, including termination of contracts, repayment of amounts already received under contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with federal and even state and local government agencies and departments, any of which could adversely affect our reputation, our revenue, our operating results, and the value of our stock. Failure to abide by laws applicable to our work for governments outside the United States could have similar effects. Unless the content requires otherwise, we use the term “contracts” to refer to contracts and any task orders or delivery orders issued under a contract.

Unfavorable government audit results could force us to adjust previously reported operating results, could affect future operating results, and could subject us to a variety of penalties and sanctions.

The federal government and many states audit and review our contract performance, pricing practices, cost structure, financial responsibility, and compliance with applicable laws, regulations, and standards. Like most major government contractors, we have our business processes, financial information, and government contracts audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. Audits, including audits relating to companies we have acquired or may acquire or subcontractors we have hired or may hire, could raise issues that have significant adverse effects on our operating results. For example, audits could result in substantial adjustments to our previously reported operating results if costs that were originally reimbursed, or that we believed would be reimbursed, are subsequently disallowed, or if invoices that have been paid, or that we expected to be paid, are subsequently rejected, or otherwise not paid in full. In addition, cash we have already collected may need to be refunded, past and future operating margins may be reduced, and we may need to adjust our practices, which could reduce profit on other past, current, and future contracts. Moreover, a government agency could withhold payments due to us under a contract pending the outcome of any investigation with respect to a contract or our performance under it.

If a government audit, review, or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, repayment of amounts already received under contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with federal and even state and local government agencies and departments. We may also lose business if we are found not to be sufficiently financially responsible. In addition, we could suffer serious harm to our reputation and our stock price could decline if allegations of impropriety are made against us, whether or not true. Federal DCAA audits have been completed on our incurred contract costs through 2005; audits for costs incurred on work performed since then have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all our government contracts.

If significant civil or criminal penalties or administrative sanctions are imposed on us or if the federal or state governments otherwise cease doing business with us or significantly decrease the amount of business they do with us, our revenue and operating results would be materially harmed.

Our government contracts contain provisions that are unfavorable to us and permit our government clients to terminate our contracts partially or completely at any time prior to completion.

Our government contracts contain provisions not typically found in commercial contracts, including provisions that allow our clients to terminate or modify these contracts at the government’s convenience upon short notice. If a government client terminates one of our contracts for convenience, we may only bill the client for work completed prior to the termination, plus any project commitments and settlement expenses the client agrees to pay, but not for any work not yet performed. In addition, many of our government contracts and task and delivery orders are incrementally funded as appropriated funds become available. The reduction or elimination of such funding can result in options not being exercised and further work on existing contracts and orders being curtailed. In any such event, we would have no right to seek lost fees or other damages. If a government client were to terminate, decline to exercise an option under, or curtail further performance under one or more of our significant contracts, our revenue and operating results would be materially harmed.

Adoption of new procurement practices or contracting laws, rules, and regulations and changes in existing procurement practices or contracting laws, rules, and regulations could impair our ability to obtain new contracts and cause us to lose revenue and profit.

In the future, the federal government may change its procurement practices or adopt new contracting laws, rules, or regulations that could cause its agencies and departments to curtail the use of services firms or increase the use of companies with a “preferred status,” such as small businesses. For example, legislation restricting the procedure by which services are outsourced to federal contractors has been proposed in the past, and if such legislation were to be enacted, it would likely reduce the amount of services that could be outsourced by the federal government. Any such changes in procurement practices or new contracting laws, rules, or regulations could impair our ability to obtain new contracts and materially reduce our revenue and profit. Other government clients could enact changes to their procurement laws and regulations that could have similar adverse effects on us.

In addition, our business activities may be or may become subject to international, foreign, U.S., state, or local laws or regulatory requirements that may limit our strategic options and growth and may increase our expenses and reduce our revenue and profit, negatively affecting the value of our stock. We generally have no control over the effect of such laws or requirements on us and they could affect us more than they affect other companies.

RISKS RELATED TO OUR BUSINESS

We may be unable to continue as a going concern.

Our financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.  We generated a net loss of $4,432,622 and used cash in operating activities of $481,346 for the nine months ended September 30, 2010.  At this date, we had negative working capital of $6,595,498.  At September 30, 2010 we had an accumulated deficit of $7,462,707 and our total stockholders’ deficiency was $6,549,059.  There are many delinquent claims and obligations, such as payroll taxes, employee income tax withholdings, employee benefit plan contributions, loans payable and accounts payable that could ultimately cause the Company to cease operations.

Our ability to continue as a going concern is in substantial doubt as it is dependent on a number of factors including, but not limited to, the receipt of continued financial support from our stockholders, our ability to control and reduce our expenses and our ability to raise equity or debt financing as we need it. The outcome of these matters is dependent on factors outside of our control and cannot be predicted at this time.  We may never be profitable.

Due to a shortage of cash for operations, we have failed to remit payroll taxes as required by state and federal law.  If we cannot negotiate an agreement with the taxing authorities to pay these taxes over time, we could be forced to cease our operations.

During 2009 and 2010, we were late in making deposits of federal and state employer payroll taxes and employee income tax withholdings.  As of September 30, 2010 and December 31, 2009, the total of payroll tax accrued and the balance of income tax not withheld, including penalties and interest, amounted to $1,396,241 and $277,762, respectively.  We are not currently in a position to remit the tax and pay the penalties and interest in full.  If we cannot negotiate an agreement for payment of the tax, penalties and interest over time, we could incur civil and criminal penalties and the taxing authorities could seize our assets and force us to close our business.  We cannot guarantee you that we will be able to negotiate an acceptable agreement with the taxing authorities.

We depend on contracts with federal agencies and departments for a substantial portion of our revenue and profit, and our business, revenue, and profit levels could be materially and adversely affected if our relationships with these agencies and departments deteriorate.

We derive 100%  of our revenue directly or indirectly (through subcontracts with U.S. government prime contractors) from contracts with federal and state government agencies and departments.  We believe that federal contracts will continue to be a significant source of our revenue and profit for the foreseeable future.

Because we have a large number of contracts with our clients, we continually bid for and execute new contracts, and our existing contracts continually become subject to recompetition and expiration. Upon the expiration of a contract, we typically seek a new contract or subcontractor role relating to that client to replace the revenue generated by the expired contract. There can be no assurance that the requirements those expiring contracts were satisfying will continue after their expiration, that the client will re-procure those requirements, that any such re-procurement will not be restricted in a way that would eliminate us from the competition (e.g., set aside for small business), or that we will be successful in any such re-procurements. If we are not able to replace the revenue from these contracts, either through follow-on contracts or new contracts for those requirements or for other requirements, our revenue and operating results will be materially harmed.

Among the key factors in maintaining our relationships with government agencies and departments (and other clients) are our performance on individual contracts, the strength of our professional reputation, and the relationships of our managers with client personnel. Because we have many contracts, we expect disagreements and performance issues with clients to arise from time to time. To the extent that such disagreements arise, our performance does not meet client expectations, our reputation or relationships with one or more key clients are impaired, or one or more important client personnel leave their employment, are transferred to other positions, or otherwise become less involved with our contracts, our revenue and operating results could be materially harmed. Our reputation could also be harmed if we work on or are otherwise associated with a project that receives significant negative attention in the news media or otherwise for any reason.

Our dependence on GSA Schedule and other IDIQ contracts creates the risk of increasing volatility in our revenue and profit levels.

We believe that one of the key elements of our success is our position as a prime contractor under GSA Schedule contracts and other IDIQ contracts. As these types of contracts have increased in importance over the last several years, we believe our position as a prime contractor has become increasingly important to our ability to sell our services to federal clients. However, these contracts require us to compete for each delivery order and task order, rather than having a more predictable stream of activity and, therefore, revenue and profit, during the term of a contract. There can be no assurance that we will continue to obtain revenue from such contracts at these levels, or in any amount, in the future. To the extent that federal agencies and departments choose to employ GSA Schedule and other contracts encompassing activities for which we are not able to compete or provide services, we could lose business, which would negatively affect our revenue and profitability.

We may not receive revenue corresponding to the full amount of our backlog, or may receive it later than we expect, which could materially and adversely affect our revenue and operating results.

The calculation of backlog is highly subjective and is subject to numerous uncertainties and estimates, and there can be no assurance that we will in fact receive the amounts we have included in our backlog. Our assessment of a contract’s potential value is based on factors such as the amount of revenue we have recently recognized on that contract, our experience in utilizing contract capacity on similar types of contracts, and our professional judgment. In the case of contracts that may be renewed at the option of the client, we generally calculate backlog by assuming that the client will exercise all of its renewal options; however, the client may elect not to exercise its renewal options. In addition, federal contracts rely on congressional appropriation of funding, which is typically provided only partially at any point during the term of federal contracts, and all or some of the work to be performed under a contract may require future appropriations by Congress and the subsequent allocation of funding by the procuring agency to the contract. Our estimate of the portion of backlog that we expect to recognize as revenue in any future period is likely to be inaccurate because the receipt and timing of this revenue often depends on subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders and delivery orders, many of which are beyond our control. In addition, we may never receive revenue from some of the engagements that are included in our backlog, and this risk is greater with respect to unfunded backlog and backlog related to IDIQ contracts. Further, the actual receipt of revenue on engagements included in backlog may never occur or the amount or timing of such revenue may change because client priorities could change, a program or project schedule could change, the program or project could be canceled, the government agency or other client could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified, or terminated. Although we adjust our backlog periodically to reflect modifications to or renewals of existing contracts, awards of new contracts, or approvals of expenditures, if we fail to realize revenue corresponding to our backlog, our revenue and operating results could be materially adversely affected.

Because much of our work is performed under task orders, delivery orders, and short-term assignments, we are exposed to the risk of not having sufficient work for our staff, which can affect revenue and profit.

We perform some of our work under short-term contracts. Even under many of our longer-term contracts, we perform much of our work under individual task orders and delivery orders, many of which are awarded on a competitive basis. If we cannot obtain new work in a timely fashion, whether through new contracts, task orders, or delivery orders, modifications to existing contracts, task orders, or delivery orders, or otherwise, we may not be able to keep our staff profitably utilized. It is difficult to predict when such new work or modifications will be obtained. Moreover, we need to manage our staff utilization carefully to ensure that those with appropriate qualifications are available when needed and that staff do not have excessive down-time when working on multiple projects, or as projects are beginning or nearing completion. There can be no assurance that we can profitably manage the utilization of our staff. In the short run, our costs are relatively fixed, so sub-optimal staff utilization hurts revenue, profit, and operating results.

Loss of key members of our senior operating leadership team could impair our relationships with clients and disrupt the management of our business.

Although the depth of our organization has grown in recent years, we believe that our success depends on the continued contributions of the members of our senior operating leadership. We rely on our senior leadership to generate business and manage and execute projects and programs successfully. In addition, the relationships and reputation that many members of our operating leadership team have established and maintain with client personnel contribute to our ability to maintain good client relations and identify new business opportunities. Apart from our most senior executive officers, we do not generally have agreements with members of our operating leadership providing for a specific term of employment. The loss or rumored loss of any member of our senior operating leadership could adversely affect our stock price.

If we fail to attract and retain skilled employees, we will not be able to continue to win new work, staff engagements, and sustain our profit margins and revenue growth.

We must continue to hire significant numbers of highly qualified individuals who have technical skills and who work well with our clients. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to staff engagements and to maintain and grow our business could be limited. In such a case, we may be unable to win or perform contracts, and we could be required to engage larger numbers of subcontractor personnel, any of which could adversely affect our revenue, profit, operating results, and reputation. We could even default under one or more contracts for failure to perform properly in a timely fashion, which could expose us to additional liability and further harm our reputation and ability to compete for future contracts. In addition, some of our contracts contain provisions requiring us to commit to staff an engagement with personnel the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, or otherwise staff our work, the client may reduce the size and scope of our engagement under a contract or terminate it, and our revenue and operating results may suffer.

Growing through acquisitions is a key element of our business strategy, and we are constantly reviewing acquisition opportunities. These activities may involve significant costs, be disruptive, or not be successful. These activities may divert the attention of management from existing operations and initiatives.

One of our principal growth strategies is to make selective acquisitions. We believe pursuing acquisitions actively is necessary for a public company of our size in our business. As a result, at any given time, we may be evaluating several acquisition opportunities. We may also have outstanding, at any time, one or more expressions of interest, agreements in principle, letters of intent, or similar agreements regarding potential acquisitions, which are subject to completion of due diligence and other significant conditions, as well as confidentiality agreements with potential acquisition targets. Our experience has been that potential acquisition targets demand confidentiality as a matter of course and allow relatively little due diligence before entering into a preliminary agreement in principle. We insist on including due diligence and other conditions in such preliminary agreements and engage in due diligence prior to executing definitive agreements regarding potential acquisitions. We find that potential acquisitions subject to preliminary agreements in principle often are not consummated, or are consummated on terms materially different than those to which the parties initially agreed. Accordingly, our normal practice is not to disclose potential acquisitions until definitive agreements are executed and, in some cases, material conditions and precedent are satisfied.

When we are able to identify an appropriate acquisition candidate, we may not be able to negotiate the price and other terms of the acquisition successfully or finance the acquisition on terms satisfactory to us. Our out-of-pocket expenses in identifying, researching, and negotiating potential acquisitions has been and will likely continue to be significant, even if we do not ultimately acquire identified businesses. In addition, negotiations of potential acquisitions and the integration of acquired business operations may divert management attention away from day-to-day operations and may reduce staff utilization and adversely affect our revenue and operating results.

When we undertake acquisitions, they may present integration challenges, fail to perform as expected, increase our liabilities, and/or reduce our earnings.

When we complete acquisitions, it may be difficult and costly to integrate the acquired businesses due to differences in the locations of personnel and facilities, differences in corporate cultures, disparate business models, or other reasons. If we are unable to integrate companies we acquire successfully, our revenue and operating results could suffer. In addition, we may not be successful in achieving the anticipated cost efficiencies and synergies from these acquisitions, which could include offering our services to existing clients of acquired companies or offering the services of acquired companies to our existing clients to increase our revenue and profit. In fact, our costs for managerial, operational, financial, and administrative systems may increase and be higher than anticipated. We may also experience attrition, including key employees of acquired and existing businesses, during and following integration of an acquired business into our Company. We could also lose business during any transition, whether related to this attrition or caused by other factors. Any attrition or loss of business could adversely affect our future revenue and operating results and prevent us from achieving the anticipated benefits of the acquisition. In addition, acquisitions of businesses or other material operations may require additional debt or equity financing or both, resulting in additional leverage or dilution of ownership, or both.

Businesses we acquire may have liabilities or adverse operating issues, or both, that we fail to discover through due diligence or the extent of which we underestimate prior to the acquisition. These liabilities and/or issues may include failure to comply with, or other violations of, applicable laws, rules, or regulations or contractual or other obligations or liabilities. We, as the successor owner, may be financially responsible for, and may suffer harm to our reputation and otherwise be adversely affected by, such liabilities and/or issues. An acquired business also may have problems with internal controls over financial reporting, which could in turn lead us to have significant deficiencies or material weaknesses in our own internal controls over financial reporting. These and any other costs, liabilities, issues, and/or disruptions associated with any of our past acquisitions or any future acquisitions could harm our operating results.

As a result of future acquisitions, we may accumulate substantial amounts of goodwill and intangible assets.  Any changes in business conditions could cause these assets to become impaired, requiring substantial write-downs that would adversely affect our operating results.

All of our acquisitions have been accounted for as purchases and involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. We plan to continue acquiring businesses if and when opportunities arise, further increasing these amounts. Under generally accepted accounting principles, we do not amortize goodwill and intangible assets acquired in a purchase business combination that are determined to have indefinite useful lives, but instead review them annually (or more frequently if impairment indicators arise) for impairment. To the extent that we determine that such an asset has been impaired, we will write down its carrying value on our balance sheet and book an impairment charge in our statement of earnings.

We face intense competition from many firms that have greater resources than we do, as well as from smaller firms that have narrower service offerings and serve niche markets. This competition could result in price reductions, reduced profitability, and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts, task orders, and delivery orders. If we are unable to compete successfully for new business, our revenue and operating margins may decline. Many of our competitors are larger and have greater financial, technical, marketing, and public relations resources, larger client bases, and greater brand or name recognition than we do. We also have numerous smaller competitors, many of which have narrower service offerings and serve niche markets. Our competitors may be able to compete more effectively for contracts and offer lower prices to clients, causing us to lose contracts, as well as lowering our profit or even causing us to suffer losses on contracts that we do win. Some of our subcontractors are also competitors, and some of them may in the future secure positions as prime contractors, which could deprive us of work we might otherwise have won under such contracts. On contracts where we are a subcontractor, the prime contractors or our teaming partners may also deprive us of work we might otherwise have performed. Our competitors may be able to provide clients with different and greater capabilities and benefits than we can provide in areas such as technical qualifications, past performance on relevant contracts, geographic presence, ability to keep pace with the changing demands of clients, and the availability of key personnel. Our competitors also have established or may establish relationships among themselves or with others, or may, through mergers and acquisitions, increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge. In addition, our competitors may also be able to offer higher prices for acquisition candidates, which could harm our strategy of growing through selected acquisitions.

We derive significant revenue and profit from contracts awarded through a competitive bidding process, which can impose substantial costs on us, and we will lose revenue and profit if we fail to compete effectively.

We derive significant revenue and profit from contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;

•	the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope;

•
the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and

•	the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that negatively affect our operating results, but we may lose the opportunity to operate in the market for the services provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed or we may even suffer losses as a result of the costs incurred through the bidding process and the need to lower our prices to overcome competition.

We may lose money on some contracts if we underestimate the resources we need to perform under them.

We provide services to clients primarily under three types of contracts: time-and-materials contracts; cost-based contracts; and fixed-price contracts. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract, which would adversely affect our operating results.

•
Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses, and we assume the risk that our costs of performance may exceed the negotiated hourly rates.

•
Under our cost-based contracts, which frequently cap many of the various types of costs we can charge and which impose overall and individual task order or delivery order ceilings, we are reimbursed for certain costs incurred, which must be allowable and at or below the caps under the terms of the contract and applicable regulations. If we incur unallowable costs in the performance of a contract, the client will not reimburse those costs, and if our allowable costs exceed any of the applicable caps or ceilings, we will not be able to recover those costs. Under some cost-based contracts, we receive no fees.

•
Under fixed-price contracts, we perform specific tasks for a set price. Compared to cost-plus-fee contracts and time-and-materials contracts, fixed-price contracts involve greater financial risk because we bear the full impact of cost overruns.

In order to determine the appropriate revenue to recognize on our contracts in each accounting period, we must use judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. From time to time, facts develop that require us to revise our estimated total costs and revenue on a contract. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. Provision for the full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated. As a result, our operating results could be affected by revisions to prior accounting estimates.

Systems or service failures could interrupt our operations, leading to reduced revenue and profit.

Any interruption in our operations or any systems failures, including, but not limited to: (i) inability of our staff to perform their work in a timely fashion, whether caused by limited access to, or closure of, our or our clients’ offices or otherwise; (ii) failure of network, software, or hardware systems; and (iii) other interruptions and failures, whether caused by us, subcontractors, team members, third-party service providers, unauthorized intruders or hackers, computer viruses, natural disasters, power shortages, terrorist attacks, or otherwise, could cause loss of data and interruptions or delays in our business or that of our clients, or both. In addition, failure or disruption of mail, communications, or utilities could cause an interruption or suspension of our operations or otherwise harm our business.

If we fail to meet client expectations or otherwise fail to perform our contracts properly, the value of our stock could decrease.

We could lose revenue, profit, and clients, and be exposed to liability if we have disagreements with our clients or fail to meet their expectations. We create, implement, and maintain solutions that are often critical to our clients’ operations, and the needs of our clients are rapidly changing. Our ability to secure new work and hire and retain qualified staff depends heavily on our overall reputation, as well as the individual reputations of our staff members. Perceived poor performance on even a single contract could seriously impair our ability to secure new work and hire and retain qualified staff. In addition, we have experienced, and may experience in the future, some systems and service failures, schedule or delivery delays, and other problems in connection with our work.

Moreover, a failure by one or more of our subcontractors to perform satisfactorily the agreed-upon services on a timely basis may compromise our ability to perform our obligations as a prime contractor. In some cases, we have limited involvement in the work performed by subcontractors and may have exposure as a result of problems caused by subcontractors. In addition, we may have disputes with our subcontractors that could impair our ability to execute our contracts as required and could otherwise increase our costs. Such disputes and problems with subcontractors could, among other things, cause us to lose future contracts, suffer negative publicity, or otherwise incur liability for performance deficiencies we did not create. In turn, these negative outcomes could have a material adverse effect upon our operations, our financial performance, and the value of our stock.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for federal clients, which could cause us to lose business.

Some federal contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. The federal government has the right to grant and terminate such clearances. If our employees lose or are unable to obtain needed security clearances in a timely manner, or we lose or are unable to obtain a needed facility clearance in a timely manner, federal clients can limit our work under or terminate some contracts. To the extent we cannot obtain the required facility clearances or security clearances for our employees or we fail to obtain them on a timely basis, we may not derive our anticipated revenue and profit, which could harm our operating results. In addition, a security breach relating to any classified or sensitive but unclassified information entrusted to us could cause serious harm to our business, damage our reputation, and result in a loss of our facility or individual employee security clearances.

Our relations with other contractors are important to our business and, if disrupted, could cause us damage.

We derive a portion of our revenue from contracts under which we act as a subcontractor or from “teaming” arrangements in which we and other contractors jointly bid on particular contracts, projects, or programs. As a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, result in a reduction of the amount of our work under or termination of that contract or other contracts, and cause us not to obtain future work, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue and profit in the foreseeable future. Moreover, our revenue and operating results could be materially and adversely affected if any prime contractor or teammate does not pay our invoices in a timely fashion, chooses to offer products or services of the type that we provide, teams with other companies to provide such products or services, or otherwise reduces its reliance upon us for such products or services.

We sometimes incur costs before a contract is executed or appropriately modified. To the extent a suitable contract or modification is not subsequently signed or we are not paid for our work, our revenue and profit will be reduced.

When circumstances warrant, we sometimes incur expenses and perform work without a signed contract or appropriate modification to an existing contract to cover such expenses or work. When we do so, we are working “at-risk,” and there is a chance that the subsequent contract or modification will not ensue, or if it does, that it will not allow us to be paid for expenses already incurred, work already performed, or both. In such cases, we have generally been successful in obtaining the required contract or modification, but any failure to do so in the future could affect our operating results.

As we develop new services, new clients, new practices, and enter new lines of business, our risk of making costly mistakes increases.

We currently assist our clients both in advisory capacities and by helping them implement and improve solutions to their problems. As part of our corporate strategy, we are attempting to sell more services, and searching for ways to provide new services to clients. In addition, we plan to extend our services to new clients, into new practice areas, into new lines of business, and into new geographic locations. As we change our focus toward implementation and improvement; attempt to develop new services, new clients, new practice areas, and new lines of business; open new offices; and do business in new geographic locations, those efforts could harm our results of operations and could be unsuccessful.

Efforts involving a different focus, new services, new clients, new practice areas, new lines of business, new offices, or new geographic locations entail inherent risks associated with inexperience and competition from other participants in those areas. Our inexperience may result in costly decisions that could harm our profit and operating results. In particular, implementation services often relate to development and implementation of critical infrastructure or operating systems that our clients view as “mission critical,” and if we fail to satisfy the needs of our clients in providing these services, our clients could incur significant costs and losses for which they could seek compensation from us.

Claims in excess of our insurance coverage could harm our business and financial results.

When entering into contracts with clients, we attempt, where feasible and appropriate, to negotiate indemnification protection from our clients, as well as monetary limitation of liability for professional acts, errors, and omissions, but it is not always possible to do so. In addition, we cannot be sure that these contractual provisions will protect us from liability for damages if action is taken against us. Claims against us, both under our client contracts and otherwise, have arisen in the past, exist currently, and will arise in the future. These claims include actions by employees, clients, and others. Some of the work we do, for example, in the environmental area, is potentially hazardous to our employees, our clients, and others and they may suffer damage because of our actions or inaction. We have various policies and programs in the environmental, health, and safety area, but they may not prevent harm to employees, clients, and others. Our insurance coverage may not be sufficient to cover all the claims against us, insurance may not continue to be available on commercially reasonable terms in sufficient amounts to cover such claims, or at all, and our insurers may disclaim coverage as to any or all such claims and otherwise may be unwilling or unable to cover such claims. The successful assertion of any claim or combination of claims against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs, harm our reputation, and be a distraction to management.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in technology use by our clients is not as rapid as in the past.

Our success depends, partly, on our ability to develop and implement technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards, and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. In addition, the costs we incur in anticipation or response may be substantial and may be greater than we expect, and we may never recover these costs. Also, our clients and potential clients may slow the growth in their use of technology, or technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our revenue or profits or ability to obtain and complete client engagements successfully.

Moreover, we use technology-enabled tools to differentiate us from our competitors and facilitate our service offerings that do not require the delivery of technology services or solutions. If we fail to keep these tools current and useful, our ability to sell and deliver our services could suffer, and so could our operating results.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our limited operating history makes it difficult to evaluate our business. In addition, the limited performance history of our management and sales team and the uncertainty of our future performance and ability to maintain or improve our financial, sales and operating systems, procedures and controls increase the risk that we may be unable to continue to successfully operate our business. In the event that we are not able to manage our growth and operate as a public company due to our limited experience, our business may suffer uncertainty and failures, which makes it difficult to evaluate our business.

Various GSA Schedules and Contract vehicles are required to win contracts and task orders from the federal government.  The loss of or failure to renew any or all of these schedules and vehicles could materially adversely affect our business.

We hold GSA Schedules and IDIQ contracts with the federal government.  The government can elect to suspend our eligibility to win task orders under the vehicles and schedules.  The loss of or suspension of any such contracts or GSA Schedule, would materially adversely affect our business.

Our inability to obtain capital, use internally generated cash, or use   shares of our common stock or debt to finance future expansion efforts could   impair the growth and expansion of our business.

Reliance on internally generated cash or debt to finance our operations or complete business expansion efforts could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to use shares of common stock to consummate expansions will depend on our market value from time to time and the willingness of potential sellers to accept it as full or partial payment. Using shares of common stock for this purpose also may result in significant dilution to our then existing stockholders. To the extent that we are unable to use common stock to make future expansions, our ability to grow through expansions may be limited by the extent to which we are able to raise capital for this purpose through debt or equity financings. No assurance can be given that we will be able to obtain the necessary capital to finance a successful expansion program or our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any expansion. In addition to requiring funding for expansions, we may need additional funds to implement our internal growth and operating strategies or to finance other aspects of our operations. Our failure to (i) obtain additional capital on acceptable terms, (ii) use internally generated cash or debt to complete expansions because it significantly limits our operational or financial flexibility, or (iii) use shares of common stock to make future expansions may hinder our ability to actively pursue any expansion program we may decide to implement and negatively impact our stock price.

Our obligations under our credit facility are secured by our assets. Thus, if the lending group forecloses on its security interest, we may have to liquidate some or all of our assets, which may cause us to curtail or cease operations.

Our obligations under our current loan and security agreement are secured by all of our assets. If we default under the credit facility, we could be required to repay all of our borrowings thereunder.   As of September 30, 2010, we owe approximately $2,000,000 under the agreement. In addition, the lender could foreclose its security interest and liquidate some or all of our assets, which could cause us to curtail or cease operations.

Because of our lack of working capital and available financing and our inability to receive progress payments, we may require additional funding for us to continue our operations.

At September 30, 2010, our working capital was approximately $(6.6) million.  Included in working capital is approximately $1.3  million of contract costs accounts receivables. This amount represents work performed and services rendered pursuant to government contracts. For almost all of our government contracts, we do not receive interim progress payments.  As a result, we must finance the cost of the work over the length of the contract, which can continue, in some cases, for more than a year. If we are not able to obtain necessary financing, we may be unable both to meet our obligations under our existing contracts and to obtain additional contracts, which could impair our business and could result in a cessation of business.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We expend a significant amount of cash in our operations. We generally fund most of our working capital requirements out of cash flow generated from operations and our line of credit. If we fail to generate sufficient revenues from our sales, or if we experience difficulties collecting our accounts receivables, we may not have sufficient cash flow to fund our operating costs, and our business could be adversely affected.

Our operating results may fluctuate from period to period, and if we fail to meet market expectations for a particular period, our share price may decline.

Our operating results have fluctuated from period to period and are likely to continue to fluctuate as a result of a wide range of factors, including potential loss of contracts due to government cutbacks. Our production and sales are generally lower in the winter due to weather conditions and holiday activities. Interim reports may not be indicative of our performance for the year or our future performance, and period-to-period comparisons may not be meaningful due to a number of reasons beyond our control. We cannot assure you that our operating results will meet the expectations of market analysts or our investors. If we fail to meet their expectations, there may be a decline in our share price.

We sometimes bill our customers on a “milestones” basis and payments are due upon the achievement of contractual milestones, and any delay or cancellation of a project could adversely affect our business.

Revenue on cost plus fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fee earned. Revenue on fixed price contracts is recognized on a percentage of completion method based on costs incurred in relation to total estimated costs. Revenue on time and materials contracts is recognized at labor rate times hours delivered plus material expense incurred.

Anticipated losses on contracts are recognized in the period they are first determined. In accordance with industry practice, amounts relating to long term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts is not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least possible that the estimates used will change within the near term.

If we fail to develop an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reports, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are currently required to provide an assessment of our internal controls over financial reporting. The process of strengthening our internal controls and complying with Section 404 of the Sarbanes-Oxley Act of 2002 is expensive and time-consuming, and requires significant management attention. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If our auditors identify a material weakness in our internal controls, then the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on a national securities exchange, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Costs incurred because we are a public company affect our profitability.

As a public company, we incur significant legal, accounting and other expenses, and we are subject to the SEC’s rules and regulations relating to public disclosure that generally involve a substantial expenditure of financial resources. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, require changes in corporate governance practices of public companies. We expect that full compliance with these new rules and regulations will significantly increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we will be required to create board committees and adopt policies regarding internal controls and disclosure controls and procedures. Such additional reporting and compliance costs may negatively impact our financial results. To the extent our earnings suffer as a result of the financial impact of our SEC reporting or compliance costs, our ability to develop an active trading market for our securities could be harmed.

As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act, when applicable to us. Some members of our management team have limited or no experience operating a company with securities traded or listed on an exchange, or subject to SEC rules and requirements, including SEC reporting practices and requirements that are applicable to a publicly traded company. We may need to recruit, hire, train and retain additional financial reporting, internal controls and other personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, when applicable, we may not be able to obtain the independent accountant certifications required by the Sarbanes-Oxley Act.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our stock price is volatile and could decline.

The stock market in general has been highly volatile.   The market price of our common stock is likely to be volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others, such as:

•	statements or actions by clients, government officials (even if they are not our clients), securities analysts, or others;

•	changes in analysts’ recommendations or projections;

•	differences between our actual financial or operating results and those expected by investors or analysts;

•	failure by Congress or other governmental authorities to approve budgets in a timely fashion;

•	federal or state government or other clients’ priorities or spending, both generally or by our particular clients;

•	changes in general economic or market conditions;

•	military or other actions related to international conflicts, wars, or otherwise;

•	changes or perceived changes in the professional services industry in general or the government services industry in particular;

•	strategic decisions by us or our competitors, such as acquisitions, consolidations, divestments, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	the operating results of other companies in our industry;

•	the liquidity of our stock;

•	commencement, completion, or termination of contracts, any of which can cause us to incur significant expenses without corresponding payments or revenue, during any particular quarter;

•	changes in our staff utilization rates, which can be caused by various factors outside our control, including inclement weather that prevents our staff from traveling to work sites;

•	timing of significant costs or investments, such as bid and proposal costs or the costs involved in planning, making, or integrating acquisitions;

•	variations in purchasing patterns under our contracts; and/or

•	our contract mix or the extent we use subcontractors, or changes in either.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Additional shares of our common stock could be offered or distributed in the future, which could cause our common stock price to decline significantly.

Our common stock price might decline as a result of sales of shares pursuant to subsequent offerings. We also may issue common or preferred equity in the future, in addition to shares of common stock sold in connection with the acquisition of businesses or assets, to further reduce outstanding debt, or for general corporate purposes, and we expect to continue to offer shares of our common stock to our employees and directors. If we issue new equity securities our stock price might decline as a result, and holders of any new preferred equity securities may have rights, preferences, and privileges senior to those of holders of our common stock.

No cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future, and we may not have sufficient funds legally available to pay dividends. Even if funds are legally available for distribution, we may nevertheless decide not to or may be unable to pay any dividends. We intend to retain all earnings for our company’s operations. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future on our common stock will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our board of directors deems relevant.  Our Series A convertible Preferred Stock is not subject to this provision and is entitled to distributions of 10% of our net income, if any, annually.

Nevada law may inhibit potential acquisition bids and other actions that you and other stockholders may consider favorable, and the market price of our common stock may be lower as a result.

We are subject to the anti-takeover provisions of Sections 78.378 -78.3793 of the Nevada Revised Statutes, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals; delay or prevent a change-in-control transaction; discourage others from making tender offers for our common stock; and/or prevent changes in our management.

We indemnify our officers and members of the board of directors under certain circumstances. Such provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited you and other stockholders. In addition, your investment in our stock may be adversely affected to the extent that we pay the costs of settlement and damage awards against our officers or directors pursuant to such provisions.

If you invest in our common stock, you could experience substantial dilution.

We have offered, and we expect to continue to offer, stock to our employees and directors. Additional options may be granted to employees and directors in the future.

In addition, we may be required, or could elect, to seek additional equity financing in the future or to issue preferred or common stock to pay all or part of the purchase price for any businesses, products, technologies, intellectual property, or other assets or rights we may acquire, to pay for a reduction, change, or elimination of liabilities in the future, for general corporate purposes, or any other reason. If we issue new equity securities under these circumstances, our stockholders may experience additional dilution and the holders of any new equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock.

The application of the “penny stock” rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

Our common stock may be subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act of 1934. The penny stock rules apply to companies that are not traded on a national securities exchange whose common stock trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common stock, and may result in decreased liquidity for our common stock and increased transaction costs for sales and purchases of our common stock as compared to other securities.

Our common stock is thinly traded, and you may be unable to sell at or near “ask” prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Although our common stock is quoted on the Over-the-Counter Bulletin Board (“OTC”), we cannot predict the extent to which an active public market for our common stock will develop or be sustained. However, we do not rule out the possibility of applying for listing on a national exchange. Our common stock has historically been sporadically or “thinly traded” on the OTC, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any give time may be relatively small or nonexistent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-adverse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price of our common stock is particularly volatile given our status as a relatively small company with a small and thinly traded “float” that could lead to wide fluctuations in our share price. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. As noted above, our common stock is sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event a large number of our shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. The following factors also may add to the volatility in the price of our common stock: actual or anticipated variations in our quarterly or annual operating results; adverse outcomes; additions to or departures of our key personnel, as well as other items discussed under this “Risk Factors” section, as well as elsewhere in this report. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain its current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through pre-arranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock may be characterized by significant price volatility when compared to seasoned issuers, and we expect our share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Past activities of our company and affiliates may lead to future liability for our company.

Prior to uKarma Corporation’s acquisition of Innolog, we were engaged in a business unrelated to our current operations. Any liabilities relating to such prior business against which we are not completely indemnified will be borne by us and may have a material adverse effect on the Company.

Our corporate actions are substantially controlled by our Board of Directors and our 5% stockholders.

Our board of directors and our greater than 5% stockholders own or control over 73% of the fully diluted common and preferred shares of the Company.  These stockholders, acting individually or as a group, could exert substantial influence over matters such as electing directors, amending our Articles of Incorporation or bylaws, and approving mergers or other business combinations or transactions. In addition, because of the percentage of ownership and voting concentration in these principal stockholders and their affiliated entities, elections of our board of directors will generally be within the control of these stockholders and their affiliated entities. While all of our stockholders are entitled to vote on matters submitted to our stockholders for approval, the concentration of shares and voting control presently lies with these principal stockholders and their affiliated entities. As such, it would be difficult for stockholders to propose and have approved proposals not supported by these principal stockholders and their affiliated entities. There can be no assurance that matters voted upon by our officers and directors in their capacity as stockholders will be viewed favorably by all stockholders of our company. The stock ownership of our principal stockholders and their affiliated entities may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of our company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We are responsible for the indemnification of our officers and directors, which could result in substantial expenditures.

Our bylaws provide for the indemnification of our directors, officers, employees, and agents, and, under certain circumstances, against attorneys’ fees and other expenses incurred by them in litigation to which they become a party arising from their association with or activities on behalf of the Company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.

We may incur additional debt, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of our stock.

As a result of our business activities and acquisitions, we may incur additional debt in the future. Such debt could increase the risks described herein and lead to other risks. The amount of our debt could have important consequences for our stockholders, such as:

•
our future ability to obtain additional financing for working capital, capital expenditures, product and service development, acquisitions, general corporate purposes, and other purposes may be impaired;

•	a substantial portion of our cash flow from operations could be dedicated to the payment of the principal and interest on our debt;

•	our vulnerability to economic downturns and rises in interest rates will be increased;

•	we may be unable to comply with the terms of our financing agreements;

•	our flexibility in planning for and reacting to changes in our business and the marketplace may be limited; and/or

•	we may be at a competitive disadvantage relative to other firms.

Servicing our debt in the future may require a significant amount of cash. Our ability to repay or refinance our debt depends, among other things, on our successful financial and operating performance and the interest rates on our debt. Our financial and operating performance and the interest rates we pay in turn depend on a number of factors, many of which are beyond our control.

If our financial performance declines and we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring indebtedness, and/or selling additional stock, perhaps under unfavorable conditions. Any of these circumstances could adversely affect the value of our stock.

Our continued success depends on our ability to raise capital on commercially reasonable terms when, and in the amounts, needed. If additional financing is required, including refinancing existing debt, there can be no assurances that we will be able to obtain such additional financing on terms acceptable to us and at the times required, if at all. In that case, we may be required to raise additional equity by issuing additional stock, alter our business plan materially, curtail all or part of our business expansion plans, sell part or all of our business or other assets, or be subject to actions such as bankruptcy or other financial restructuring in the event of default. Any of these results could have a significant adverse effect on the value of our stock.

Our future debt may include covenants that restrict our activities and create the risk of defaults, which could impair the value of our stock.

Our financing arrangements will continue to contain a number of significant covenants that, among other things, restrict our ability to dispose of assets; incur additional indebtedness; make capital expenditures; pay dividends; create liens on assets; enter into leases, investments, and acquisitions; engage in mergers and consolidations; and engage in certain transactions with affiliates; and otherwise restrict corporate activities (including change of control and asset sale transactions).

In addition, our financing arrangements may require us to maintain specified financial ratios and comply with financial tests Concern over satisfying debt restrictions and covenants might cause us to forego contract bidding or acquisition opportunities or otherwise cause us to focus on short-term rather than long-term results. There is no assurance that we will be able to fulfill our debt covenants, maintain these ratios, or comply with these financial tests in the future.

Failure to comply with restrictive covenants imposed by our financing arrangements, if not cured through performance or an amendment of our financing arrangements, could result in a default. An amendment of our financing arrangements could substantially adversely affect our revenue, profits, cash flows, and operating results. In the event of a default, our lenders could, among other things: (i) declare all amounts borrowed to be due and payable, together with accrued and unpaid interest; (ii) terminate their commitments to make further loans; and/or (iii) proceed against the collateral securing obligations owed to them. In turn, such action by our lenders could lead to the bankruptcy, insolvency, financial restructuring, and/or liquidation of our Company, any of which would have a significant adverse effect on the value of our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	our projected sales and profitability;

•	our growth strategies;

•	anticipated trends in our industry;

•	our future financing plans and our ability to raise capital when it is required; and

•	our anticipated needs for working capital.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.  These risks include those listed under “Risk Factors” beginning on page ____ and elsewhere in this prospectus.  In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

This prospectus may contain market data related to our business, which may have been included in articles published by independent industry sources.  Although we believe these sources are reliable, we have not independently verified this market data.  This market data includes projections that are based on a number of assumptions.  If any one or more of these assumptions turns out to be incorrect, actual results may differ materially from the projections based on these assumptions.

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning the Company and our business made elsewhere in this prospectus as well as other public reports which may be filed with the United States Securities and Exchange Commission (the “SEC”).  You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments.  As noted above, the Company is not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances.

USE OF PROCEEDS

We are registering the shares of common stock offered by this prospectus for sale by the selling stockholders identified in the section of this prospectus titled “Selling Stockholders.”  We will not receive any of the proceeds from the sale of these shares.  We will pay all expenses incurred in connection with the offering described in this prospectus.  Our common stock is more fully described in the section of this prospectus titled “Description of Securities.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, $0.001 par value per share, has been quoted on the OTC Bulletin Board under the symbol “INHC” since August 18, 2010.  Before that date, our common stock traded under the symbol “UKMA”.  The following table sets forth, for each fiscal quarter for the past two years and through September 30, 2010, the reported high and low closing bid quotations for our common stock as reported on the OTC Bulletin Board.  The bid information was obtained from the OTC Bulletin Board and reflects inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.  As of December 20, 2010, the high and low bid price of our common stock was $0.03.

Common Stock

High and Low Bids

Period ended	High	Low

September 30, 2010	$0.031	$0.00

June 30, 2010	$0.023	$0.003

March 31, 2010	$0.015	$0.003

December 31, 2009	$0.015	$0.005

September 30, 2009	$0.03	$0.01

June 30, 2009	$0.031	$0.01

March 31, 2009	$0.12	$0.02

December 31, 2008	$0.22	$0.08

September 30, 2008	$0.35	$0.14

June 30, 2008	$0.54	$0.00

March 31, 2008	$0.00	$0.00

HOLDERS

We have approximately 288 record holders of our common stock as of December 20, 2010 according to a stockholders’ list provided by our transfer agent as of that date.  The number of registered stockholders does not include any estimate by us of the number of beneficial owners of common shares held in street name. The transfer agent and registrar for our common stock is Computershare Trust Company, Inc. located at 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

DIVIDENDS

We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors that our board of directors may deem relevant. Our Series A Convertible Preferred Stock is not subject to this provision and is entitled to accrue annual dividends equal to 10% of the prior year’s net income of the Company, divided pro rata among the holders of our Series A Convertible Preferred Stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition for the quarter ended September 30, 2010  and the fiscal years ended December 31, 2009 and 2008 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this prospectus.

OVERVIEW

We are a holding company designed to make acquisitions of companies in the government services industry. Our first acquisition, Innovative Logistics Techniques, Inc., is a solutions oriented provider of logistics services primarily to agencies of the U.S. government, but also to state and local agencies and to private businesses.  We provide tools to our customers which allow them to manage the flow of goods, information or other resources through the integration of information, transportation, inventory, warehousing, material handling and security.  Our goal is to expand our business, not only through the acquisition of new contracts but also through the acquisition of companies in the government services industry.  Our home office is located in Fairfax, Virginia, although we have five additional offices located in Washington D.C., Tennessee and Florida.

The federal government is the largest consumer of services and solutions in the United States. We believe that the federal government’s spending will continue to increase in the next several years, driven by the expansion of national security and homeland security programs, the continued need for sophisticated intelligence gathering and information sharing, increased reliance on technology service providers due to shrinking ranks of government technical professionals and the continuing impact of federal procurement reforms.  For example, federal government spending on information technology has consistently increased in each year since 1980.  INPUT, an independent federal government market research firm, expects this trend to continue, with federal government spending on information technology forecasted to increase from approximately $76 billion in federal fiscal year 2009 to $90 billion in federal fiscal year 2014.  Moreover, this data may not fully reflect government spending on classified intelligence programs, operational support services to our armed forces and complementary technical services, which include sophisticated systems engineering.

Across the national security community, we see the following trends that will continue to drive increased spending and dependence on technology support contractors:

•	Increased Spending on Defense and Intelligence to Combat Terrorist Threats

•	Increased Spending on Cyber Security

•	Continuing Focus on Information Sharing, Data Interoperability and Collaboration

•	Reliance on Technology Service Providers

•	Inherent Weaknesses of Federal Personnel Systems

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this discussion and analysis:

Use of Estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates.

Contract Revenue Recognition:

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fees earned. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-materials contracts is recognized at contractual rates as hours and out of pocket expenses are incurred. Anticipated losses on contracts are recognized in the period they are first determined. In accordance with industry practice, amounts relating to long-term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts is not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Allowance for Doubtful Accounts:

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. Estimated losses are based on historical collection experience coupled with review of the current status of existing receivables. There was no allowance for doubtful accounts required at September 30, 2010 and December 31, 2009.

Long-Lived Assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Goodwill:

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other”, goodwill is tested for impairment at least annually. An impairment loss of $1,000,000 was recognized for the period ended December 31, 2009 and an impairment loss of $3,056,238 was recognized for the nine months ended September 30, 2010.

Income Taxes:

Income taxes are accounted for using the asset and liability method under FASB ASC 740, “Accounting for Income Taxes”, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities, and their respective tax basis, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized as income in the period that includes the enactment date. Estimates of the realization of deferred tax assets are based on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Stock Based Compensation:

The Company accounts for stock based compensation in accordance with FASB ASC 505-50, “Equity Based Payments to Non-Employees”. Under the fair value recognition provisions of FASB ASC 505-50, the Company measures stock based compensation cost at the grant date based on the fair value of the award and recognizes expense over the requisite service period.

Fair Value Measurements:

FASB ASC 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the assets or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

The carrying values of accounts receivable, accounts payable, accrued expenses, notes payable to former stockholders, and the line of credit payable approximate fair value due to the short term maturities of these instruments.

Contingent consideration payable is based on the revenues and earnings projections of Innovative discounted by the rate of the seller note.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company has determined that the contingent consideration liability falls within level three of the hierarchy.

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective accounting standards, if adopted, will have a material effect on our financial statements.

Results of Operations

Comparison of Years Ended December 31, 2009 and December 31, 2008 of Innovative Logistics Techniques, Inc.

The following table sets forth the results of our operations for the periods indicated as a percentage of net sales:

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of
	2009	Sales	2008	Sales
Contract Revenue	$7,847,465	100.0%	$6,184,531	100.0%

Direct Costs	4,529,380	57.7%	3,310,302	53.5%

Costs of Operations	5,803,041	73.9%	5,275,569	85.3%

Operating Loss	(2,484,956)	(31.6)%	(2,401,340)	(38.8)%

Other Income	487,558	6.2%	46,570	0.8%

Other Expenses	(11,960)	(0.2)%	(29,879)	(0.5)%

Loss Before Income Tax	(2,009,358)	(25.6)%	(2,384,649)	(38.5)%

Income Tax Expense	-	-%	-	-%

Net Loss	$(2,009,358)	(25.6)%	$(2,384,649)	(38.5)%

For  December 31, 2009 and 2008 the amounts above are for Innovative Logistics Techniques, Inc. For purposes of comparison, the full 12 months of 2009 are included even though the acquisition of Innovative by Innolog did not occur until March 31, 2009.

Contract Revenues. Revenues for the year ended 2009 increased 26.9% over the previous year. The majority of this increase is attributed to short term contracts where the Company had sub-contractors supplying most of the work, thereby generating a very small margin to the Company. We intend to eliminate these types of contracts and to replace them with more profitable contracts going forward.

Direct Costs. Direct costs increased as a percentage of revenue for the reasons stated above. It is anticipated that these costs will return to more historical levels as these contracts are replaced by more profitable ones.

Costs of Operations. The cost of operations include indirect contract costs, which are allowable for reimbursement under the contracts,  management fees paid to affiliate and costs not allocable to contracts.  Overall in 2009 these expenses were reduced by 9% from the previous year. The largest decrease came in indirect contract costs which were reduced by almost $1.7 million. The Company expects these costs to reduce further in the future.  In addition to these expenses the cost of operations includes a $1,000,000 impairment to goodwill expense in 2009.

Operating Loss. If  the Company eliminates the impairment of goodwill charge of $1,000,000 it reduced its operating loss by 38.2% in 2009. This is a result of controlling and reducing operating expenses and finishing the low margin contracts relating to the usage of sub-contractors.

Other Income. Other income for 2009 increased due to a one time forgiveness of an accounts payable and an unrealized gain on the fair value of the consideration payable to the former stockholders of Innovative.

Other Expenses. Other expenses for 2009 decreased by about 60% from the previous year.

Net Loss. Our net loss for the year ended December 31, 2009 was $2,009,358 as compared to $2,384,649 for the year ended December 31, 2008. The decrease in net loss was mainly attributable to an increase in revenues and to cost efficiencies and reductions, offset by goodwill impairment.

Comparison of Three Month and Nine Month Periods Ended September 30, 2010 and 2009 of Innolog Holdings Corporation and Subsidiary

The following table sets forth the results of our operations for the periods indicated:

	Three Months Ended September 30, 2010 (unaudited)	% of Sales	Three Months Ended September 30, 2009 (unaudited)	% of Sales	Nine Months Ended September 30, 2010 (unaudited)	% of Sales	March 23 (inception) through September 30, 2009 (unaudited)	% of Sales
Contract Revenue	$1,407,778	100.0	2,005,340	100.0	4,629,952	100.0	4,412,451	100.0

Direct Costs	(695,439)	(49.4)	(1,246,959)	(62.2)	(2,203,099)	(47.6)	(2,622,072)	(59.4)

Cost of Operations	(4,830,472)	(343.1)	(1,212,300)	(60.5)	(7,690,409)	(166.1)	(2,521,382)	(57.1)

Operating Loss	(4,118,133)	(292.5)	(453,919)	(22.7)	(5,263,556)	(113.7)	(731,003)	(16.5)

Other income	515,000	36.6			1,875,754	40.5	5,199	0.12

Other Expense	(275,750)	(19.6)	(25,517)	(1.3)	(1,044,820)	(22.6)	(566,047)	(12.8)

Loss Before Income Tax	(3,878,883)	(275.5)	(479,436)	(24.0)	(4,432,622)	(95.7)	(1,291,851)	(29.2)

Income Tax Expense	-	-%	-	-%	-	-%	-	-%

Net Loss	$(3,878,883)	(275.5)	(479,436)	(24.0)	(4,432,622)	(95.7)	(1,291,851)	(29.2)

The results for the nine months ended September 30, 2010 cannot be compared with the same period in 2009 as the amounts presented are from March 23, 2009 (inception) through September 30, 2009.

Contract Revenues.  Revenues for the three month period ended September 30, 2010 were decreased by 42.4% over the previous year.  The majority of this decrease is attributed to short term contracts where the Company had sub contractors supplying most of the work, thereby generating a very small margin to the Company.  It is our plan to replace these contracts with more profitable contracts in the future.

Direct Costs.  Direct costs decreased as a percentage of revenue for the reasons stated above.

Costs of Operations.  The costs of operations include indirect contract costs, which are reimbursed under the contracts, management fees paid to an affiliate and costs not allocable to contracts.  Overall, for the three months period ended September 30, 2010, these expenses were increased by 298% from the previous year.  The largest increase in costs of operations was a goodwill impairment expense of $3,056,238.  Other costs included indirect contract costs in the amount of $326,087 which were incurred by the Company’s affiliates, Galen Capital Corporation and GCC, on behalf of the Company, and consisted mainly of rent expense, consulting fees, and health care expenses, and costs not allocable to contracts of $283,385 consisting mainly of marketing expenses.  Additionally, $41,525 which was previously lent to Galen and GCC was deemed uncollectible and was written off during the three months ended September 30, 2010.

Operating Loss.  The Company increased its operating loss by 807% in the three months ended September 30, 2010 from the previous year. The largest increase was due to an increase in indirect contract costs as discussed above. Excluding the one time expenses such as the write off of goodwill, the operating loss increased by 134%.

Other Income. Other income for the three and nine months ended September 30, 2010 increased by $515,000 and $1.8 million, respectively, due to a one time unrealized gain on the fair value of consideration payable and a gain on debt extinguishment in the amount of $1.36 million as a result of converting a note payable to former stockholders into preferred stock, respectively.

Other Expenses. Other expenses for the three and nine month periods ended September 30, 2010 were made up of interest expense and merger expenses.

Net Loss. Our net loss for the three and nine month periods ended September 30, 2010 was $3,878,883 and $4,432,622, respectively. Excluding one time expenses such as goodwill impairment, merger expenses, and one time gains on debt extinguishment and consideration payable, the net loss for the three months and nine months ended September 30, 2010 was $1,291,723 and $1,185,814, respectively.

Liquidity and Capital Resources

Cash Flows

Net cash used in operating activities was $481,346 for the nine months ended September 30, 2010, while net cash flow used in operating activities was $360,409 for the period March 23, 2009 (inception) through September 30, 2009.

Net cash flow used in investing activities was $298,983 for the nine months ended September 30, 2010 and $1,531,608 for the period March 23, 2009 (inception) through September 30, 2009. These funds were used as payment for the purchase of Innovative Logistics Techniques, Inc. and repayments of borrowings from affiliates.

Net cash flow provided by financing activities was $771,051 for the nine months ended September 30, 2010 and $1,893,655 for the period March 23, 2009 (inception) through September 30, 2009. Receipts of cash flow from financing activities primarily consisted of borrowings from others, affiliates, and the line of credit from a bank.

Material Impact of Known Events on Liquidity

Other than as discussed herein, there are no known events that are expected to have a material impact on our short-term or long-term liquidity.

Capital Resources

We have financed our operations primarily through cash flows from operations and borrowings. Since the Company is currently still operating at a negative cash flow, continued short term borrowings are necessary to cover working capital needs. Typically, these loans are provided by our affiliates although they are under no obligation to provide funding to us.

Aside from needing cash for our operations, we may require additional cash due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. To the extent it becomes necessary to raise additional cash in the future, we may seek to raise it through the sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or loans, issuance of common stock or a combination of the foregoing. We currently do not have any binding commitments for, or readily available sources of, additional financing. However, we are in discussions with several sources for financing commitments. We cannot provide any assurances that we will be able to secure the additional cash or working capital we may require to continue our operations.

At September 30, 2010 we had cash on hand of zero. We will need additional financing to fund our operations over the next 12 months. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern. There are many delinquent claims and obligations, such as payroll taxes, employee income tax withholdings, employee benefit plan contributions, loans payable and accounts payable, that could ultimately cause the Company to cease operations.

Because of our historic net losses and low working capital position, our independent auditors, in their report on our financial statements for the year ended December 31, 2009, expressed substantial doubt about our ability to continue as a going concern.

Contractual Obligations and Off-Balance Sheet Arrangements

Loan and Line of Credit

In March 2009, Innolog Holdings Corporation and Innovative Logistics Techniques, Inc. entered into an agreement with eight individuals, some of which are directors of the Company, to borrow up to $2,000,000 under a loan due on demand. The loan is secured by the assets of both borrowers. In March 2009, Innolog Holdings Corporation entered into a $500,000 line of credit with Eagle Bank due on demand. The line of credit is guaranteed by eight individuals, some of which are directors of the Company. The line of credit bears interest at the prime rate plus 1%. At September 30, 2010, the interest rate was 5%. At September 30, 2010, both the loan and the line of credit were outstanding in the amounts of $1,499,384 and $497,570, respectively.

Seller Note Payable and Earn Out Note Payable

In March 2009, when Innolog Holdings Corporation purchased Innovative Logistics Techniques, Inc., part of the purchase price was financed with a Seller Note Payable of $1,285,000 payable over three years. In May 2010 this note, including accrued interest of $85,551, was converted into 1,000,000 shares of Series A Preferred Stock with a fair value of $10,000. This resulted in a gain on debt extinguishment of $1,360,551. In April 2009, the Company issued a $900,000 earn out note payable to the former owners of Innovative. This earn out was based on certain revenue and net income targets over the next 3 years. The value of this earn out has been reduced to zero as of September 30, 2010.

Loans From Former Stockholder

As of September 30, 2010 loans from a former stockholder totaled $314,682.

Loans From Related Parties

During the three months ended September 30, 2010, we received loans totaling $500,000 from affiliates, of which $250,000 are still outstanding as of September 30, 2010.

Loans From Individuals

During the three months ended September 30, 2010, we borrowed $370,000 from various individuals not related to us.

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following table summarizes our contractual obligations as of September 30, 2010, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Total	Less than 1 year	1-3 Years	3-5 Years	5 Years +
Contractual Obligations:
Bank Indebtedness	$497,570	497,570		$-	$-
Other Indebtedness	2,139,384	2,139,384		-	-
Operating Leases	1,632,000	397,000	1,235,000
Totals:	$4,268,954	3,033,954	1,235,000	$-	$-

Late deposit of payroll taxes and employee income tax withholdings

During 2009 and 2010, the Company has been late in making deposits of federal and state employer payroll taxes, as well as employee income tax withholdings. As of September 30, 2010 and December 31, 2009, the total of payroll tax accrued and income tax withheld balances, including penalties and interest, amounted to $1,396,241 and $277,762, respectively, which is included in accrued salaries and benefits on the balance sheet.

Employee Benefit Plan

Innovative has a defined contribution employee benefit plan covering all full time employees who elect to participate. The plan provides for elective salary deferrals by employees and annual elective matching contributions. There was no employer contribution for the nine months ended September 30, 2010.

Innovative has been late in making deposits of employee deferrals. The Department of Labor is reviewing Innovative’s employee benefit plan document as well as other records to determine the status of compliance. The outcome is undetermined as of the date of the financial statements included in this prospectus.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

We do not use derivative financial instruments and had no foreign exchange contracts as of September 30, 2010. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, and certain debt obligations. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents.

Interest Rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term debt obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities. A hypothetical 5% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 5, 2010, uKarma’s board of directors dismissed Spector & Associates, LLP (“Spector”) as its independent registered public accounting firm.

During the fiscal years ended December 31, 2009 and 2008, Spector’s reports on uKarma’s financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles with the exception of a qualification expressing uncertainty about the ability of uKarma to continue as a going concern.

During the fiscal years ended December 31, 2009 and 2008, and from December 31, 2009 to Spector’s dismissal, (i) there were no disagreements between uKarma and Spector on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Spector would have caused Spector to make reference to the matter in its reports on uKarma’s financial statements and (ii) there were no reportable events as the term described in Item 304(a)(1)(v) of Regulation S-K.

On August 5, 2010, uKarma engaged Gumbiner Savett Inc. (“Gumbiner”) to serve as the independent registered public accounting firm for the year ending December 31, 2010. During the past two fiscal years ended December 31, 2009 and 2008, and from December 31, 2009 to August 5, 2010, uKarma did not consult with Gumbiner regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on uKarma’s financial statements.

BUSINESS

Overview

We were incorporated in Nevada on June 26, 2001 under the name “OM Capital Corporation,” and changed our name to “uKarma Corporation” on April 20, 2004.

Prior to August 18, 2010, uKarma Corporation developed and marketed proprietary branded personal health and wellness products, including fitness DVDs and mind, body, and spirit goods and services, for fitness and health-conscious consumers. These product lines targeted the rapidly growing tens of millions that are seeking to enrich their physical, spiritual, and mental wellness.

uKarma Corporation launched its initial product, a fitness DVD series called Xflowsion, through an infomercial and other marketing initiatives. The goal of the infomercial was to generate initial working capital and build a community of loyal customers. From there, uKarma Corporation planned on expanding its product offerings into proprietary branded products primarily within the fitness/well-being multimedia and nutraceutical markets.

On August 11, 2010, uKarma Corporation, GCC Merger Sub Corp., our wholly-owned Nevada subsidiary (“Merger Sub”), Galen Capital Corporation, a Nevada corporation (“Galen”), and Innolog Holdings Corporation, a Nevada corporation (“Innolog Predecessor”), entered into an Amended and Restated Merger Agreement (the “Merger Agreement”). The Merger Agreement provided that Innolog Predecessor would be merged with Merger Sub, with Innolog Predecessor surviving the merger as our wholly-owned subsidiary (the “Merger”). We consummated the Merger on August 18, 2010. Pursuant to the Merger, Innolog Predecessor’s common stockholders received one share of our common stock for every share of Innolog Predecessor common stock they held (“Common Stock Ratio”). Likewise, holders of Innolog Predecessor’s Series A Convertible Preferred Stock received one share of our Series A Convertible Preferred Stock for every share of Innolog Predecessor Series A Convertible Preferred Stock they held. Holders of options and warrants to purchase Innolog Predecessor common stock received comparable options and warrants to purchase common stock of uKarma Corporation, with the exercise price and number of underlying uKarma shares being proportionate to the Common Stock Ratio. Innolog Predecessor also paid uKarma Corporation $525,000 in cash (which included past advances from Galen) in connection with the Merger.

As a result of the Merger, the stockholders of Innolog Predecessor became the controlling stockholders of uKarma Corporation, and Innolog Predecessor became a wholly owned subsidiary of uKarma Corporation. Innolog Predecessor has a wholly-owned subsidiary, Innovative Logistics Techniques, Inc., a Virginia corporation (“Innovative”), which became an indirect subsidiary of uKarma Corporation pursuant to the Merger.

On August 9, 2010, pursuant to a Contribution Agreement, uKarma Corporation transferred its health and wellness business assets and liabilities to a newly created wholly-owned subsidiary, Awesome Living, Inc., a Nevada corporation (“AL”). The Board of Directors and majority stockholders of uKarma Corporation approved a distribution (i.e. spin off) of all of AL’s outstanding common stock to the stockholders of record of uKarma Corporation as of August 12, 2010. On September 15, 2010, AL filed a Form 10 with the Securities and Exchange Commission (the “SEC”) to register the common stock of AL pursuant to Section 12(g) the Securities Exchange Act of 1934, as amended. The distribution of AL’s outstanding common stock is expected to occur as soon as commercially practicable following the resolution of any comments that the SEC may issue with respect to the Form 10 filing. If for any reason the distribution cannot be accomplished, AL will either (a) discontinue all of its business operations without any material adverse effect upon uKarma Corporation, or (b) assign its business operations to another person or entity selected in the sole discretion of AL’s management.

On August 16, 2010, uKarma Corporation changed its name to “Innolog Holdings Corporation” and Innolog Predecessor, which became our wholly-owned subsidiary upon consummation of the Merger, changed its name to “Innolog Group Corporation”. Innovative remains a wholly-owned subsidiary of Innolog Group Corporation. A diagram of our current corporate structure appears below:

Innolog Holdings and Innovative Logistics Techniques History and Organization

Innolog Holdings Corporation was formed in March 2009 for the purpose of operating companies that provide services primarily to federal government entities and plan to grow organically as well as via acquisition. We acquired Innovative effective as of March 31, 2009. Innovative brings leading edge, process oriented thinking to government customers by providing logistics solutions to the U.S. military agencies, such as the Army Corp of Engineers and civilian agencies such as the Department of Interior as well as state and local governments.

Innovative was founded in 1989 by retired Army Colonel Verle Hammond and, since that time, has established its reputation as a reliable provider of logistics, systems engineering, information services and supply chain management providers in the federal, state and local government markets.

Offices and Website

Innolog Holdings Corporation maintains five offices. Three are in the Washington D.C. area along with offices in Nashville, Tennessee and Orlando, Florida. Our headquarters is located at 4000 Legato Road Fairfax, Virginia 22033, We also operate informational websites located at www.innologholdings.com and www.innolog.com. The information on these websites is not a part of this prospectus.

Industry Overview and Background

The federal government is the largest consumer of services and solutions in the United States. We believe that the federal government’s spending will continue to increase in the next several years, driven by the expansion of national security and homeland security programs, the continued need for sophisticated intelligence gathering and information sharing, increased reliance on technology service providers due to shrinking ranks of government technical professionals and the continuing impact of federal procurement reforms. For example, federal government spending on information technology has consistently increased each year since 1980. INPUT, an independent federal government market research firm, expects this trend to continue, with federal government spending on information technology forecasted to increase from approximately $76 billion in federal fiscal year 2009 to $90 billion in federal fiscal year 2014. Moreover, this data may not fully reflect government spending on classified intelligence programs, operational support services to our armed forces and complementary technical services, which include sophisticated systems engineering.

Across the national security community, we see the following trends that will continue to drive increased spending and dependence on technology support contractors.

➢	Increased Spending on Defense and Intelligence to Combat Terrorist Threats

The Department of Defense is the largest purchaser of services and solutions in the federal government. For federal fiscal year 2010, President Obama signed a bill that authorizes $636 billion in defense spending, including Overseas Contingency Operations (OCO) funding of $128 billion and submitted a request for an additional $33 billion in OCO funding. For federal fiscal year 2011, the Obama administration has submitted a defense budget of $708 billion, including $159 billion for OCO. The Intelligence Community is another significant source of our revenue base. The intelligence budget for federal fiscal year 2009 totaled approximately $50 billion (not including another $25 billion funded within the defense budget as the Military Intelligence Program (MIP)), a 5% increase from federal fiscal year 2008 and a compound annual growth rate of 6% over the last eleven years when it totaled $27 billion in federal fiscal year 1998. The vast majority of the growth has taken place after the 2001 terrorist attacks, which created an urgent need to confront Al Qaeda and its allies with enhanced intelligence efforts. The global threat of terrorism has not diminished and we believe that the Intelligence Community will continue to see growth in its budget.

➢	Increased Spending on Cyber Security

The Comprehensive National Cyber Initiative (CNCI), which is mostly classified, is focused on securing the government’s cyber networks and involves all agencies of the federal government over the next five to ten years. INPUT forecasts that federal spending on Cyber & Information Security will increase from approximately $8 billion in federal fiscal year 2009 to approximately $12 billion in federal fiscal year 2014, an 8% compound annual growth rate over the next five years. Recent reports of cyber attacks on Google and others from China underscore the urgency of this problem.

➢	Continuing Focus on Information Sharing, Data Interoperability and Collaboration

We believe intelligence agencies will increase their demand for data and text mining solutions to enable them to extract, analyze and present data gathered from the massive volumes of information available through open sources such as the Internet. This increased focus on national security, homeland security and intelligence has also reinforced the need for interoperability among the many disparate information technology systems throughout the federal government. We believe the Department of Homeland Security and the intelligence agencies will continue to be interested in enterprise systems that enable better coordination and communication within and among agencies and departments. The December 25, 2009 attempted terrorist attack on a Northwest Airlines flight demonstrates the vulnerabilities when agencies fail to properly access, synthesize and process all of the information known to other various components of government.

➢	Reliance on Technology Service Providers

The demand for technology service providers is expected to increase due to the need for federal agencies to maintain core operational functions while maintaining and updating technology across their enterprises. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments. In addition, with active engagements in Iraq and Afghanistan, our Defense customers need to focus their internal resources on combat operations and are turning to contractors for many support operations such as logistics.

➢	Inherent Weaknesses of Federal Personnel Systems

The fundamental design of U.S. military and federal civil service personnel systems creates the need for industry support as well as provides a key source of talent. The government biases its compensation system towards retirement benefits and offers relatively early opportunities to retire. Retiring government employees are often at the prime of their careers and offer an attractive labor pool to industry. Moreover, the military service and to a certain extent the civil service aim to create well-rounded generalists, which requires their best talent to change jobs every 18 months to three years. This practice effectively trains senior officers and executives, but it creates a void of deep domain and technical expertise that is often filled by industry. Retired military and government workers are attracted to these positions because they offer long-term stability and a compensation strategy based on take-home pay. The federal government faces a growing number of retirement-eligible employees over the next ten years as the baby-boom generation ages, and industry will benefit from this growing talent pool.

Finally, we see two opposing trends that both enhance our ability to recruit and retain. Many civil servants are frustrated with the constant churn of their immediate leadership as well as the perceived pressure to work only a 40-hour work week during a time of war. Conversely, in the current environment many military personnel are stressed by multiple deployments with too little time in between. Both of these pools are attracted by a reasonable balance between commitment to mission and family. We believe these trends will continue and likely increase.

Strategy

Innolog Holdings Corporation was formed for the purpose of operating, acquiring and enhancing complementary companies that provide services primarily to federal government entities. Our primary subsidiary, Innovative Logistics Techniques, Inc. (“Innovative”) brings leading edge, process oriented thinking to government customers by providing logistics, supply chain management and engineering solutions to the U.S. military, civilian agencies and state and local governments. The vision of Innolog Holdings Corporation is to:

1)	Grow the best in breed logistics, engineering, supply chain and asset management businesses.

a)
Innolog Holdings and Innovative are focused on organically growing the existing service offering by continuing to offer world class, highly effective services to their current customer bases. Our experience shows that by providing highly effective contracting programs, the result is additional work and deeper penetration among the current customer base. Additionally, strong historic results and existing technical expertise (known as “Qualifications” or “Quals” for short) are highly effective tools in soliciting new business with new customers across the Department of Defense and civilian government agencies.

2)	Introduce Government healthcare services and other complementary capabilities to the Department of Defense, other government agencies and the civilian market.

a)
We are currently utilizing this strategy to expand our core logistics business into the government healthcare services space, initially targeting the logistical and tracking needs of the U.S. Department of Veterans Affairs. We began this process through a joint marketing relationship with JONA, Inc. JONA is a healthcare focused firm providing multiple healthcare management solutions to both government healthcare customers and civilian healthcare systems. Our core expertise in logistics and asset management can also be applied to other agencies outside of the Department of Defense. Over time, Innolog may offer further strategic services across multiple industry sectors, directly or through additional joint ventures.

3)	Make strategic acquisitions of other small and midsized defense contractors.

a)
Innolog Holdings Corporation is actively seeking acquisitions of defense contractors that offer complementary or supplementary services in the federal marketplace. Acquisitions will be focused on government contractors providing logistics, supply chain management, asset management, engineering services, and government healthcare services. We will focus our efforts on companies that are headquartered in the Washington, D.C. metropolitan area and are cash flow breakeven or cash flow positive. Further, we are initially looking for companies with $5 to $15 million in revenue, although that criteria will change as the Company grows. Finally, we are looking for companies that can bring top quality management to augment our existing management team.

Customers

We provide logistics, systems engineering, information services and supply chain management services to government customers including multiple customers in the defense sector as well as the civil and commercial sectors. Within the defense sector, present and past customers include the Army Material Command, Office of Naval Research & Naval Research Laboratory, Department of State, Department of Homeland Security, Defense Logistics Agency, U.S. Coast Guard, U.S. Army TACOM Life Cycle Command, Army Sustainment Command, Naval Air Warfare Center, SPAWAR System Center and TRANSCOM, among others. Civil and commercial customers have included the FDIC, U.S. Census Bureau, Smithsonian Institute, Department of Treasury and the General Services Administration among others. The Company also provides services to other government industry customers, providing services primarily under subcontracting and teaming agreements with such companies as Lockheed Martin, CACI, Computer Sciences Corporation, Northrop Grumman, Boeing, Battelle Memorial Institute, Mantech International and others. In 2009, no single customer represented more than 21% of total sales. The single largest customer in 2009 was TACOM which generated approximately 20% of total sales. Through September 30, 2010, no single customer represented more than 30% of 2010 sales. The single largest customer through September 30, 2010 was Navy Research Laboratory which generated approximately 29% of total sales.

Quality Control

Innovative Logistics Techniques is committed to providing customers quality logistics solutions enhanced by the targeted application of advanced technology through the development and continual improvement of our quality management system. Innolog is certified to ISO-9000, the International Standard for a Quality Management System. The ISO-9000 certification is based on a business common sense, documented system focused on consistency, reliability and improving the way a business operates. Maintaining this certification demonstrates to customers the Company’s commitment to quality.

Competition

Our key competitors currently include divisions of large defense contractors as well as mid-size and small defense contractors with specialized capabilities. Such competitors include Computer Sciences Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, Science Applications International Corporation, Unisys Corporation, Camber Corporation, Metters Industries, Binary Consulting, and Calibre Systems. Because of the diverse requirements of U.S. government customers and the highly competitive nature of large procurements, corporations frequently form teams to pursue contract opportunities. The same companies listed as competitors will, at times, team with us, subcontract to us or ask that we subcontract to them in the pursuit of new business. We believe that the major competitive factors in our market are distinctive technical competencies, successful past contract performance, intelligence and military work experience, price of services, reputation for quality and key management with domain expertise.

Marketing, Advertising and Promotional Activities

We plan to use future capital-raising activities and cash generated from operations for acquisitions, marketing and promotions in an effort to build brand awareness, improve marketing efficiencies and reduce customer acquisition costs. We also plan to participate in the industry’s leading trade shows, use radio and print advertising and other marketing tools, to raise awareness of Innolog Holdings Corporation. We also use web-based promotion tools on our websites and ‘leave behind’ brochures and capability briefings to educate potential customers on the value and service we provide.

Intellectual Property Rights

While employing proprietary workplace methodologies and implementation procedures, Innolog Holdings Corporation and its subsidiaries do not own or maintain any patents, trademarks or copyrights. All employees are required to sign inventions assignment and proprietary information agreements.

Employees

Innolog Holdings Corporation along with its primary operating subsidiary, Innovative Logistics Techniques, Inc., has approximately 51 full-time employees. In addition, the Company employs a number of part-time employees, contractors and consultants. Of our overall employee base, approximately 37% hold ‘Secret’ security clearances and an additional 31% hold Top Secret level clearances. The Company is not affiliated with any union or collective bargaining agreement. Management believes that its relationship with our employees is good.

DESCRIPTION OF PROPERTY

Offices and Facilities

Our principal executive offices are located at 4000 Legato Road, Suite 830, Fairfax, Virginia. The table below provides a general description of our offices and facilities:

Location	Principal Activities	Area (sq. ft.)	Lease Expiration Date
810 Potomac Avenue, SE Washington, DC 20003	Operating Office	3813	August 31, 2011

4000 Legato Road, Suite 830 Fairfax, Virginia 22033	Corporate Office	4106	June 2013

205 Powell Place, Suite 121 Brentwood, Tennessee 37027	Operating Office	350	February 28, 2011

8300 Greensboro Dr, Suite 225 McLean, Virginia 22102	Operating Office	4404	December 31, 2011

3452 Lake Lynda Drive Orlando , Florida 32817	Operating Office	879	April 2011 Pending Renewal

Innolog Holdings Corporation and Innovative Logistics Techniques Inc. are parties to several non-cancelable operating leases, which expire at various dates through 2013, for its administrative and operating facility. The minimum future commitments under lease agreements payable as of September 30, 2010 are approximately as follows:

Amount
2010	$397,000
2011	$980,000
2012	$222,000
2013	$33,000

LEGAL MATTERS

Other than the proceeding described below, we are not currently involved in any material legal proceedings, nor have we been involved in any such proceedings that have had or may have a significant effect on us. We are not aware of any other material legal proceedings pending or threatened against us.

Lau Massachusettes Business Trust et. al. vs Innovative Logistics Techniques, Inc. This complaint was filed in June 2010 in the Circuit Court of Fairfax County Virginia (Case No. 2010-8002). The complaint alleges, among other things, breach of various contracts and trover and conversion of funds based on the Company’s receipt of moneys that allegedly should have been paid over to the complainant or its affiliates and non-payment of various alleged settlement arrangements. The complainant seeks damages of $286,189, plus costs, fees, punitive damages, and post-judgment interest. The Company is pursuing a potential settlement of the matter.

Kettler, Inc. et. al vs. Innovative Logistics Techniques, Inc. The original complaint was filed in December 2009 in the General District Court of Fairfax County, Virginia (Case No. 2009-27504). This matter relates to a Sublease for the Company’s prior headquarters at Pinnacle Drive, McLean, Virginia. The plaintiff received a judgment for approximately $140,000. The Company paid approximately $110,000, plus the plaintiff retained a security deposit of $80,000. The plaintiff filed a second complaint in February 2010 (Case No. 2010-2214) in the same court seeking approximately $1 million in damages, costs, attorney’s fees and interest, based on a breach of contract claim. The Company filed an answer and has asserted various defenses.

Fischer vs. uKarma Corporation, et. al. On June 17, 2009, Jeffrey Fischer (the “Landlord”) filed a complaint against uKarma and Bill Glaser, our former Chief Executive Officer, in the Los Angeles Superior Court in Los Angeles, California. The Landlord claimed that uKarma and Mr. Glaser owed back rent on the lease of uKarma’s yoga and fitness studio in Sherman Oaks, California and sought to recover $222,859.97 and evict uKarma from the subject property. uKarma and Mr. Glaser denied liability and contended that the Landlord never reimbursed them for a tenant improvement allowance of $165,000 pursuant to the lease along with other breaches by the Landlord. The judge in the cased denied a writ of attachment motion that was submitted by the Landlord. A settlement could not be reached between the parties, and uKarma vacated the property on September 30, 2009. On December 2, 2009, the Landlord filed a First Amended Complaint naming uKarma, Mr. Glaser, and Fred Tannous, who was a director of uKarma, and a number of unrelated parties and adding additional causes of actions and damages totaling $1,066,660. uKarma filed a demurer that was heard and sustained by the court on March 2, 2010. The Landlord filed a Second Amended Complaint on April 23, 2010, and uKarma filed a demurer and Motion to Strike that was heard by the court on July 19, 2010. The judge sustained uKarma’s demurrer without leave to amend on two causes of action in the Landlord’s complaint and sustained the remainder of the demurrer. On July 23, 2010, the Landlord filed a Third Amended Complaint, and uKarma in turn filed another demurrer and Motion to Strike, which was heard by the Court in October 2010. On August 13, 2010, uKarma filed a Notice of Name Change with the Court to substitute, as a party to the proceeding, uKarma with Awesome Living.

Investigation by the U.S. Department of Labor. In 2009 the U.S. Department of Labor initiated an investigation relating to the Company’s 401(k) plan. The initial request asked for information relating to plan years 2005 through 2009. The Company responded to the initial inquiries in January 2010 and provided additional information and various documents in July 2010. In December 2010, the Department of Labor issued a subpoena to the Company requesting additional documents and information. The Company has been cooperating with the Department of Labor and is in the process of responding to the subpoena.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of our directors, executive officers, and key employees. Each director began serving on the closing date of the Merger, August 18, 2010. Each director listed below served as a director of Innolog Holdings Corporation from its inception in March 2009.

Name	Age	Position
William P. Danielczyk	48	Executive Chairman of the Board
Michael J. Kane	58	Corporate Secretary/Treasurer, and Director
Verle B. Hammond	76	Director, President & CEO of Innovative Logistics Techniques, Inc.
Bruce D. Riddle	54	Director and Chairperson of the Audit Committee
Stephen D. Moses	75	Director
Ian J. Reynolds, M.D.	61	Director
Erich Winkler	55	Director
Ram Agarwal	54	Corporate Controller

William P. Danielczyk Executive Chairman. Mr. Danielczyk has extensive experience in the healthcare and banking sectors. Since June 2010, he has served as Chairman and founding member of Emerging Companies, LLC , a merchant banking firm serving middle-market companies. From July 2002 through May 2010, Mr. Danielczyk served as Chairman of Galen Capital Corporation (‘GCC’), a diversified middle- market investment banking firm with a focus on the healthcare and defense sectors. During his tenure, he grew GCC from 1 to 5 offices and acquired and/or completed over $2 billion of transactions. Mr. Danielczyk’s previous positions include being a member of the Board of Directors of AcuNetx, Inc. a publicly-traded company. Mr. Danielczyk was also Chairman and CEO of Millenium Health Communications, Inc., (‘MHC’) a B2B healthcare technology company. Mr. Danielczyk led MHC through a merger with, and became Chairman of, Surgical Safety Products, a publicly traded company. Mr. Danielczyk also previously served as Chairman of the Board of IJM Holdings Corporation, TEDA Travel, Incorporated and Reli Communications, a telecommunications service provider. Mr. Danielczyk was the founder and CEO of Ambulatory Healthcare Corporation of America (AHCA), a comprehensive network of integrated and innovative outpatient healthcare services. An advisor on healthcare issues to government and industry leaders, Mr. Danielczyk was a member of the National Health Museum Board of Trustees from 1999 to 2002, has served on numerous other not-for-profit boards and held advisory positions with a host of charitable organization. Mr. Danielczyk was appointed to the board in conjunction with an agreement signed by Innolog Holdings Corporation and Emerging Companies, LLC on May 26, 2010. Mr. Danielszyk offered us a wealth of experience from which to draw, not only as a former member of the board of directors of a publicly traded company, but also as a result of his background in the investment banking and healthcare industries, since it is our intention to expand our core logistics business into the area of government healthcare services.

Michael J. Kane Secretary, Treasurer & Director. Mr. Kane has been a partner in Emerging Companies, LLC, a merchant banking firm serving middle-market companies, since June 2010. Mr. Kane brings a wealth of corporate finance experience to the Innolog Holdings management team. From May 2007 to May 2010, Mr. Kane was Vice Chairman and Chief Financial Officer of Galen Capital Corporation, a diversified middle market investment banking firm with a focus on the healthcare and defense sectors. Mr. Kane was instrumental in growing GCC from 1 to 5 offices and completing over $2 billion in capital markets transactions. From April 2004 until May 2007, Mr. Kane was the Vice Chairman - Corporate Finance of Galen’s Nashville, Tennessee office. Mr. Kane brings 28 years in commercial banking experience, having spent more than 20 years with SunTrust Bank serving in senior management positions such as Executive Vice President and Senior Credit Officer. While at SunTrust Mr. Kane served as the head of the Nashville bank’s national healthcare lending area. This area focused on the for profit healthcare services segment. Mr. Kane formerly served as Chairman of the Finance Board of the Diocese of Nashville and was formerly the Chairman of the State of Tennessee Bank Collateral Pool Board. He has a B.S. in Finance from Indiana University, a MBA from the University of Notre Dame and is a graduate of the Stonier Graduate School of Banking. Mr. Kane was appointed as an officer and to the board in conjunction with an agreement signed by Innolog Holdings Corporation and Emerging Companies, LLC on May 26, 2010. Mr. Kane’s extensive experience in corporate finance, and particularly his experience in the area of healthcare lending, led us to determine that he would be qualified to act as a director.

Verle B. Hammond, Director, President and CEO of Innovative Logistics Techniques, Inc. Mr. Hammond is President and CEO of Innovative Logistics Techniques, Inc. (Innovative). Since founding Innovative in 1989, he has grown the company to its current status as one of the nation's leading providers of supply chain logistics solutions. During the period from Innovative’s inception to 2004, the business grew from a staff of 8 with a $250,000 contract to over 300 employees and annual revenues of around $65 million. Deloitte and Touché recognized Innovative as part of its 1998 Virginia Fast 50 ranking of the fastest growing technology companies in the state. Black Enterprise Magazine has recognized Innovative since 1996 in its annual "Top 100" listing of America's largest and most successful black-owned companies. As the founder and CEO of Innovative, he has been at the forefront of out-of-the-box logistics thinking in areas such as asset visibility and supply chain technology. With 44 years of experience in logistics, Mr. Hammond continues to guide the direction of Innovative. Innovative has been a mentor company for several years in the U.S. Defense Department’s Mentor Protégé program. Innovative has been a protege company for several years in the Small Business Associations' Mentor Protege Program. Mr. Hammond recently received the Parren J. Mitchell Foundation’s Lifetime Achievement Award for his achievements as a minority business owner. Mr. Hammond is the Treasurer of the Board of Trustees for the University of the District of Columbia. During his 28 years in the U.S. Army, Mr. Hammond earned the rank of Colonel and held key command and management assignments in all aspects of logistics and weapons systems acquisitions, with overseas assignments in Iran, Korea and Vietnam. He served five years at the U.S. Army Materiel Command in ADP Systems Development, Systems Integration, ADP Networking, Weapon Systems Management, and Integrated Logistics Support. While serving in Vietnam he was awarded 4 Bronze Stars, 3 Air Medals, and the South Vietnamese Honor Medal as a Combat Logistician. After retiring from the US Army in 1984, Mr. Hammond joined Innovative Technology, Inc. (ITI) as the company’s Army Program Manager. In less than a year he was promoted to Senior Vice President and Director of Operations with responsibility for all technical and administrative operations. During his five years at ITI, revenue from Army sources increased an average of 338% per year. In December 2002, Mr. Hammond co-founded The Verle and Eleanor Hammond Foundation as a non-profit public charity. The current geographic focus is Loudoun County, Virginia and St. Johns County, Florida. The foundation focuses on working with families, schools, and communities to enable and inspire youth who are not given the opportunity to realize their full potential, through programs that increase their visibility and self awareness. Mr. Hammond’s extensive experience in providing logistics to government agencies and his history with Innovative Logistics Techniques, Inc. led us to determine that he would be qualified to act as a director.

Stephen D. Moses, Director. Mr. Moses, brings over 30 years of finance, mergers and acquisitions, as well as business and real estate development experience to the firm. Throughout his career he has served his government, his community and leading corporations in significant and successful projects. From May 2007 through May 2010, Mr. Moses served as Vice Chairman of Galen Capital Corporation, a diversified middle- market investment banking firm with a focus on the healthcare and defense sectors. From 2002 to2007, Mr. Moses was Vice Chairman of MP Biomedicals, Inc., a company dedicated to promoting research in the life science and biotech industries. He was founder and chairman of National Investment Development Corp. and of Brentwood Bank. Mr. Moses has been involved in the privatization and capitalization of businesses in the emerging economies of the former Soviet Bloc, as a member of the Board of ICN Pharmaceuticals (NYSE) and Chairman of its Audit Committee. He was a member of the Board of The Central Asian-American Enterprise Fund, appointed by the President of the United States and was Chair of its Investment Committee. Mr. Moses has been active in the field of government housing programs and real estate syndication and development for nearly 20 years. He has held senior level positions at Boise Cascade Corporation, City Construction Corporation (an amalgamation of the resources of Kidder, Peabody & Co., Inc. and Prudential Insurance Company of America) and Transcontinental Realty Corporation. Mr. Moses serves or served on various boards of not-for- profit and for-profit organizations, has been active on several Presidential Commissions and served on a range of national political campaigns. He received a BS in Economics from Franklin & Marshall College and is a Cum Laude graduate of Harvard Law School.

Bruce D. Riddle, CPA, CFP Director and Chairman of Audit Committee. Since 1996, Mr. Riddle has been the Managing Member and Founder of BDR Associates, LLC, a firm specializing in tax, financial, investment and business planning. Business owners and executives rely on Mr. Riddle’s expertise for a variety of business and financial issues including tax return preparation, the financial viability and appropriate structure for business ventures, income tax planning, compensation planning, retirement planning, estate and gift tax planning, business succession planning, wealth transfer planning and overall investment review regarding asset allocation and investment performance issues. On the business side, Mr. Riddle works with clients on assembling their management teams, negotiating contracts, and assists them in identifying sources of capital and obtaining loans. Mr. Riddle also helps evaluate the financial viability and financial structure of projects. Mr. Riddle is a graduate of the University of North Carolina at Chapel Hill and began his career with Ernst & Whitney (now Ernst & Young) in the audit practice and was promoted to Manager in his third year. He spent time in Ernst's National Tax Department. In the mid-1980's, Mr. Riddle was the CFO of a private investment counseling firm and a real estate development firm. In the later 1980's, Mr. Riddle was a Senior Manager with KPMG. Prior to forming BDR Associates, Mr. Riddle served as a Partner in Charge of Tax at a Washington D.C. based CPA firms. Mr. Riddle’s extensive knowledge in matters relating to business finance and his accounting education and background, which we believe qualifies him as an audit committee financial expert, led us to determine that he would be qualified to act as a director.

Ian J. Reynolds, M.D. Director. Dr. Reynolds is a recognized and accomplished leader in the specialty of Orthopedics. Dr. Reynolds attended Indiana School of Medicine. He performed his residency at the Ochsner Foundation Hospital in New Orleans, LA between 1976 and 1980 in Orthopedics. He served as Danforth Memorial Hospital’s Chief of Staff from 1986-1987. Since then, Dr. Reynolds has served on staff at several other Houston area hospitals and medical centers and is certified by the American Board of Orthopedic Surgeons and is a Fellow of the American Academy of Orthopedic Surgeons. Dr. Reynolds is a founder of the first freestanding outpatient surgical center in Texas. He is a member of the Texas Orthopedic Association, Southern Orthopedic Association, Texas Society of Sports Medicine, American Medical Association, North American Spine Society and North American Orthopedic Society and a lifetime member of PHI RHO SIGMA, Honorary Medical Fraternity. Dr. Reynolds donates his time and service for local junior and high school soccer teams. His entrepreneurship and executive leadership qualities, along with his healthcare business acumen provide Dr. Reynolds with the qualifications to act as a director, particularly as Innolog Holdings pursues opportunities within the government healthcare services sector.

Erich Winkler Director. Mr. Winkler brings us over 25 years of experience in leading and successfully executing business and information technology transformation programs. In March 2008 he founded, and he is the senior partner of, BizTek-Global, an advisory and consulting firm specializing in aligning business and information technology strategies, managing acquisition, integration, outsourcing and divestiture programs, and in planning and deploying integrated enterprise resource planning solutions.From 1990 to2007, Mr. Winkler held various senior information technology management positions with the Altria Group of companies, a Fortune 20 global consumer goods industry leader. He led the information technology functions at several of the companies' business divisions in North America, Europe, and in Asia/Pacific. Throughout his career, Mr. Winkler significantly contributed to improving business performance through the effective deployment of information technology solutions in the areas of sales, marketing, supply chain, research and development, finance and human resources systems. Since 2004, Mr. Winkler also serves on the Board of the Society for Information Management (SIM) New York, a non-for-profit professional organization for senior information technology executives committed to leadership development and innovation. He is also an advisory board member of privately held software companies. Mr. Winkler holds a degree in Business Administration from the Zurich School of Business Administration. We believe that Mr. Winkler’s extensive experience in assisting businesses with information technology strategies and in managing and integrating acquisitions, as well as his “hands-on” experience in managing information technology with the Altria Group of companies, provide him with the qualifications to act as a director.

Ram Agarwal, Corporate Controller. Mr. Agarwal joined Innolog in June 1, 2010. He has over fifteen years of experience in managing Federal Government contract accounting systems for business units with revenue of over $200 million. After spending eight years at L-3 Communications Government Services, Inc., Mr. Agarwal left in 2005 to become an independent consultant, a position he held until June 2006 when he joined Goodman & Company. From June 2006 through August 2009, he was a Senior Management Consultant at Goodman & Company. From August 2009 to June 2010, when he joined Innolog, Mr. Agarwal was again an independent accounting consultant. Additionally, he has held various senior level finance positions including Controller, Senior Management Consultant and Comptroller for companies such as Systems Engineering and Security, Inc., Sonex Enterprise, Inc. and PAI Inc. Mr. Agarwal is knowledgeable in preparing quarterly and annual financial statements, budget estimates, status reports and resolved contractual issues. He is proficient in Federal Financial Systems, accounting policies and procedures, Generally Accepted Accounting Standards (GAAS), FAR, DCAA and Federal Travel Regulations (FTR). Mr. Agarwal is a Certified Public Accountant in the Commonwealth of Virginia and a member of the American Institute of Certified Public Accountants, The Virginia Society of CPAs and the Association of Government Accountants (AGA). He received his Bachelor of Science degree in Mathematics from St. Johns College in Agra, India.

Current Management of Innovative Logistics Techniques, Inc.

The following table sets forth the names and ages of our executive officers, and key employees as of the date of thisprospectus:

Name	Age	Position
Verle B. Hammond	76	President and Chief Executive Officer
Thomas W. Burden	62	Executive Vice President of Operations
Pamela R. Holmes	51	Senior Vice President of Contracts
William A. Joseph	67	Senior Vice President of Sales

Verle B. Hammond, President and Chief Executive Officer. Mr. Hammond’s biography is described above.

Thomas W. Burden, Executive Vice President of Operations. A thoroughly seasoned defense and healthcare industry executive, Mr. Burden brings over 35 years of experience in the development, management, and operation of complex health care delivery and defense deployment systems, including 23 years in Navy Medicine, eight years with PHP Healthcare Corporation, and ten years with CRAssociates, Inc. A former Navy Medical Service Corps Officer, his military health care experience includes medical center, hospital, and clinic management, operational medicine, program management, healthcare recruiting, quality assurance, resource management, strategic planning, and managed health care. Immediately prior to his military retirement, Mr. Burden served on the staff of the Navy Surgeon General, where he directed the Navy’s health care contracting operations. Since that time, Mr. Burden has developed extensive knowledge and capabilities in health services privatization and outsourcing for both publicly- and privately-owned companies and for federal, state, and local government agencies. In his role as Senior Vice President and Managing Director, Managed Care at PHP Healthcare (NYSE), he managed numerous health services delivery contracts, providing comprehensive and continuing care under a wide variety of contracting models. As such, he was directly responsible for business development, client relations, program implementation and start-up, healthcare recruiting, quality management, contract administration, and ongoing program operations. His service lines included total managed care programs under capitation, occupational medicine, primary care facility management, and behavioral health services. As Executive Vice President at CRAssociates from September 1999 to April 2010,, Mr. Burden contributed directly to this company’s rapid growth by leading business development, program implementation, and operations of government and private sector outsourced health care services for this privately owned health services firm with annual revenues in excess of $100 million, enabling the company to double in revenue for each of its first five years and be named by Inc Magazine in its 2004 Inc 500 list as one of the fastest growing privately held companies (#54). With P&L responsibility for services operating nationwide with over 750 FTEs, he was also responsible for operation of multiple primary care centers, nationwide occupational healthcare for an auto manufacturer, and a national managed care support program. Mr. Burden holds a Master of Health Administration degree from Baylor University and a Bachelor of Arts degree, summa cum laude, in Health Care Management and Business Administration/Economics from the University of LaVerne. He is a Fellow of the American College of Healthcare Executives and has served as a preceptor for graduate students fulfilling their administrative residency under the Army-Baylor University Graduate Program in Health Care Administration. He also has held a faculty appointment at Wayland Baptist University as an instructor in Healthcare Administration and Management.

Pamela R. Holmes, Senior Vice President of Contracts. Pamela Holmes is the Senior Vice President of Contracts at Innovative Logistics Techniques, Inc. . She has been with Innovative since 1990 and is responsible for the Company's marketing, strategic business development, contracts and proposal development activities. She oversees the creation of all corporate marketing materials and actively participates in the planning and execution of Innovative 's corporate growth objectives. Before joining Innovative , she was employed with Innovative Technology Incorporated. At this product-oriented firm, she planned and managed channel sales organization and customer service teams and was responsible for marketing materials, promotional development, and GSA Schedule development.

William A. Joseph, Senior Vice President of Sales. Mr. Joseph joined Innovative in May 2010 and has overall corporate responsibility for the INNOLOG sales function as well as serving as President/CEO, JONA, Inc. Mr. Joseph has more than 40 years of experience in the management of complex healthcare operations; both professional military and within the private sector. As a retired Navy Medical Service Corps Officer Mr. Joseph has a full appreciation of the Military Health Care System (MHCS) and the complexities associated with providing high quality health care services.

Mr. Joseph entered the private sector after 28 years of Navy service as a Hospital Corpsman and Medical Service Corps Officer. He held progressively more responsible health care administration and operations positions culminating with a tour of duty as Commanding Officer, Naval Medical Clinics Command, Washington, DC, a network of ambulatory care clinics providing more than 200,000 outpatient visits per year.

Mr. Joseph was retired from 2007 until 2009, when he came out of retirement to form JONA, Inc., a teleradiology services company. Prior to the formation of JONA, Inc., he served as the Executive Vice President/Director of Veterans Services for CRA Associates, for a large privately held health care contractor, from 1997 to 2007. In this role he established the organization’s program for Community Based Outpatient Clinics (CBOC’s) and grew the program to more than 25 CBOC’s providing care for more than 45,000 veterans in 12 states. Mr. Joseph also held the position of Deputy Chief Operating Officer, Managed Care Division for a large publically traded Healthcare Corporation. In that position, he was responsible for operation of a large integrated health system, comprised of 27 primary care facilities and multiple provider networks, as well as four freestanding, independent Family Health Centers and two Occupational Health Clinics located in major industrial complexes. Earlier he served the same corporation as Vice President, Long Term Care Division where he held direct responsibility for establishment and operation of seven Veterans Administration nursing homes and one specialty geriatric care facility. In addition, Mr. Joseph served as Chief Operating Officer for a 14-physician radiology practice where he developed and implemented the Quality Assurance and Utilization Management Review Program.

Mr. Joseph received his Bachelor of Science from Southern Illinois University, Carbondale, IL in 1975 and his Master of Science in Health Care Administration from The George Washington University, Washington, DC in 1985. Mr. Joseph currently serves as the Prince William County representative to the Health Systems Agency of Northern Virginia established under Virginia law to plan for the balanced and orderly development of health care facilities and services in Northern Virginia.

Family Relationships

Pamela Holmes, Senior Vice President of Contracts, is the daughter of CEO, Verle Hammond. Additionally, Anthony Hammond, the son of Verle Hammond is an employee of Innovative Logistics Techniques in a non-executive position. There are no family relationships among officers and directors at Innolog Holdings Corporation.

Other than as described above, there are no family relationships among our directors and executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

In 2007, William P. Danielczyk, the Chairman of Galen Capital Corporation, was named a subject of a government investigation concerning alleged company campaign contributions to a candidate for federal elections. When questions arose, Galen Capital Corporation and Mr. Danielczyk engaged outside counsel to conduct its own investigation and voluntarily reported the key facts to government agencies in a written submission. Mr. Danielczyk and counsel have expressed to us that they remain confident that this matter will conclude without formal charges being filed.

Board of Directors

Our board of directors is currently composed of eight members. All members of our board of directors serve in this capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be not less than one.

Board Committees; Director Independence

Our board of directors established an Audit Committee, Compensation Committee and Executive Committee. The members of the Audit Committee are Bruce Riddle and Ian Reynolds and Erich Winkler; the members of the Compensation Committee are Ian Reynolds and Steve Moses; and the members of the Executive Committee are William Danielczyk and Michael Kane.

Three of the members of our board of directors are independent in accordance with the definitions and criteria applicable under NASDAQ rules. They are Erich Winkler, Ian Reynolds, and Bruce Riddle.

EXECUTIVE COMPENSATION

Director Compensation

Currently, we pay $1,000 per meeting as compensation to members of our board of directors for their service on the board and we reimburse them for expenses incurred in attending board meetings.

Executive Compensation

The following summary compensation table reflects all compensation for fiscal years 2008, and 2009 received by our predecessor’s principal executive officer, principal financial officer, and two most highly compensated executive officers whose salary exceeded $100,000.

Summary Compensation Table - Predecessor

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non- Equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Comp- ensation ($)		Total ($)

Bill Glaser,	2009	$144,231	(2)	—	—	$190,108	—	—	$9,000	(3)	$343,339
CEO and Interim CFO	2008	$211,538		—	—	$190,110	—	—	$9,000	(3)	$410,648

(1)	The assumptions made in the valuation of these options can be found in Note 14 to the financial statements of uKarma Corporation for the period ended December 31, 2009.

(2)	This amount was paid in the form of 7,211,535 shares of our common stock.

(3)	This compensation consists of a car allowance of $750 per month pursuant to Mr. Glaser’s employment agreement.

The following summary compensation table reflects all compensation paid during the 2008 and 2009 fiscal years to the principal executive officer of Innolog Holdings Corporation by Innovative Logistics Techniques, Inc. No other executive officers of Innovative Logistics Techniques, Inc. (or Innolog Holdings Corporation) received compensation during the 2008 and 2009 fiscal years in excess of $100,000.

Summary Compensation Table – Innolog Holdings Corporation

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ( $)	Option Awards ($)	Non- Equity Incentive Plan Comp- ensation ($)	Non- qualified Deferred Comp- ensation Earnings ($)	All Other Compensation ( $)	Total ($)
Verle Hammond, President &	2009	$196,200							$196,200
CEO of Innovative Logistics Techniques, Inc.	2008	$197,000							$197,000
Pamela R. Holmes, Senior	2009	$139,350							$139,350
Vice President, Contracts	2008	$139,800							$139,800

(1)	Mr. Hammond’s salary in 2008 and 2009 and Ms. Holmes’ salary in 2008 and 2009 were paid by Innovative Logistics Techniques, Inc. (the operating company)..

Outstanding Equity Awards

There are no unexercised options, stock that has not vested, or equity incentive plan awards for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Director Compensation

Our directors received no compensation for their services during the fiscal year ended December 31, 2009, including any form of equity compensation. Our directors are reimbursed for expenses incurred by them in performing services for us as directors.

Retirement Plans

Except as described below, we currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

Innovative Logistics Techniques, Inc. maintains a 401(k) plan that is tax-qualified for its employees, including its executive officers. The plan does not offer employer matching with the 401(k) plan. The 401(k) plan does, however, offer a discretionary employer contribution at year end.

Potential Payments upon Termination or Change-in-Control

Except as described below under “Employment Agreements,” we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement or a constructive termination of a named executive officer, or a change in control of the registrant or a change in the named executive officer’s responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of Innovative Logistics Techniques, Inc. employment agreements with the Company’s executive officers and other employees.

On April 1, 2009 Innovative Logistics Techniques, Inc. entered into a 4-year agreement with Verle Hammond. During that time he willl serve as President and CEO of Innovative. Mr. Hammond has the option, after a period of two years, to retire as President and CEO and serve as Chairman of Innovative Logistics Techniques, Inc. Pursuant to the agreement, Mr. Hammond is paid a salary of $198,000 per year. During the term of the agreement, he will also be eligible to participate in any employee benefits offered by Innovative to its employees. Aside from a termination of his employment due to the expiration of the agreement, Mr. Hammond’s employment may be terminated by Innovative for cause, as defined in the agreement, or as a result of his death or disability. Mr. Hammond has agreed not compete with us or solicit our employees for a period of three years following the termination of his employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

The following describes all transactions since January 1, 2007 (the “Reporting Period”) and all proposed transactions in which we are, or we will be, a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Transactions with Related Persons

On January 1, 2006, we entered into a five-year employment agreement with our former Chief Executive Officer, Bill Glaser. This employment agreement provided him with a salary of $180,000 per year. The salary was to increase to $250,000, $360,000 and $500,000 per year if we either (i) raised $1.0 million, $2.5 million or $5 million in debt or equity financing in the aggregate, respectively, or (ii) recognized $1.0 million, $2.5 million or $5 million in cumulative gross revenues (i.e., the sum of all revenues recognized since commencement of operations), respectively. During 2007, pursuant to the milestones met, Mr. Glaser’s salary was increased to $250,000 per year. He was also eligible for a performance bonus in an amount equal to 5% of “Adjusted EBITDA” for each fiscal year. “Adjusted EBITDA” is earnings before interest, taxes, depreciation and amortization, but adjusted to account for non-cash expenses and calculated from financial statements in accordance with generally accepted accounting principles. He was entitled to participate in all medical, pension, dental, and life insurance benefits that are in effect from time to time. He also received a car allowance of $750 per month.

We were required to pay Mr. Glaser the greater of the remainder of his salary or $250,000 if we enter into a change of control transaction within a month after his termination. All of his options will accelerate their vesting upon such an event.

Upon termination without cause, we were required to pay Mr. Glaser the lesser of his salary for the remainder of the term of the agreement and one-year’s salary. In addition, the option to purchase 5 million shares of common stock, which is discussed below, would automatically vest. Mr. Glaser agreed not to solicit any employee to terminate his employment relationship with us during the term of Mr. Glaser’s employment agreement or a 12-month period thereafter. Mr. Glaser’s employment agreement was terminated upon consummation of the Merger.

In conjunction with his employment, Mr. Glaser also received an option to purchase 5 million shares of our common stock at $0.20 per share. These option is exercisable at the rate of 500,000 shares on July 1, 2006, 1,000,000 shares on January 1, 2007, and 500,000 shares every six months thereafter. The value of the option was determined to be $190,108 at December 31, 2009. The assumptions made in the valuation of these options can be found in Note 2 to our financial statements for the period ended December 31, 2009.

On August 3, 2010, we agreed to cancel Mr. Glaser’s employment agreement and Mr. Glaser agreed to allow us to cancel warrants to purchase 575,000 shares of common stock and options to purchase 5,000,000 shares of common stock held by him. In exchange, we will not be repaid for advances made to Mr. Glaser in the amount of $168,173 as of August 3, 2010.

In March 2009, Innolog Holdings Corporation and Innovative Logistics Techniques, Inc. entered into an agreement with eight individuals, including Messrs. Danielczyk, Kane, Reynolds, Moses, and Riddle, all of whom are directors of the Company, and with Mr. Joe Kelley, a former director, for a loan of up to $2,000,000, due on demand. The loan was secured by the assets of both borrowers. In March 2009, Innolog Holdings Corporation entered into a $500,000 line of credit agreement with Eagle Bank due on demand. The line of credit is guaranteed by eight individuals, including Messrs. Danielczyk, Kane, Reynolds, Moses and Riddle all of whom are directors of the Company, and Mr. Joe Kelley, a former director,. The loan bears interest at the rate of 5% per annum and the line of credit bears interest at the prime rate plus 1% per annum. During the Reporting Period, the highest principal amount outstanding on the loan was $1,499,384 and the highest principal amount outstanding on the line of credit was $497,570. At December 20, 2010, interest accrued on the loan and interest accrued on the line of credit totals $10,868.

In April 2009, in conjunction with the purchase of Innovative Logistics Techniques, Inc. by the Company, a portion of the purchase price was paid with a promissory note in the principal amount of $1,285,000 payable over three years. During the Reporting Period, this was the highest amount of principal outstanding. Interest on the note accrued at the rate of 8% per annum. In May 2010, the principal amount of the note, along with accrued interest in the amount of $85,551, was converted into 1,000,000 shares of Series A Convertible Preferred Stock. Also in April 2009, the Company issued a $900,000 earn out note payable to the former owners of Innovative, including Verle Hammond and Pamela Holmes. During the Reporting Period, this was the highest amount of principal outstanding. This earn out is based on the Company meeting certain revenue and net income targets over the next 3 years. Interest accrues on the earn out note at the rate of 8% per annum. At September 30, 2010, interest accrued on the earn out note totals $39,600. At September 30, 2010 this earn out note was written down to zero.

On April 1, 2009, Innovative Logistics Techniques and GGC Capital Group, LLC, an entity controlled by Galen Capital Corporation, the former parent of Innolog(“GGC”), entered into an Executive Management Agreement pursuant to which GGC agreed to provide executive management services to Innovative Logistics Techniques in exchange for the payment of a monthly fee in the amount of $100,000 or an amount not to exceed 15% of the gross revenue earned by Innovative Logistics Techniques during the previous 12 months. This agreement has now expired.

As of September 30, 2010 loans from Verle Hammond, a director and officer of the Company, totaled $314,682. Since that time an additional $25,000 has been loaned.  Interest accrues on the loans at a flat rate of 10% or at the rate of 10% to 15% per annum.  At December 20, 2010, interest in the amount of $13,028.73 has accrued.  As consideration for these loans, we issued to Mr. Hammond warrants for the purchase of 301,000 shares of common stock with an expiration date of 5 years and an exercise price of $0.50 per share. As of December 20, 2010, $49,650 in principal amount of these notes have been repaid and $57,332 in principal amount was extinguished for 30,000 shares of Series A Convertible Preferred Stock.

On June 21, 2010, July 8, 2010 and July 21, 2010, we borrowed funds from Mel Booth, a holder of more than 5% of our common stock.  The loans totaled  $375,000, and are memorialized in three separate notes.  During the Reporting Period, this was the highest amount of principal amount outstanding.  These loans are secured by certain accounts receivable of Innovative.  As consideration for these loans, we issued to Mr. Booth warrants for the purchase of 750,000 shares of common stock with an expiration date of 5 years and an exercise price of $0.50 per share and 750,000 shares of Series A Convertible Preferred Stock. All of these loans have been paid in full.

Also, in July, August and September 2010 the Company received loans totaling $465,000 from several individuals.  As consideration for these loans, we issued warrants for 465,000 shares of common stock on a pro rata basis.  The warrants have an expiration date of 5 years and an exercise price of $0.50 per share.  In addition, we also issued to one of these lenders 400,000 shares of our Series A Convertible Preferred Stock. As of December 20, 2010, $10,000 in principal amount of these notes have been repaid and interest in the amount of $160,412 has accrued.

On May 26, 2010, Emerging Companies, LLC entered into an engagement with Innolog Holdings to become an advisor to the Company relating to certain financial transactions including potential mergers and acquisitions, interfacing with the public markets and other core business advisory services.  The term of the agreement is three years, beginning on June 1, 2010 and ending on June 1, 2013.  William Danielczyk and Michael Kane are members of the Emerging Companies, LLC. As part of the engagement, Mr. Danielczyk and Mr. Kane agreed to serve as members of the board of directors and as officers of our company.

On August 12, 2010 thru November 29, 2010 Ian Reynolds, a director, loaned us a total of $99,000. As consideration for these loans, we issued warrants for 50,000 shares of common stock and will issue an additional 49,000.  The warrants have an expiration date of 5 years and an exercise price of $0.50 per share. As of December 20, 2010, $24,000 in principal amount of these notes have been repaid and interest in the amount of $12,450 has accrued.

On October 1, 2010 and November 10,2010, Harry R. Jacobson, a holder of more than 5% of our common stock, loaned us a total of $100,000. As consideration for these loans, we will issue warrants for 100,000 shares of common stock.  The warrants will have an expiration date of 5 years and an exercise price of $0.50 per share. As of December 20, 2010, $50,000 in principal amount of these notes have been repaid and interest in the amount of $7,500 has accrued.

Director Independence

For a description of director independence, see “Board Committees; Director Independence” under the section entitled “Directors and Executive Officers” above.

SELLING STOCKHOLDERS

We are registering shares of common stock owned by the selling stockholders and shares of common stock that may be acquired by them upon conversion of our outstanding Series A Convertible Preferred Stock.  Each share of our Series A Convertible Preferred Stock may be converted into one share of our common stock.  The common stock and Series A Convertible Preferred Stock were issued pursuant to the Merger Agreement.  The issuance of the common stock and Series A Convertible Preferred Stock to the Innolog stockholders pursuant to the Merger Agreement was exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D thereof. We made this determination based on the representations of the Innolog stockholders which included, in pertinent part, that most stockholders were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.  Of the nine stockholders indicating they were not “accredited investors”, they represented that they were sophisticated investors or were represented by purchaser representatives that were sophisticated investors.  All persons were provided disclosure statements in compliance with Rule 506 and Regulation D.  All Innolog stockholders represented that they were acquiring our securities for investment purposes for their own respective accounts and not as nominees or agents and not with a view to the resale or distribution thereof, and that each owner understood that the securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom..  A more complete description of this transaction is included at the section of this prospectus titled “Prospectus Summary” at page 3.

With the exception of Verle Hammond, our Chief Executive Officer and director, Michael Kane, our Secretary, Treasurer and a director, William Danielczyk, Stephen Moses, Ian Reynolds, Bruce Riddle and Erich Winkler, directors, Joe Kelley, a former director and Pamela Holmes, Senior Vice President of Contracts , no selling stockholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities.

The following table also provides certain information with respect to the selling stockholders’ ownership of our securities as of December 20, 2010, the total number of securities they may sell under this prospectus from time to time, and the number of securities they will own thereafter assuming no other acquisitions or dispositions of our securities.  The selling stockholders can offer all, some or none of their securities, thus we have no way of determining the number they will hold after this offering.  Therefore, we have prepared the table below on the assumption that the selling stockholders will sell all shares covered by this prospectus.  When we provide the number of shares held before the offering, we are computing that number in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or managers, who may sell shares pursuant to this prospectus.  Each selling stockholder may also transfer shares owned by him or her by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

We may amend or supplement this prospectus from time to time to update the disclosure set forth herein, however, if a selling stockholder transfers his or her interest in the common stock or the Series A Convertible Preferred Stock prior to the effective date of the registration statement of which this prospectus is a part, we will be required to file a post-effective amendment to the registration statement to provide the information concerning the transferee.  Alternatively, if a selling stockholder transfers his or her interest in the common stock or the Series A Convertible Preferred Stock after the effective date of the registration statement of which this prospectus is a part, we may use a supplement to update this prospectus.   Four of the selling stockholders, Scott E. Wendelin, Irving C. Lunsford III, Mark G. Beesley, and Counce Drinkard, are or were affiliated with registered broker-dealers.  These individuals informed us that they purchased the securities in the ordinary course of business and at the time of the purchase had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.See our discussion titled “Plan of Distribution” for further information regarding the selling stockholders’ method of distribution of these shares.

Selling Stockholder	Shares held before the Offering	Shares being Offered	Shares held after the Offering	Percentage Owned after the Offering(1)

Zahir Ahmad	68,510	68,510	0	0
Yankee Partners (2)	68,509	68,509	0	0
WPDL LLC (3)	1,970,906	1,270,906	700,000	4.9%
WPD of VA LLC (3)	1,970,906	1,270,906	700,000	4.9%
William V. Meador Jr	2,855	2,855	0	0
William R. Looney III	5,710	5,710	0	0
William Brockhaus	11,419	11,419	0	0
William Blanton	2,855	2,855	0	0
Wendelin & Associates LLC (4)	62,303	62,303	0	0
Wally Kulesza	137,019	137,019	0	0
Wade Drinkard	13,702	13,702	0	0
W David Bartholomew	22,837	22,837	0	0
Victoria Danzig Trust (5)	5,710	5,710	0	0
Victor L Stella	7,993	7,993	0	0
Veronne Williams	28,608	28,608	0	0
Verle Hammond (6)	2,254,156	1,053,156	1,201,000	8.1%
Tommy Kanakos	17,128	17,128	0	0
Tom Mason	5,710	5,710	0	0
Tom Mascot	6,738	6,738	0	0
Tim O'Shaughnessy	38,145	38,145	0	0

Thomas Culpepper IV	6,851	6,851	0	0
The Holden Company LP (7)	68,509	68,509	0	0
The Decuir Living Trust (8)	22,837	22,837	0	0
Teresa Sommese	6,738	6,738	0	0
Teresa L. Bouch	11,419	11,419	0	0
Taylor Thomas Perry	10,277	10,277	0	0
Sylvain Melloul	22,837	22,837	0	0
Susan & Brian Lemberger	22,837	22,837	0	0
Steven & Maureen Cade Trust (9)	68,509	68,509	0	0
Stephen Moses (10)	3,724,073	1,357,055	2,367,018	14.8%
Stephen B. Miller Profit Sharing Plan (11)	45,674	45,674	0	0
Stephan Harlan	68,509	68,509	0	0
Shelton Zuckerman	11,419	11,419	0	0
Seawind International, Inc. (12)	41,106	41,106	0	0
Scott Stapp	10,277	10,277	0	0
Scott Freund	102,764	102,764	0	0
Scott E. Wendelin	35,435	35,435	0	0
Scott D. McClean	5,710	5,710	0	0
Samuel Bernstein	11,420	11,420	0	0
RSO LLC (13)	68,509	68,509	0	0
Ronald S Leiserowitz & Nila R Leiserowitz	85,638	85,638	0	0
Ronald & Jane Fogleman, Joint Tenants	53,095	18,840	34,255	*
Ron Pion	45,673	45,673	0	0
Roman & Olga Hrycaj, Joint Tenants	11,419	11,419	0	0
Roger L. Willis	68,509	68,509	0	0
Roger Guillemin	5,710	5,710	0	0
Roger E. Carleton	5,710	5,710	0	0
Pensco Trust Company, Custodian FBO Roger C. Hartman (14)	5,710	5,710	0	0
Robert T. Newell III	5,710	5,710	0	0
Robert Schless	2,855	2,855	0	0
Robert N Clement	68,510	68,510	0	0
Robert L & Rose Wynne, Joint Tenants	5,710	5,710	0	0
Robert G & Emily Susan Sharra Joint Tenants	2,284	2,284	0	0
Richard T. Swope	6,738	6,738	0	0
Richard N. Bollinger	5,710	5,710	0	0
Richard C. Fletcher	68,509	68,509	0	0
Raymond Drapkin	11,420	11,420	0	0
Radiology Medical Group of Napa Inc. (15)	72,621	72,621	0	0
Promod Sharma (16)	346,272	258,772	87,500	*
Philip Layton	5,710	5,710	0	0
Perry S. Herst	5,710	5,710	0	0
Paula M. Hewitt	5,710	5,710	0	0
Paul J. Mascot	6,738	6,738	0	0
Pamela Holmes	59,124	59,124	0	0
Norman L. Herman	22,837	22,837	0	0
Nooruddin Shoaib Yahya	5,710	5,710	0	0
Neal B. & Mary E. Sharra, Joint Tenants	2,284	2,284	0	0
Nadeem Bhatti	85,639	85,639	0	0
MSG Family Partnership (17)	11,419	11,419	0	0
MPP Holdings LLC (18)	301,899	301,899	0	0
Milan Panic	5,710	5,710	0	0
Mike Marshall (19)	355,529	105,529	250,000	1.8%
Mike L. Beesley	5,710	5,710	0	0
Michael Weinberg	22,837	22,837	0	0
Michael Kane (20) (39)	7,124,809	1,558,296	5,566,513	29%

Michael J. Stowell	68,509	68,509	0	0
Merrill A. Yavinsky	11,419	11,419	0	0
Matt Earl Beesley	5,710	5,710	0	0
Mark S. Golstein	34,256	34,256	0	0
Mark G. Beesley (21)	1,654,738	1,183,466	471,272	3.3%
Mark & Mary D. Volcheff, Joint Tenants	2,284	2,284	0	0
Marie-Claire J. Miller	22,837	22,837	0	0
Marc-David Bismuth	22,837	22,837	0	0
Marc Stromen	5,710	5,710	0	0
Lou Orlando	5,722	5,722	0	0
Lindsay Gardner	5,710	5,710	0	0
Linda Shovlain Stella	68,510	68,510	0	0
Linda Hunt	6,738	6,738	0	0
Leonardo Berezovsky Family Trust (22)	68,509	68,509	0	0
Lenny Leassear	3,814	3,814	0	0
Lawrence P. Farrell Jr DBP	20,211	20,211	0	0
Lawrence B. Henry Jr	11,419	11,419	0	0
Lawrence Altaffer III	68,509	68,509	0	0
Lawrence & Susan Mitchell Trustees (23)	22,837	22,837	0	0
Lavika Bhagat Singh	2,855	2,855	0	0
Kurt Antonio Boyd	11,419	11,419	0	0
Kim Dupuis	11,419	11,419	0	0
Kenneth R. George	2,284	2,284	0	0
Kane Family Trust (24)	239,782	102,764	137,018	*
K G. Keever Trustee of the Mansfield Trust (25)	22,837	22,837	0	0
Joseph W. Ashy	11,419	11,419	0	0
John N. Ozier	2,284	2,284	0	0
John Dayani Sr.	68,509	68,509	0	0
John D. Catton	2,284	2,284	0	0
Joe Kelley (26)	4,734,137	1,447,123	3,287,014	19.4%
Jerry M. Drennan	4,568	4,568	0	0
Jerry & Teresa Dickenson, Joint Tenants	1,028	1,028	0	0
Jerome Jay Gabriel	11,419	11,419	0	0
Jennifer Catton	2,284	2,284	0	0
Jeffrey F. Kasper	11,419	11,419	0	0
Jeffrey B. Light	22,838	22,838	0	0
Javed Khan	22,837	22,837	0	0
James R. & Judith B. Winzell, Joint Tenants	24,550	24,550	0	0
James G. Stowell	22,837	22,837	0	0
James A. Parrish	2,284	2,284	0	0
Jack Cooper (27)	244,147	238,437	5,710	*
Jack Catton	5,710	5,710	0	0
J&M Partnership (28)	5,710	5,710	0	0
Irving C. Lunsford III	171,273	68,509	102,764	*
Ilias Kanakos (29)	97,128	57,128	40,000	*
IG Ventures LLC (30)	148,437	45,673	102,764	*
Ian Reynolds (31)	4,948,816	1,675,044	3,273,772	19.4%
Homayoun Aminmadani (32)	605,015	319,635	285,380	2.1%
Hidayat Khan	79,928	79,928	0	0
Herbert D. Davidson	22,837	22,837	0	0
Harvey Kaplan	22,837	22,837	0	0
Harry R. Jacobson (33)	21,306,942	10,260,872	11,046,070	44.8%
Harry R. Fogleman & Deanne Devereaux	5,139	5,139	0	0
Haft Voyages LLC (34)	22,837	22,837	0	0
Gul Ahmed	102,763	102,763	0	0
Griffin Hetrick	5,710	5,710	0	0

Gregory & Sherry Hollister, Joint Tenants	8,829	8,829	0	0
Greg & Wendy Martin, Joint Tenants	12,561	12,561	0	0
Gordon Family Trust (35)	11,419	11,419	0	0
Geza G. Molnar	28,547	28,547	0	0
Gen. Ronald R. Fogleman, Charles Schwab & Co. Inc/Cust. IRA Contributory Acct. #9124-3912 (36)	137,018	137,018	0	0
Gene Axelrod	68,509	68,509	0	0
Gene & Lorraine Losa Trust (37)	22,887	22,887	0	0
Fred R Gumbinner Living Trust (38)	196,010	38,510	157,500	1.1%
Fivek Investments LP (39) (20)	1,537,018	837,018	700,000	4.9%
Felix & Linda Dupre, Joint Tenants	2,284	2,284	0	0
Farzin Ferdowsi (40)	1,080,015	719,635	360,380	2.6%
Eugene Biagi (41)	425,601	391,346	34,255	*
Erich Winkler (42)	1,494,111	397,055	1,097,056	7.4%
Eleanor Hammond	67,764	67,764	0	0
Dudley Patterson	9,536	9,536	0	0
Donald R. Rhodes	22,837	22,837	0	0
David Zeigler	6,851	6,851	0	0
David Webb Tutt (43)	442,727	192,727	250,000	1.8%
David & Alexandra Prevost, Joint Tenants	6,851	6,851	0	0
Daniel B. Bakke	22,837	22,837	0	0
Dahan Fassett LLC (44)	22,837	22,837	0	0
Craig P. Weston & Doris G. Weston, Joint Tenants	13,475	13,475	0	0
Counce Drinkard	28,546	28,546	0	0
Cora M Tellez	22,837	22,837	0	0
Clifford Byrd Smith (45)	311,419	161,419	150,000	1.1%
Charles Scott Parten	2,855	2,855	0	0
Charles Manatt	22,837	22,837	0	0
Charles Bracken	68,509	68,509	0	0
Charles A. Graveley	11,419	11,419	0	0
Charles & Sonja Buchanan, Joint Tenants	686	686	0	0
Chapin Hunt Jr.	11,419	11,419	0	0
Carol C Bursack	5,710	5,710	0	0
Carlton & Sandra Lund, Joint Tenants	11,419	11,419	0	0
Bryan S Ko	5,710	5,710	0	0
Bruce D. Riddle (46)	1,475,527	368,509	1,107,018	7.5%
Bric Pension Trust (47)	17,219	17,219	0	0
Brian Kaye	68,509	68,509	0	0
Brian Joseph Feldman	2,855	2,855	0	0
Brad M. Stowell	4,568	4,568	0	0
Booth Ventures LP (48)	79,929	79,929	0	0
BLZ LLC (3)	1,970,906	1,270,906	700,000	4.9%
Bill Flaherty	19,073	19,073	0	0
Bernie Bubman	57,091	57,091	0	0
Benjamin Lap	5,710	5,710	0	0
B. Mitchell B Corp Defined Benefit Pension Plan (50)	11,419	11,419	0	0
Arthur S Heiman II	22,837	22,837	0	0
Aquilur Rahman	68,509	68,509	0	0
April G. Spittle	5,710	5,710	0	0
Anthony Hammond	7,630	7,630	0	0
Anna K. Drinkard	5,710	5,710	0	0
Andrew Pflaum	5,710	5,710	0	0
Andrea S. Ballentine	30,000	30,000	0	0
Andrea O’Connell	68,509	68,509	0	0
Amtul Mujeeb Zuna Ahmad	11,419	11,419	0	0
Ali C. Razi	22,837	22,837	0	0

Alan Nahum	45,674	45,674	0	0
Alan L. Meltzer	22,837	22,837	0	0
Alan F. Charles	5,710	5,710	0	0
Adelbert Carpenter	13,475	13,475	0	0
Galen Capital Corporation (51)	8,000,000	4,000,000	4,000,000	22.7%
GOFSIX, LLC (52)	17,233,000	8,616,500	8,616,500	38,7%
Melvin D. Booth (53)	5,084,113	2,185,000	2,899,113	17.5%
William Danielczyk (54) (3)	12,370,041	383,391	11,986,650	46.8%

TOTAL	107,993,825	46,277,303	61,716,522

* Less than 1%.
(1) Based on 13,629,864 shares of common stock outstanding on December 20, 2010 and computed in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
(2) Ronald H. Grubman has voting and investment control of the securities owned by Yankee Partners.
(3) William Danielczyk has voting and investment control of the securities owned by WPDL LLC , WPD of VA LLC, and BLZ LLC.  WPDL LLC, WPD of VA LLC and BLZ LLC each own 700,000 shares of our Series A Convertible Preferred Stock and 570,906 shares of our common stock.
(4) Scott E. Wendelin   has voting and investment control of the securities owned by Wendelin & Associates LLC.
(5) Victoria J. Danzig has voting and investment control of the securities owned by Victoria Danzig Trust.
(6) Mr. Hammond owns 1,000,000 shares of our Series A Convertible Preferred Stock and 174,491 shares of our common stock.
(7) Glen A. Holden has voting and investment control of the securities owned by The Holden Company LP.
(8) Kenneth D. Decuir and Mary Paula Decuir have voting and investment control of the securities owned by The Decuir Living Trust.
(9) Steve Cade and Maureen Cade have voting and investment control of the securities owned by the Steven & Maureen Cade Trust.
(10) Mr. Moses owns 1,260,000 shares of our Series A Convertible Preferred Stock and 97,055 shares of our common stock.
(11) Stephen B. Miller has voting and investment control of the securities owned by the Stephen B. Miller Profit Sharing Plan.
(12) Steve Cade has voting and investment control of the securities owned by Seawind International, Inc.
(13) Richard R. Olson has voting and investment control of the securities owned by RSO LLC.
(14) Roger C. Hartman has voting and investment control of the Pensco Trust.
(15) F. Ronald Hetrick has voting and investment control of Radiology Medical Group of Napa Inc.
(16) Mr. Sharma owns 87,500 shares of our Series A Convertible Preferred Stock and 171,272 shares of our common stock.
(17) Mark S.Goldstein has voting and investment control of the securities owned by MSG Family Partnership.
(18) Hale Boggs has voting and investment control of the securities owned by MPP Holdings LLC
(19) Mr. Marshall owns 78,125 shares of our Series A Convertible Preferred Stock and 27,404 shares of our common stock.
(20) Mr. Kane owns 1,352,769 shares of our Series A Convertible Preferred Stock and 205,527 shares of our common stock.  He also has voting and investment control over the securities owned by Fivek Investments LP.
(21) Mr. Beesley owns 600,000 shares of our Series A Convertible Preferred Stock and 583,466 shares of our common stock.
(22) Leonardo Berezovsky has voting and investment control of the securities owned by the Leonardo Berezovsky Family Trust.
(23) Lawrence and Susan Mitchell, as trustees of the Lawrence & Susan Mitchell Living Trust , have voting and investment control over the securities owned by that trust.
(24) Andrew Kane and Sarah Kane have voting and investment control of the securities owned by the Kane Family Trust.
(25) K. G. Keever, as trustee of The Mansfield Trust , has voting and investment control over the securities owned by that trust.
(26) Mr. Kelley owns 1,275,850 shares of our Series A Convertible Preferred Stock and 171,273 shares of our common stock.

(27) Mr. Cooper owns 90,000 shares of our Series A Convertible Preferred Stock and 148,437 shares of our common stock.
(28) James Colen has voting and investment control of the securities owned by J&M Partnership.
(29) Mr. Kanakos owns 40,000 shares of our Series A Convertible Preferred Stock and 17,128 shares of our common stock.
(30) Gino Isaac has voting and investment control of the securities owned by IG Ventures LLC.
(31) Mr. Reynolds owns 1,332,500 shares of our Series A Convertible Preferred Stock and 342,544 shares of our common stock.
(32) Mr. Aminmadani owns 285,380 shares of our Series A Convertible Preferred Stock and 34,255 shares of our common stock.
(33) Mr. Jacobson owns 10,192,363 shares of our Series A Convertible Preferred Stock and 68,509 shares of our common stock.
(34) Howard Haft has voting and investment control of the securities owned by Haft Voyages LLC.
(35) Elliot K. Gordon and Carol R. Schwartz have voting and investment control of the securities owned by the Gordon Family Trust.
(36) Ronald R. Fogleman has voting and investment control of the securities owned by this account.
(37) Gene A. Losa and Lorraine L. Losa have voting and investment control of the securities owned by the Gene & Lorraine Losa Trust.
(38) Fred R. Gumbinner has voting and investment control of the securities owned by the Fred R. Gumbinner Living Trust.
(39) Mr. Michael Kane has voting and investment control of the securities owned by Fivek Investments LP.
(40) Mr. Ferdowsi owns 685,380 shares of our Series A Convertible Preferred Stock and 34,255 shares of our common stock.
(41) Mr. Biagi owns 300,000 shares of our Series A Convertible Preferred Stock and 91,346 shares of our common stock.
(42) Mr. Winkler owns 300,000 shares of our Series A Convertible Preferred Stock and 97,055 shares of our common stock.
(43) Mr. Tutt owns 50,000 shares of our Series A Convertible Preferred Stock and 142,727 shares of our common stock.
(44) Mr. Dahan has voting and investment control of the securities owned by Dahan Fassett LLC.
(45) Mr. Smith owns 150,000 shares of our Series A Convertible Preferred Stock and 11,419 shares of our common stock.
(46) Mr. Riddle owns 300,000 shares of our Series A Convertible Preferred Stock and 68,509 shares of our common stock.
(47) Mark S. Goldstein has voting and investment control of the securities owned by the Bric Pension Trust.
(48) Melvin D. Booth has voting and investment control of the securities owned by Booth Ventures LP.
(50) Mr. Bubman has voting and investment control of the securities owned by the B. Mitchell B Corp. Defined Benefit Pension Plan.
(51) William Danielczyk has voting and investment control of the securities owned by Galen Capital Corporation.  Galen Capital Corporation owns only Series A Convertible Preferred Stock.
(52) William Danielczyk and Harry Jacobson have voting and investment control of the securities owned by GOFSIX, LLC.  GOFSIX, LLC owns only Series A Convertible Preferred Stock.
(53) Mr. Booth directly owns only Series A Convertible Preferred Stock.  See footnote 48.
(54) Mr. Danielczyk directly owns only 2,233,391 shares of Series A Convertible Preferred Stock.  As noted above, Mr. Danielczyk has voting and investment control of the securities owned by WPDL LLC , WPD of VA LLC, and BLZ LLC.  WPDL LLC, WPD of VA LLC and BLZ LLC each own 700,000 shares of our Series A Convertible Preferred Stock and 570,906 shares of our common stock. He also has the controlling interest in Emerging Companies, LLC which owns a warrant for the purchase of 500,000 shares of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders.  Sales of shares may be made by selling stockholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents.  Sales may be made from time to time on the OTC Bulletin Board or any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices.  The shares may be sold by one or more of, or a combination of, the following:

•
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales;

•	put or call option transactions relating to the shares; and

•	any other method permitted under applicable law.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals.  These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).  The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions.  In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders.  The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions.  The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.  We have agreed to indemnify each of the selling stockholders and each selling stockholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.  We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

We are paying all expenses and fees in connection with the registration of the shares.  The selling stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 20, 2010 for each of the following persons:

•	each of our directors and/or executive officers;

•	all such directors and executive officers as a group; and

•	each person (including any group) who is known by the Company to own beneficially five percent or more of the Company’s common stock after the Closing of the Merger.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is 4000 Legato Road, Suite 830 Fairfax, Virginia 22033. The percentage of class beneficially owned set forth below is based on 13,629,864 and 37,394,758 shares of common stock and Series A Preferred Stock, respectively issued and outstanding as of December 20, 2010.

Named executive officers and directors:	Number of Common Shares beneficially owned (1)(2)	Percentage of class beneficially owned	Number of Preferred Shares beneficially owned (1)	Percentage of Series A Preferred Shares beneficially owned
William P. Danielcyzk	12,370,041	53.1%	2,483,391	6.64%
Michael J. Kane	7,124,809	35.8%	2,052,769	5.49%
Verle B. Hammond	2,254,156	14.3%	878,665	2.35%
Bruce D. Riddle	1,475,527	9.8%	300,000	0.80%
Stephen D. Moses	3,724,073	21.6%	1,260,000	3.37%
Ian J. Reynolds	4,948,816	27.1%	1,332,500	3.56%
Erich Winkler	1,494,111	9.9%	300,000	0.80%
All directors and executive officers as a group (8 persons)	33,391,533		8,607,325

5% Stockholders:
Melvin D. Booth	5,084,113	27.3%	2,185,000	5.84%
Dr. Harry R. Jacobson, MD	21,306,942	19.89%	10,192,363	27.26%
Galen Capital Corporation (3)	8,000,000	37%	4,000,000	10.70%
GOFSIX, LLC (4)	17,233,000	16.08%	8,616,500	23.04%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	The number of common shares beneficially owned includes the number of shares of common stock that would be received by the stockholder if he converted all of his Series A Convertible Preferred Stock

(3)	Mr. Danielczyk is the executive chairman of Galen Capital Corporation. Voting and investment control of the securities owned by Galen Capital Corporation is exercised by its board of directors.

(4)
Members of GOFSIX, LLC include Messrs. Danielcyzk, Kane, Moses and Reynolds, current directors, Mr. Joe Kelley, a former director, and Mr. Jacobson.  Mr. Danielcyzk and Mr. Jacobson, together, have voting and investment control over the securities owned by GOFSIX, LLC.

CHANGE OF CONTROL

To our knowledge, there are no present arrangements or pledges of securities of our company that may result in a change in control.

DESCRIPTION OF SECURITIES TO BE REGISTERED

We are registering shares of our common stock.  The following information describes our common stock. This description is only a summary. You should also refer to our Articles of Incorporation and bylaws that have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and  50,000,000 shares of Preferred Stock, par value $0.001 per share.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding, and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Upon liquidation, dissolution, or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders after distribution of assets to the holders of Series A Preferred.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities, or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights and no conversion rights, and there are no redemption provisions applicable to our common stock.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Nevada Law

Section 78.7502 of the Nevada Revised Statutes provides that the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity. The expenses that are subject to this indemnity include attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified party in connection with the action, suit or proceeding. In order for us to provide this statutory indemnity, the indemnified party must not be liable under Nevada Revised Statutes section 78.138 or must have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to a criminal action or proceeding, the indemnified party must have had no reasonable cause to believe his conduct was unlawful.

Section 78.7502 also provides that the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any action or suit brought by or on behalf of the corporation by reason of the fact that he is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity against expenses actually or reasonably incurred by him in connection with the defense or settlement of such action or suit if he is not liable under Nevada Revised Statutes section 78.138 of if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. We may not indemnify a person if the person is adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity.

Section 78.7502 requires the Company to indemnify our directors or officers against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with his defense, if he has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter.

These indemnification provisions may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

Charter Provisions and Other Arrangements

Our predecessor has adopted the following indemnification provisions in its Articles of Incorporation for its officers and directors:

The Corporation shall indemnify, in the manner and to the fullest extent permitted by the Nevada Law (but in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), any person (or the estate of any person) who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.  The Corporation to the fullest extent permitted by the Nevada Law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person.  The Corporation may create a trust fund, grant a security interest or use other means (including without limitation a letter of credit) to ensure the payment of such sums as may become necessary or desirable to effect the indemnification as provided herein.  To the fullest extent permitted by the Nevada Law, the indemnification provided herein shall include expenses as incurred (including attorneys’ fees), judgments, finds and amounts paid in settlement and any such expenses shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified.  Notwithstanding the foregoing or any other provision of this Article, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested Directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested Directors so directs) by independent legal counsel to the Corporation, that, based upon the facts known to the Board or such counsel at the time such determination is made, (a) the party seeking an advance acted in bad faith or deliberately breached his or her duty to the Corporation or its stockholders, and (b) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the provisions of this Article.  The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the fullest extent permitted by the Nevada Law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any agreement, the Corporation’s Bylaws, vote of stockholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.  The Corporation may, but only to the extent that the Board of Directors may (but shall not be obligated to) authorize from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article as it applies to the indemnification and advancement of expenses of directors and officers of the Corporation.

In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Nevada General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws). We maintain directors’ and officers’ liability insurance.

These indemnification provisions may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

The Company has $2,000,000 coverage under a directors and officers liability insurance policy.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Trust Company.  Computershare’s address is 250 Royall Street, Canton, Massachusetts 02021, and their telephone number is (781) 575-2000.

INTERESTS OF NAMED EXPERTS AND COUNSEL

We did not hire any expert or counsel on a contingent basis who will receive a direct or indirect interest in the Company or who was a promoter, underwriter, voting trustee, director, officer, or employee of the Company.  Richardson & Patel LLP, our legal counsel, has given an opinion regarding certain legal matters in connection with this offering of our securities.

EXPERTS

The consolidated balance sheet of Innolog Holdings Corporation and subsidiary as of December 31, 2009, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the period from March 23, 2009 (inception) to December 31, 2009, and the balance sheets of Innolvative Logistics Techniques, Inc. as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ deficiency and cash flows for the years then ended, included in this prospectus have been audited by Spector & Associates, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus.  This prospectus does not contain all of the information included in the registration statement.  For further information pertaining to us and our common stock, you should refer to the registration statement and its exhibits.  Statements contained in this prospectus concerning any of our contracts, agreements or other documents are not necessarily complete.  If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.  Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You can read our filings, including the registration statement, over the internet at the Security and Exchange Commission’s website at www.sec.gov.  You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. Eastern time.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C., 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(Unaudited)
ASSETS
Current Assets
Cash	$-	$9,278
Accounts receivable, net	1,141,953	1,729,594
Prepaid expenses and other current assets	929	929
Total Current Assets	1,142,882	1,739,801

Property and equipment, net	25,161	11,911
Goodwill	-	3,056,238
Other assets	21,278	16,346
Total Assets	$1,189,321	$4,824,296

LIABILITES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities
Cash overdraft	$23,906	$-
Line of credit, bank	497,570	497,570
Accounts payable	2,228,185	2,606,946
Accrued salaries and benefits	1,807,312	726,096
Accrued interest	160,125	-
Other accrued liabilities	532,608	-
Due to former stockholder	314,682	183,631
Deferred rent	34,608	754
Notes Payable	370,000	-
Notes payable, affiliates	1,769,384	1,499,384
Total current liabilities	7,738,380	5,514,381

Long Term Liabilities
Contingent consideration payable, net of discount of $515,000	-	515,000
Note payable, former stockholders	-	1,285,000
Total Long Term Liabilities	-	1,800,000

COMMITMENTS

Stockholders' Deficiency
Common stock, $0.001 par value, 200,000,000 shares authorized; 13,629,774 shares issued and outstanding	13,630	20,000
Preferred stock, $0.001 par value; 50,000,000 shares authorized; 37,364,758 shares issued and outstanding	37,365	-
Additional paid in capital	862,653	520,000
Due from affiliates, net	-	(218,811)
Accumulated deficit	(7,462,707)	(2,811,274)
Total Stockholders' Deficiency	(6,549,059)	(2,490,085)

Total Liabilities and Stockholders' Deficiency	$1,189,321	$4,824,296

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months	For the three months	For the nine	For the period from
	ended September 30,	ended September 30,	months ended	March 23, 2009(inception)
	2010	2009	September 30, 2010	Through September 30, 2009

Revenues	$1,407,778	$2,005,340	$4,629,952	$4,412,451

Operating expenses
Direct costs	695,439	1,246,959	2,203,099	2,622,072
Indirect contract costs, of which $84,630, $44,950, $253,570, and $89,900 were charged by an affiliate	1,292,154	831,267	3,537,639	1,803,978
Management fees, affiliate	157,170	299,666	470,920	599,332
Costs not allocable to contracts	283,385	81,367	356,974	118,072
Bad debt expense, affiliate	41,525	-	268,638	-
Impairment of goodwill	3,056,238	-	3,056,238	-
Total operating expenses	5,525,911	2,459,259	9,893,508	5,143,454

Loss from operations	(4,118,133)	(453,919)	(5,263,556)	(731,003)

Other Income (Expenses)
Gain on debt extinguishment	-	-	1,360,551	-
Merger expenses	(45,922)	-	(705,570)	-
Other income	-	-	203	5,199
Interest expense	(229,828)	(25,517)	(339,250)	(566,047)
Unrealized gain on fair value of consideration payable	515,000	-	515,000	-
Total other income (expenses)	239,250	(25,517)	830,934	(560,848)

Loss before income tax provision	(3,878,883)	(479,436)	(4,432,622)	(1,291,851)

Income tax provision	-	-	-	-

Net Loss	$(3,878,883)	$(479,436)	$(4,432,622)	$(1,291,851)

Loss per share - basic and diluted	$(0.28)	(0.05)	(0.33)	(0.15)

Weighted average number of shares	13,629,774	8,882,455	13,629,774	8,882,455

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
(UNAUDITED)

					ADDITIONAL			TOTAL
	COMMON STOCK		PREFERRED STOCK		PAID IN	ACCUMULATED	DUE FROM	STOCKHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	AFFILIATES, NET	DEFICIENCY

Balance, December 31, 2009	8,882,455	$20,000	-	$-	$520,000	$(2,811,274)	$(218,811)	$(2,490,085)

Recapitalization due to
reverse merger	4,747,319	(6,370)	36,964,758	36,965	6,370	-	-	36,965

Preferred stock issued		-	400,000	400	336,283	-	-	336,683

Due from affiliates	-	-	-	-	-	(218,811)	218,811	-

Net loss	-	-	-	-	-	(4,432,622)	-	(4,432,622)

Balance, SEPTEMBER 30, 2010	13,629,774	$13,630	37,364,758	$37,365	$862,653	$(7,462,707)	$-	$(6,549,059)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		For the period
	For the nine	March 23, 2009
	months ended	(inception) through
	September 2010	September 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,432,622)	$(1,291,851)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	17,095	37,230
Accrued loss on contracts in progress	-	(140,445)
Impairment of goodwill	3,056,238	-
Gain on extinguishment of debt	(1,360,551)	-
Unrealized gain on fair value of consideration payable	(515,000)	-
Merger expense related to issuance of stock	351,648	-
Bad debt expense, affiliates	268,638	-
Amortization of debt issuance costs	12,000	520,000
Changes in assets and liabilities:
Accounts receivable	587,641	154,850
Prepaid expenses and other assets	(4,932)	322
Deferred rent	33,854	(50,858)
Billings in excess of contract costs and related earnings	-	(29,112)
Accounts payable and accrued expenses	1,504,645	439,455

Net cash used in operating activities	(481,346)	(360,409)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for purchase of Innovative Logistics Techniques, Inc	-	(750,000)
Advances to affiliates	(268,638)	(32,494)
Advances on note receivable, affiliates	-	(740,000)
Property and equipment purchased	(30,345)	(9,114)

Net cash used in investing activities	(298,983)	(1,531,608)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under line of credit, bank	-	497,570
Due to Factor	-	(129,598)
Borrowings on notes payable, others	370,000	-
Borrowings on note payable, affiliate	770,000	1,499,384
Repayments on note payable, affiliate	(500,000)	-
Net borrowings from related party payables	131,051	6,299
Issuance of common stock	-	20,000

Net cash provided by financing activities	771,051	1,893,655

NET CHANGE IN CASH	(9,278)	1,638
CASH - BEGINNING OF PERIOD	9,278	-
CASH - END OF PERIOD	$-	$1,638

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$179,125	46,047

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the nine months ended September 30, 2010, the Company issued 1,000,000 shares of Series A preferred stock with a fair value of $10,000 in conjunction with the extinguishment of the seller note payable of $1,285,000, as well as the accrued interest of $85,551.

On March 31, 2009,  Innolog Holdings Corporation purchased all of the capital stock of Innovative Logistics Techniques, Inc for $2,835,000.  In conjunction with the acquisition, liabilities were  assumed as follows:

Fair value of assets acquired	$5,531,222
Cash paid	(750,000)
Notes payable and liabilities incurred	(2,085,000)
Liabilities assumed	$2,696,222

During the period March 23, 2009 (inception) through December 31, 2009, amounts due from affiliates, net of payables, in the amount of $218,811, have been  reclassified to stockholders' deficiency.

During the period March 23, 2009 (inception) through June 30, 2009, the Company granted warrants with a fair value of $520,000 in conjunction with debt.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

Note 1: Organization and Nature of Business

Innolog Holdings Corporation (“Holdings” or “Innolog”) was formed on March 23, 2009 as a holding company for the purpose of acquiring companies that provide services primarily to federal government entities.  Its wholly owned subsidiary is Innovative Logistics Techniques, Inc. (“Innovative”).  Holdings was previously a wholly owned subsidiary of Galen Capital Corporation (“Galen”). In June 2010, Holdings was spun out and the stockholders of Galen became the stockholders of Holdings.

Innovative Logistics Techniques, Inc. (“Innovative”), a Virginia corporation, formed in March 1989, is a solutions oriented organization providing supply chain logistics and information technology solutions to clients in the public and private sector. Innovative's services and solutions are provided to a wide variety of clients, including the Department of Defense, Department of Homeland Security and civilian agencies in the federal government and state and local municipalities, as well as selected commercial organizations.

As more fully described in Note 2, on October 15, 2009, uKarma Corporation (“uKarma”), a publicly traded Nevada corporation, and Galen entered into an agreement to merge (the "Merger Agreement") in a reverse merger transaction. In June 2010, the rights to merge were assigned directly to Holdings. The merger transaction was closed on August 17, 2010, and the Holdings stockholders have become the controlling stockholders of uKarma and the business of Holdings will continue.

Holdings and its wholly owned subsidiaries are referred to herein as the “Company.”

Note 2: Merger Agreement

On August 11, 2010, uKarma, GCC Merger Sub Corp., it’s wholly-owned Nevada subsidiary (“Merger Sub”), Galen, and Holdings, entered into an Amended and Restated Merger Agreement (“New Agreement”).  The New Agreement provided that Holdings  would be merged with Merger Sub such that Innolog would be a wholly owned subsidiary of uKarma (“Acquisition”).  Pursuant to the Acquisition, Holdings common shareholders received one share of uKarma common stock for every share of Holdings common stock they held (“Common Stock Ratio”).  Likewise, holders of Holdings Series A Preferred Stock received one share of uKarma Series A Convertible Preferred Stock for every share of Holdings Series A Preferred Stock they held.  Holders of options and warrants to purchase Holdings common stock received comparable options and warrants to purchase uKarma common stock with the exercise price and number of underlying uKarma shares proportional to the Common Stock Ratio.  Holdings would also pay uKarma $525,000 in cash (which included past advances from Galen) in connection with the intended acquisition.

uKarma completed the acquisition of all of the equity interests of Innolog  held by all equity holders of Holdings (“Innolog Owners”) through the issuance of 8,882,455 shares of common stock of uKarma and 36,964,758 restricted shares of Series A Convertible Preferred Stock to the Innolog Owners. Immediately prior to the Merger Agreement transaction, uKarma had 4,747,319 shares of common stock issued and outstanding. Immediately after the issuance of the shares to the Innolog Owners, uKarma had 13,629,774 shares of common stock issued and outstanding and 36,964,758 shares of Series A Convertible Preferred Stock issued and outstanding.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2: Merger Agreement (continued)

As a result of the Acquisition, the Holdings shareholders became the controlling shareholders, and Holdings became uKarma’s wholly owned subsidiary.  In connection with acquiring Holdings, uKarma indirectly acquired the business and operations of Holdings’ wholly owned subsidiary, Innovative.

All of uKarma’s directors and officers resigned, and designees of Holdings were appointed as new directors and officers of the Company following the Closing.  On August 16, 2010, the name of uKarma Corporation was changed to Innolog Holdings Corporation.

Concurrently with the Merger, uKarma’s current existing operations were assigned to a wholly owned subsidiary called Awesome Living, Inc. (“AL”).  The Board of Directors and shareholders of uKarma holding a majority of the then outstanding common stock approved a spin-off of AL equity securities to uKarma’s common shareholders of record as of August 12, 2010.  This spin off is subject to approval by the Securities and Exchange Commission (“SEC”). These financial statements are presented reflecting the spin off.

Since the owners and management of the Company possessed voting and operating control of the combined company after the share exchange, the transaction constituted a reverse acquisition for accounting purposes, as contemplated by FASB ASC 805-40 and corresponding ASC 805-10-55-10, 12 and 13.  Under this accounting, the entity that issues shares (uKarma – the legal acquirer) is identified as the acquiree for accounting purposes.  The entity whose shares are acquired (Holdings) is the accounting acquirer.

For SEC reporting purposes, Holdings is treated as the continuing reporting entity that acquired uKarma.  The reports filed after the transaction have been prepared as if Holdings (accounting acquirer) were the legal successor to uKarma’s reporting obligation as of the date of the acquisition.  Therefore, all financial statements filed subsequent to the transaction reflect the historical financial condition, results of operations and cash flows of Holdings for all periods presented.

In connection with the reverse acquisition, all share and per share amounts of Holdings have been retroactively adjusted to reflect the legal capital structure of uKarma pursuant to FASB ASC 805-40-45-1.

The following sets forth the consolidated statements of operations of Innolog on a pro forma basis for the year ended December 31, 2009 and the period from March 23, 2009 (inception) through September 30, 2009. The pro forma statements of operations data give effect to the transactions as if they had occurred on March 23, 2009. The pro forma balance sheet gives effect to the transactions as if they had occurred on March 23, 2009. The pro forma financial statements are provided for informational purposes only, are unaudited, and not necessarily indicative of future results or what the operating results or financial condition of the Company would have been had the Merger been consummated on the dates assumed. The following pro forma financial statements should be read in conjunction with the historical financial statements and the accompanying notes thereto.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Innolog Holdings Corporation
Pro Forma Balance Sheet
December 31, 2009

	Innolog	Ukarma	Pro forma
	Audited	Audited	Adjustments		Combined
Assets
Current Assets
Cash and cash equivalents	$9,278	$85	$(85	) (a)	$9,278
Accounts receivable, net	1,729,594	146,172	(146,172	) (a)	1,729,594
Prepaid expenses and other current assets	929	67,380	(67,380	) (a)	929
Other current assets	-	18,476	(18,476	) (a)	-
Total current assets	1,739,801	232,113			1,739,801

Fixed Assets
Gross Fixed Assets	873,025	27,984	(27,984)		873,025
Less: Accumulated Depreciation	(861,114)	(9,742)	9,742		(861,114)
Net Fixed Assets	11,911	18,242	(18,242	) (a)	11,911

Other assets
Goodwill	3,056,238	-			3,056,238
Other assets	16,347	283,221	(283,221	) (a)	16,347
Total Other Assets	3,072,585	283,221			3,072,585
Total Assets	$4,824,296	$533,576	$(533,576)		$4,824,296

Liabilities And Stockholders' Equity
Current Liabilities
Trade accounts payable	$2,606,946	$318,396	$(318,396	) (a)	$2,606,946
Accrued salaries and benefits	726,096	-			726,096
Other accrued liabilities	-	176,546	(176,546	) (a)	-
Line of Credit, Bank	497,570	-			497,570
Notes Payable Affiliates	1,499,384	10,819	(10,819	) (a)	1,499,384
Due to former stockholder	183,631	-			183,631
Deferred Rent	754	-			754
Total Current Liabilities	5,514,381	505,761	(505,761)		5,514,381

Long Term Liabilities
Contingent consideration payable	515,000	-	-		515,000
Notes Payable former stockholders	1,285,000	-	-		1,285,000
Total Long Term Liabilities	1,800,000	-	-		1,800,000

Stockholders' Equity
Common stock (13,629,864 shares issued and outstanding; $.001 par value)	20,000	52,795	(59,165	) (c)	13,630
Additional paid-in capital	520,000	7,807,670	(7,838,265	) (b)(c)	489,405
Preferred Stock	-	-	36,965	(d)	36,965
Due from affiliates, net	(218,811)	-			(218,811)
Retained earnings	(2,811,274)	(7,832,650)	7,832,650	(b)	(2,811,274)

Total Stockholders' Equity	(2,490,085)	27,815	(27,815)		(2,490,085)
Total Liabilities and Stockholders' Equity	$4,824,296	$533,576	$(533,576)		$4,824,296

(a) Gives effect to the distribution of uKarma assets and liabilities to the former stockholders of uKarma with terms of the merger agreement.
(b) Gives effect to the elimination of uKarma accumulated deficit upon closing of the merger as Innolog is the surviving entity for accounting purpose,

(Continued)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Pro Forma balance sheet
For the Year Ended December 31, 2009

(c) Reflects the 11.120904 reverse split of uKarma common shares at merger to 4,747,319 shares and the issuance of 8,882,545 common shares to former Innolog stockholders per the merger agreement.
(d) Reflects the issuance of 36,964,758 shares of Series A Convertible Preferred Stock per the merger agreement.

Innolog Holdings Corporation
Pro Forma Statement  of Operations
For the period ended March 23, 2009 (inception) through September 30, 2009

	Innolog	uKarma
	Unaudited	Unaudited		Pro forma		Combined
	09/30/09	09/30/09		Adjustments		09/30/09

Revenue
Contract Revenue	$4,412,451	$20,619		$(20,619	) (a)	$4,412,451

Operating Expenses
Direct costs	2,622,072	1,226		(1,226	) (a)	2,622,072
Indirect contract costs	1,803,978	1,505,698		(1,505,698	) (a)	1,803,978
Management fee, affiliate	599,332	-		-		599,332
Costs not allocable to contracts	118,072	-		-		118,072

Total Operating Expenses	5,143,454	1,506,924		(1,506,924)		5,143,454

Loss from Operations	(731,003)	(1,486,305)		1,486,305		(731,003)

Other Income (expenses)
Other Income	5,199	-				5,199
Interest Expense	(566,047)	(19,172)		19,172	(a)	(566,047)
Merger Expense	-	-				-

Total other income (expense)	(560,848)	(19,172)		19,172		(560,848)

Loss before income tax provision	(1,291,851)	(1,505,477)		1,505,477		(1,291,851)

Income tax provision	-	800		(800	) (a)	-

Net Income (Loss)	$(1,291,851)	$(1,506,277	) (c)	1,506,277		$(1,291,851)

Loss per share
Basic and diluted	$(0.15)	$(0.41)				$(0.10)

Weighted average number of shares Basic and diluted	8,882,455	3,656,360			(b)	12,538,815

(a) Gives effect to the spin off of uKarma's operations.
(b) Gives the effect to the 11.120904  reverse split of uKarma common shares at merger to 4,747,319 shares and the issuance of 8,882,455 common shares to former Innolog stockholders per the merger agreement.

(c) Includes uKarma's operating results for the nine months ended September 30, 2009.

 (Continued)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Innolog Holdings Corporation
Pro Forma Statement of Operations
For the three months ended September 30, 2009

	Innolog	uKarma
	Unaudited	Unaudited	Pro forma		Combined
	09/30/09	09/30/09	Adjustments		09/30/09

Revenue
Contract Revenue	$2,005,340	$2,796	$(2,796	) (a)	$2,005,340

Operating Expenses
Direct costs	1,246,959	82	(82	) (a)	1,246,959
Indirect contract costs	831,267	751,631	(751,631	) (a)	831,267
Management fee, affiliate	299,666	-	-		299,666
Costs not allocable to contracts	81,367	-	-		81,367

Total Operating Expenses	2,459,259	751,713	(751,713)		2,459,259

Loss from Operations	(453,919)	(748,917)	748,917		(453,919)

Other Income (expenses)
Other Income	-	-			-
Interest Expense	(25,517)	(4,605)	4,605	(a)	(25,517)
Merger Expense	-	-	-		-

Total other income (expense)	(25,517)	(4,605)	4,605		(25,517)

Loss before income tax provision	(479,436)	(753,522)	753,522		(479,436)

Income tax provision	-	-	-		-

Net Income (Loss)	$(479,436)	$(753,522)	753,522		$(479,436)

Loss per share
Basic and diluted	$(0.05)	$(0.16)			$(0.04)

Weighted average number of shares Basic and diluted	8,882,455	4,747,319		(b)	13,629,774

(a) Gives effect to the spin off of uKarma's operations.
(b) Gives the effect to the 11.120904  reverse split of uKarma common shares at merger to 4,747,319 shares and the issuance of 8,882,455 common shares to former Innolog stockholders per the merger agreement.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 3: Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, the Company has sustained substantial operating losses in the prior year and increasing losses in the current periods, and has a stockholders’ deficit (defined as total assets minus total liabilities) of $6,549,059 and $2,490,085 at September 30, 2010 and December 31, 2009, respectively.  There are many delinquent claims and obligations, such as payroll taxes, employee income tax withholdings, employee benefit plan contributions, loans payable and accounts payable, that could ultimately cause the Company to cease operations.

The Company anticipates it may not have sufficient cash flows to fund its operations over the next twelve months without the completion of additional financing.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

The report from the Company’s independent registered public accounting firm relating to the December 31, 2009 consolidated financial statements states that there is substantial doubt about the Company’s ability to continue as a going concern.

Management believes that actions presently being taken such as continued expense reduction, the implementation of a renewed sales effort and the capital financing efforts of the Company will help to revise the Company’s operating and financial requirements.

Note 4: Summary of Significant Accounting Policies

Accounting Standards Codification:

During 2009, the Company adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”).  These changes establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The codification itself does not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the financial statements.

Principles of Consolidation:

The consolidated financial statements include the assets, liabilities and operating results of Holdings and it’s wholly owned subsidiary since the date of the acquisition.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4: Summary of Significant Accounting Policies (Continued)

Contract Revenue Recognition:

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fees earned. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-materials contracts is recognized at contractual rates as hours and out of pocket expenses are incurred. Anticipated losses on contracts are recognized in the period they are first determined. In accordance with industry practice, amounts relating to long-term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts is not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Concentration of Credit Risk:

The Company maintains its cash, which, at times may exceed federally insured limits, in bank deposit accounts with a high credit quality financial institution. The Company believes it is not exposed to any significant credit risk with regards to those accounts. Accounts receivable principally consist of amounts due from the federal government and large prime federal government contractors. Management believes associated credit risk is not significant.

Allowance for Doubtful Accounts:

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. Estimated losses are based on historical collection experience coupled with review of the current status of existing receivables.  There was no allowance for doubtful accounts required at September 30, 2010 and December 31, 2009.

Property and Equipment:

Property and equipment are stated at cost and depreciated by the straight-line method over estimated useful lives which are as follows:

Office furniture and equipment	3 to 5 years
Computer hardware and software	2 to 5 years

Leasehold improvements and lease acquisition costs are amortized over the shorter of the life of the applicable lease or the life of the asset. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4: Summary of Significant Accounting Policies (Continued)

Long-Lived Assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable.  An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset.  Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Goodwill:

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other”, goodwill is tested for impairment at least annually. Based on factors discussed in Note 3, an impairment loss of $3,056,238 was recognized for the period ended September 30, 2010.

Income Taxes:

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are accounted for using the asset and liability method under FASB ASC 740, "Accounting for Income Taxes", whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities, and their respective tax basis, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The    effect on deferred tax assets and liabilities due to a change in tax rates is recognized as income in the period that includes the enactment date. Estimates of the realization of deferred tax assets are based-on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Stock Based Compensation:

The Company accounts for stock based compensation in accordance with FASB ASC 505-50, “Equity Based Payments to Non-Employees”.  Under the fair value recognition provisions of FASB ASC 505-50, the Company measures stock based compensation cost at the grant date based on the fair value of the award and recognizes expense over the requisite service period.

Debt Issuance Costs:

Debt issuance costs are capitalized and amortized over the term of the related loan.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4: Summary of Significant Accounting Policies (Continued)

Fair Value Measurements:

FASB ASC 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value.   That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the assets or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

The carrying values of accounts receivable, accounts payable, accrued expenses, notes payable, and the line of credit payable approximate fair value due to the short term maturities of these instruments.

Contingent consideration payable is based on the revenues and earnings projections of Innovative discounted by the rate of the seller note.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4:   Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued):

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company has determined that the contingent consideration liability falls within level three of the hierarchy.  The following table sets forth a summary of the changes in the fair value of such liability for the period from January 1, 2010 to September 30, 2010:

Contingent Consideration

Balance, beginning of year	$515,000
Changes in fair value	(515,000)

$-

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective accounting standards, if adopted, will have a material effect on the Company's financial statements.

Note 5:   Business Combination

On March 31, 2009, Holdings acquired Innovative, whereby Holdings acquired all of the outstanding shares of common stock of Innovative.  The purpose of the acquisition was to allow the Company to become involved in providing services to federal government entities.  The total purchase price for Innovative was $2,835,000 and consisted of the following (at fair value):

Cash	$100,000
Short Term Note	50,000
Seller Note (1)	1,285,000
2,500,000 shares of Galen common stock (2)	85,000
Capital contribution	600,000
Contingent note payable (3)	715,000

$2,835,000

(Continued)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 5:   Business Combination (Continued)

(1)	The purchase agreement was amended in May 2010 and this note was converted into 1,000,000 shares of Series A preferred stock of Holdings.
(2)	Fair value of Galen’s common shares issued was determined on the basis of the fair value of Innovative. These shares were exchanged for 285,453 shares of Holdings common stock in May 2010.
(3)
The fair value of the contingent consideration was based on the revenues and earnings projections of Innovative.  The contingent note payable requires Holdings to pay the former stockholders up to $900,000 in three years based on the performance of Innovative and up to 10% of the net income of Innovative of years four and five.  As of March 31, 2009, based on management’s estimates, Holdings expected that the aggregate undiscounted amount of contingent consideration to be paid was approximately $900,000.  This was discounted to present value using an 8% discount rate and amounted to $715,000 at the date of acquisition.  As of December 31, 2009, this amount was reduced to $515,000 and as of September 30, 2010, this amount was reduced to zero.

Goodwill in the amount of $4,056,238 was recognized in the acquisition and was attributable to the excess of the purchase price paid over the fair value of the net assets acquired, as there were no other intangibles qualifying for separate recognition.  Due to the increase in the Company’s net liabilities during 2009 and cash flow shortfalls, an impairment loss of $1,000,000 was recorded at December 31, 2009.  Due to a decline in ongoing revenues and the uncertainties described in Note 3, an additional impairment loss of the balance of goodwill in the amount of $3,056,238 was made at September 30, 2010.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current Assets	$1,325,138
Other Assets	100,657
Fixed Assets	49,189
Goodwill	4,056,238
Liabilities assumed	(2,696,222)
$2,835,000

Note 6:  Major Customers

Revenues from prime contracts and subcontracts with U.S. Government agency customers in aggregate accounted for approximately 100% of total revenues for the nine months ended September 30, 2010 and the period from March 23, 2009 (inception) to September 30, 2009.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 7:  Accounts Receivable

 Accounts receivable consisted of the following as of September 30, 2010 and December 31, 2009:

	September 30, 2010	December 31, 2009
Billed receivables	$876,893	$1,543,115
Unbilled receivables	265,060	186,479
	$1,141,953	$1,729,594

Contract receivables from prime contracts and subcontracts with U.S. Government agency customers in aggregate accounted for approximately 100% and 97% of total contract receivables at September 30, 2010 and December 31, 2009, respectively.

Note 8:  Line of Credit

In April 2009, Holdings entered into a credit agreement with Eagle Bank under which it may borrow up to $500,000. Borrowings under the agreement are guaranteed by seven individuals, which are directly or indirectly related to Holdings. The borrowings are payable upon the bank’s demand. Interest is payable monthly at the bank’s prime rate (as defined) plus 1%.  At September 30, 2010, the interest rate was 5%.

Note 9:  Seller Note Payable and Earn out Note Payable

Seller Note Payable:

In March 2009, when Holdings purchased Innovative, part of the purchase consideration was a note payable of $1,285,000, payable over three years. In May 2010, Innolog retired this note, including accrued interest, by granting the note holders 1,000,000 shares of Innolog’s $0.001 par value Series A Convertible Preferred Stock, which was valued at $0.01 per share.  At the date of the debt extinguishment, the debt amount including accrued interest of $85,551, exceeded the aggregate market value of the shares granted, and accordingly a gain of $1,360,551 has been recognized.

 Contingent Consideration Payable:

In March 2009, as part of the purchase transaction, Holdings estimated that contingent consideration due to the former stockholders amounted to $900,000.  As specified in the agreement, the earn out is based on certain revenue and net income targets over the next five years, and is payable annually. The amount payable has been discounted to present value using an 8% discount rate and amounted to $515,000 at December 31, 2009 and was reduced to zero as of September 30, 2010.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10:  Notes Payable

During the three months ended September 30, 2010, the Company received funds from individuals totaling $370,000, which mature at various dates in 2010.  Repayment dates on certain of the notes amounting to $225,000 have been extended through January 21, 2011.  Interest charges vary between 6% per annum to a flat fee , therefore, $57,613 has been accrued as of September 30, 2010. In addition, these individuals were granted warrants to purchase 370,000 shares of Innolog common stock at  a price of $0.50 per share. The loans that matured on September 30, 2010 amounting to $145,000 have not been repaid and are in default.

Note 11:   Related Party Transactions

Loans from Affiliates:

In March 2009, Holdings and Innovative (the “Borrowers”) entered into an agreement (the “Loan Agreement”) with eight individuals (the “Lenders”) who are directly or indirectly related to Holdings, under which the Borrowers may borrow up to $2,000,000. The total borrowings as of September 30, 2010 amounted to $1,499,384, collaterized by substantially all assets of both Borrowers and guaranteed by Galen. Repayment of the loan is due at the Lenders’ demand.

In order to make the loan to the Borrowers, the Lenders borrowed $1,499,384 from Eagle Bank.  The promissory note to Eagle Bank matures in March 2011 and interest is payable monthly at the bank’s prime rate (as defined) plus 1%.  Interest is directly paid by the Company to the bank on a monthly basis.

In addition to the interest due to the bank, the Company granted warrants to the Lenders under which they may purchase 1,760,000 shares of the Company’s common stock, with a strike price of $0.023 per share.  The warrants expire on March 31, 2014. The fair value of these warrants amounted to $520,000 and was amortized to interest expense during the period ended September 30, 2009.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11:   Related Party Transactions (Continued)

Loans from Former Stockholder:

As of September 30, 2010 and December 31, 2009, loans from former stockholder consisted of the following:

	September 30, 2010	December 31, 2009
Note, interest of 15% and principal was originally due on December 31, 2009 and there is no newly stated due date as of the date of financial statements. The note will be converted to 30,000 shares of preferred stock of Holdings.	$57,332	$57,332

Note, interest of $19,600 and principal of $196,000, payable in two installments, $107,800 on April 30, 2010 and $107,800 on May 30, 2010. Additional interest payments of $15,200 were due on April 15, 2010 and May 15, 2010. In addition, 196,000 warrants of Holdings were granted. Repayment of $37,000 has been made toward the principal balance.	159,000	120,000

Note, interest of $13,000 and principal due on July 9, 2010. In addition, 65,000 warrants were granted.	65,000	-

Note, interest of $3,000 and principal due on July 17, 2010. In addition, 15,000 warrants were granted.	8,350	-

Note, interest of $5,000 and principal due on September 12, 2010. In addition, 25,000 warrants were granted.	25,000	-

Other	-	6,299
	$314,682	$183,631

The above noted outstanding loans had not been paid off as of the date of these financial statements and are in default.  Interest expense incurred on these loans amounted to $89,900 for the nine months ended September 30, 2010.

Management Fees, Affiliate:

Pursuant to an Executive Management Agreement with Galen entered into on April 1, 2009, the Company is being charged a management fee of $100,000 per month or an amount not to exceed 15% of the gross revenue of the Company earned during the previous twelve month period effective with the consummation of the agreement. Total management fees amounted to $724,490 and $689,232 for the nine months ended September 30, 2010 and period from March 23, 2009 (inception) to September 30, 2009, respectively. The agreement expired on September 30, 2010.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11:   Related Party Transactions (Continued)

Note Receivable, Affiliate:

In April 2009, Holdings entered into an interest-free credit agreement with an affiliate under which the affiliate could borrow up to $1,500,000 through April 15, 2010. As of December 31, 2009, the outstanding balance was $740,000.   On June 15, 2010, the amount outstanding under this note was forgiven.  As such, this receivable was reclassified to equity as of December 31, 2009.

Due from Galen:

As of June 30, 2010, amounts due from Galen amounted to $725,815. Of this amount, management of Innolog and Galen identified that $498,702 represented operating expenses incurred by Galen on behalf of Innolog, mainly consisting of rent and office expense, consulting fees, health care expense and other corporate overhead. Thus, this amount was charged to expense by the Company during the six months ended June 30, 2010.  Management of Galen and Innolog determined that the balance of $227,113 was related to Galen and deemed uncollectible. Thus, this amount was written off during the six months ended June 30, 2010.

During the three months ended September 30, 2010, amounts due from Galen amounted to $367,612. Of this amount, management of Innolog and Galen identified that $326,087 represents operating expenses incurred by Galen on behalf of Innolog, mainly consisting of consulting fees, rent expense, and health care expense. Thus, this amount was charged to expense by the Company during the three months ended September 30, 2010.  Management of Galen and Innolog has determined that the balance of $41,525 was related to Galen and deemed uncollectible. Thus, this amount has been written off.

Notes Payable, Affiliates:

During the nine months ended September 30, 2010, the Company received loans totaling $500,000   from affiliates, of which $250,000 are still outstanding as of September 30, 2010 and mature at various dates in 2010. The maturity date on one of the notes amounting to $50,000 has been extended to January 9, 2011. Interest of $52,500 has been accrued as of September 30, 2010. In addition, these affiliates were granted warrants to purchase 725,000 shares of Innolog common stock at a price of $0.50 per share. Subsequent to September 30, 2010, one of the affiliates was granted warrants to purchase 150,000 shares of Innolog common stock at a price of $0.01 per share. The loans that matured as of October 31, 2010 amounting to $200,000 have not been repaid and are in default.

Loan from Controller:

Innovative’s controller loaned the Company $20,000 on July 9, 2010 and the loan was due on August 9, 2010. The controller was granted warrants to purchase 20,000 shares of Innolog common stock at a price of $0.50 per share. Interest expense amounted to $4,000 and has been accrued as of September 30, 2010. The loan has not been repaid and is in default.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 12:  Costs not Allocable to Contracts

Costs not allocable to contracts consisted of unallowable entertainment, late fees and penalties, finance charges, bad debt expense and other expenses.  Total costs not allocable to contracts amounted to $625,612 and $118,072 for the nine months ended September 30, 2010 and the period from March 23, 2009 (inception) to September 30, 2009, respectively.

Note 13:  Commitments and Contingencies

Leases:

The Company leases office space in Washington, D.C.; Orlando, Florida; Springfield, Virginia; and McLean, Virginia; under operating leases expiring at various dates through 2013. The premises leases contain scheduled rent increases and require payment of property taxes, insurance and certain maintenance costs. The minimum future commitments under lease agreements existing as of September 30, 2010, are approximately as follows:

Year ending December 31,
2010	$397,000
2011	980,000
2012	222,000
2013	33,000
$1,632,000

Total rent expense amounted to $752,873 and $322,006 for the nine months ended September 30, 2010 and the period from March 23, 2009 (inception) to September 30, 2009, which include a straight-line rent adjustment of approximately $35,000 and ($50,857), respectively.

In 2010, Innovative vacated its office space prior to expiration of the lease. There has been no agreement reached between Innovative and the former landlord to settle the breach. The landlord subsequently filed a lawsuit against the Company under which it pursued total damages of approximately $1,000,000, which approximates the rent charges for the remaining term of the lease. The monthly rent amount has been accrued and is included in other accrued liabilities on the balance sheet.  The commitment is included in the future lease commitment schedule. The outcome of the lawsuit is undetermined as of the date of these financial statements.

Late Deposit of Payroll Taxes and Employee Income Tax Withholdings:

During 2009 and 2010, the Company has been late in making deposits of federal and state employer payroll taxes, as well as employee income tax withholdings.  As of September 30, 2010 and December 31, 2009, the total of payroll tax accrued and income tax withheld balances including penalties and interest, amounted to $1,396,241 and $277,762, respectively, which is included in accrued salaries and benefits on the balance sheet.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 13:  Commitments and Contingencies (Continued)

Employment Agreement:

On April 1, 2009, Innovative entered into an employment agreement with its President and Chief Executive Officer through March 31, 2014, which provides for a minimum annual salary of $198,000. At September 30, 2010, the total commitment, excluding incentives, was $693,000.

Contracts:

Substantially all of the Company’s revenues have been derived from prime or subcontracts with the U.S. government. These contract revenues are subject to adjustment upon audit by the Defense Contract Audit Agency.  Audits have been finalized through 2005. Management does not expect the results of future audits to have a material effect on the Company’s financial position or results of operations.

Note 14: Income Taxes

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of the deferred tax asset being fully reserved.

Temporary differences giving rise to the deferred tax assets consist primarily of the excess of  the goodwill and other intangible assets for tax reporting purposes over the amount for financial reporting purposes, and net operating loss carry forwards.  The Company’s ability to utilize the federal and state tax assets is uncertain, therefore the deferred tax asset is fully reserved.

At September 30, 2010, the Company had a net deferred tax asset which was fully reserved.

Effective January 1, 2009, the Company has adopted the provisions of FASB ASC 740, “Income Tax” which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. The adoption of FASB ASC 740 had no effect on the Company’s financial position or results of operations. At September 30, 2010, the Company has no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in interest expense and operating expenses, respectively.  As of September 30, 2010, the Company has no accrued interest and penalties related to uncertain tax positions.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 15: Employee Benefit Plan

Innovative has a defined contribution employee benefit plan covering all full time employees who elect to participate. The plan provides for elective salary deferrals by employees and annual elective matching contributions. There was no employer contribution for the nine months ended September 30, 2010.

Innovative has been late in making deposits of employee deferrals in the amount of $185,477. The Department of Labor is reviewing Innovative’s employee benefit plan document as well as other records to determine the status of compliance. The outcome is undetermined as of the date of these financial statements.

Note 16: Capital Stock

Common Stock:

As of December 31, 2009, 100,000,000 shares of $.001 par value common stock were authorized and 20,000,000 shares of common stock were issued and outstanding.  In May 2010, the Company consummated a .44-for-1 reverse stock split, thereby decreasing the number of issued and outstanding shares to 8,882,455, and increasing the par value of each share to $0.0023.  All references in the accompanying consolidated financial statements to the number of common shares and per-share amounts through the period ended December 31, 2009 were restated to reflect the reverse stock split.

In connection with the merger with uKarma, uKarma’s Articles of Incorporation were amended such that there are 200,000,000 shares of $.001 par value common stock authorized and 13,629,774 shares of common stock issued and outstanding. The common stock amount has been changed from $20,000 to $13,630 to reflect the change in par value.

Preferred Stock:

The Company has authorized 50,000,000 shares of preferred stock, with a par value $0.001 per share (“Preferred Stock”). The Preferred Stock may be issued from time to time in series having such designated preferences and rights, qualifications and to such limitations as the Board of Directors may determine.

The Company has designated 38,000,000 shares of the preferred stock as Series A Convertible Preferred Stock (“Series A Stock”). The holders of Series A Stock have voting rights with a $2.00 liquidation preference per share, and may convert each share of Series A Stock into one share of common stock at any time.  Series A Stock converts automatically upon the occurrence of an offering meeting certain criteria and the sale of the Company. Holders of the Series A Stock are entitled to accrue dividends based on the prior fiscal year’s net income equal to 10% of such net income. As of September 30, 2010, there were 37,364,758 shares of Series A Stock outstanding.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 16: Capital Stock (Continued)

Stock Warrant Activity:

On March 31, 2009, the Company granted 4,000,000 warrants to various affiliated individuals in conjunction with their guarantee of the Company’s line of credit (Note 8) and their loans to the Company (Note 11).  The warrants had an exercise price of $0.01 and a life of five years.  All warrants were fully vested on the date of grant.  The fair value of the warrants was $520,000 and was charged to interest expense for the period from March 23, 2009 (inception) to September 30, 2009. In May 2010, these warrants were reversed on a .44 to 1 basis to 1,760,000 shares with an exercise price of $.023 as a result of the reverse stock split.

The following assumptions were used in arriving at the fair value of the above noted warrants:

Expected dividend yield	0%
Expected volatility	70%
Average risk free interest rate	1.67%
Expected life (in years)	2.5

For the three months ended June 30, 2010, the Company granted 39,106,857 warrants to various individuals in conjunction with the individuals lending the Company working capital (Notes 8 and 11) or in conjunction with the assignment of the merger rights with a public company. The warrants have an exercise price of $.50 and a life of five years. All warrants were fully vested on the date of the grant. The Company has determined through a Black Scholes analysis that the fair value of the warrants was zero at the time of issue.

The following assumptions were used in arriving at the fair value of the above noted warrants:

Expected dividend yield	0%
Expected volatility	67%
Average risk free interest rate	1.79%
Expected life (in years)	5.0

For the three months ended September 30, 2010, the Company granted 1,515,000 warrants to various individuals in conjunction with the individuals lending the Company working capital (Notes 10 and 11). The warrants have an exercise price of $.50 and a life of five years. All warrants were fully vested on the date of the grant. The Company has determined through a Black Scholes analysis that the fair value of the warrants was zero at the time of issue.

The following assumptions were used in arriving at the fair value of the above noted warrants:

Expected dividend yield	0%
Expected volatility	68.64%
Average risk free interest rate	1.27%
Expected life (in years)	5.0

(Continued)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 16: Capital Stock (Continued)

Stock Warrant Activity (Continued):

A summary of Holdings’ warrant activity and related information is as follows:

Warrant Summary	Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	1,760,000	$.0227
Granted	40,621,857	$0.50
Merger with uKarma	140,006	$10.47
Exercised	-	$-
Forfeited/Expired	-	$-
Outstanding, end of period	42,521,863	$0.5131

At September 30, 2010, there were 42,521,863 warrants outstanding and exercisable.  These warrants had a weighted average exercise price of $0.5131 and a weighted average remaining life of 4.68 years.

Stock Option Plan:

Upon merger with uKarma on August 17, 2010, the Company assumed uKarma’s existing stock option plan, the Deferred Stock and Restricted Stock Plan (the “Plan”), under which employees, officers, directors, consultants and other service providers may be granted non-qualified and/or incentive stock options. Generally, all options granted expire five years from the date of grant.  All options have an exercise price equal to or higher than the fair value of the Company’s stock on the date the options are granted.  Options generally vest over three years with the exception of the initial grants of 2010, which vested immediately.

A summary of the status of stock options issued by the Company as of September 30, 2010 is presented in the following table. Shares have been adjusted to reflect uKarma’s reverse stock split of 11.120904 to 1 effective as of the date of merger:

	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	476,130	$2.22
Granted	13,429,500	$0.50
Exercised/Expired/Cancelled	(453,650)	-
Outstanding at end of period	13,451,980	$0.5029

Exercisable at end of period	12,892,480	$0.503

(Continued)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 16: Capital Stock (Continued)

Stock Option Plan (Continued):

The fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option valuation model. This model uses the assumptions listed in the table below. Expected volatilities are based on the estimated volatility of the Company’s stock. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Weighted average fair value per options granted	$0.00
Risk free interest rate	1.27%
Expected dividend yield	0%
Expected lives	60 months
Expected volatility	68.64%

INNOVATIVE LOGISTICS TECHNIQUES, INC.
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
FINANCIAL REPORTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 and 2008

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

PAGE
Independent Auditors’ Report	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Stockholder’s Deficiency	4

Statements of Cash Flows	5

Notes to Financial Statements	6-16

Independent Auditor’s Report

The Board of Directors
Innovative Logistics Techniques, Inc.
Fairfax, Virginia

We have audited the accompanying balance sheets of Innovative Logistics Techniques, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholder’s deficiency, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Logistics Techniques, Inc.  as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $2,009,358 and $2,384,649 for each of the years ended December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, current liabilities exceeded current assets by $2,370,124 and $1,883,295, respectively. These factors, and the others discussed in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ Spector & Associates, LLP
Spector & Associates, LLP
Pasadena, California

July 12, 2010

INNOVATIVE LOGISTICS TECHNIQUES, INC.

(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
BALANCE SHEETS
AS OF DECEMBER 31, 2009 and 2008

	2009	2008
ASSETS
Current Assets
Cash	$9,255	$168,233
Accounts receivable, net	1,729,594	1,189,160
Prepaid expenses and other current assets	929	3,842
Total Current Assets	1,739,778	1,361,235

Property and equipment, net	11,911	55,392
Goodwill	3,056,238	-
Other assets	14,552	93,600
Total Assets	$4,822,479	$1,510,227

LIABILITIES AND STOCKHOLDER'S DEFICIENCY

Current Liabilities
Accounts payable	$2,521,398	$2,175,337
Accrued salaries and benefits	726,096	443,975
Billings in excess of related costs and
estimated earnings on contracts in progress	-	38,816
Accrued contract loss	-	246,543
Due to factor	-	214,466
Due to affiliates	553,504	-
Due to former stockholder/officer	183,631	57,332
Due to Innolog Holdings Corporation	124,519	-
Deferred rent	754	68,061
Total Current Liabilities	4,109,902	3,244,530

Long Term Liabilities
Due to Innolog Holdings Corporation	2,635,000	-

COMMITMENTS AND CONTINGENCIES

Stockholder's Deficiency
Common stock, $1 par value - 1,000 shares authorized,
674 shares issued and outstanding	674	674
Additional paid-in capital	-	325,190
Accumulated deficit	(1,923,097)	(2,060,167)
Total Stockholder's Deficiency	(1,922,423)	(1,734,303)

Total Liabilities and Stockholder's Deficiency	$4,822,479	$1,510,227

INNOVATIVE LOGISTICS TECHNIQUES, INC.
STATEMENTS OF OPERATIONS
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Revenues	$7,847,465	$6,184,531

Operating expenses
Direct costs	4,529,380	3,310,302
Indirect contract costs, of which $134,922
was charged by an affiliate	3,430,440	5,082,506
Management fees, affiliate	764,078	-
Costs not allocable to contracts	608,523	193,063
Impairment of goodwill	1,000,000	-
Total operating expenses	10,332,421	8,585,871

Loss from operations	(2,484,956)	(2,401,340)

Other Income (expenses)
Obligations forgiven upon early termination of lease	280,606	-
Other income	6,952	46,570
Interest expense	(11,960)	(29,879)
Unrealized gain on fair value of consideration payable	200,000	-
Total other income (expenses)	475,598	16,691

Loss before income tax provision	(2,009,358)	(2,384,649)

Income tax provision	-	-

Net Loss	$(2,009,358)	$(2,384,649)

INNOVATIVE LOGISTICS TECHNIQUES, INC.
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
STATEMENTS OF STOCKHOLDER'S DEFICIENCY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

			RETAINED	TOTAL
		ADDITIONAL	EARNINGS	STOCKHOLDER'S
	COMMON	PAID IN	(ACCUMULATED	EQUITY
	STOCK	CAPITAL	DEFICIT)	(DEFICIENCY)
Balance December 31, 2007	$674	$325,190	$324,482	$650,346

Net loss	-	-	(2,384,649)	(2,384,649)
Balance December 31, 2008	674	325,190	(2,060,167)	(1,734,303)

Net loss	-	-	(2,009,358)	(2,009,358)

Reclassification of accumulated deficit
upon acquisition	-	(2,146,428)	2,146,428	-

Intangible assets contributed	-	4,056,238	-	4,056,238

Capital contribution	-	600,000	-	600,000

Purchase liabilities contributed	-	(2,835,000)	-	(2,835,000)

Balance December 31, 2009	$674	$-	$(1,923,097)	$(1,922,423)

INNOVATIVE LOGISTICS TECHNIQUES, INC.
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,009,358)	$(2,384,649)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	46,456	37,405
Accrued loss on contracts in progress	(246,543)	190,295
Impairment of goodwill	1,000,000	-
Unrealized gain on fair value of consideration payable	(200,000)	-
Changes in assets and liabilities:
Accounts receivable	(540,434)	(276,922)
Prepaid expenses and other assets	1,646	31,977
Deposits	80,316	25,000
Deferred rent	(67,307)	(74,075)
Billings in excess of contract costs and related earnings	(38,816)	38,816
Due to affiliate	399,500	-
Accounts payable and accrued expenses	628,181	1,174,162

Net cash used in operating activities	(946,359)	(1,237,991)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments received for notes receivable	-	1,789,125
Property and equipment purchased	(2,975)	(3,338)

Net cash (used in) provided by investing activities	(2,975)	1,785,787

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from related parties	404,822	57,332
Capital contribution	600,000	-
Repayment of borrowings from factor	(214,466)	(40,940)
Payments under notes payable bank	-	(500,000)

Net cash (used in) provided by financing activities	790,356	(483,608)

NET CHANGE IN CASH	(158,978)	64,188

CASH - BEGINNING OF YEAR	168,233	104,045

CASH - END OF YEAR	$9,255	$168,233

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$12,000	$30,047
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31,2009, Holdings contributed goodwill of $4,056,238 and purchase liabilities of $2,835,000 as a result of the acquisition transaction (Note 4)

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 1: Organization and Nature of Business

Innovative Logistics Techniques, Inc. (the "Company"), a Virginia corporation, formed in March 1989, is a solutions oriented organization providing supply chain logistics and information technology solutions to clients in the public and private sector. The Company's services and solutions are provided to a wide variety of clients, including the U.S. Department of Defense, U. S. Department of Homeland Security and civilian agencies in the federal government and state and local municipalities, as well as selected commercial organizations.  The Company is a wholly owned subsidiary of Innolog Holdings Corporation.  Innolog Holdings Corporation is a wholly owned subsidiary of Galen Capital Corporation (“Galen”).

Note 2:  Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, the Company has sustained substantial operating losses in the recent years and a stockholder’s deficit (defined as total assets minus total liabilities) of $1,922,423 and $1,734,303 at December 31, 2009 and 2008, respectively.  Management believes that actions presently being taken such as continued expense reduction, the implementation of a renewed sales effort and the capital financing efforts of the Company's parent will help to revise the Company’s operating and financial requirements.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that could result from the outcome of this uncertainty.

Note 3: Summary of Significant Accounting Policies

Accounting Standards Codification:

The Company has adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”).  These changes establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The codification itself does not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the financial statements.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 3:  Summary of Significant Accounting Policies (Continued)

Use of Estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates.

Contract Revenue Recognition:

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fees earned. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-materials contracts is recognized at contractual rates as hours and out of pocket expenses are incurred. Anticipated losses on contracts are recognized in the period they are first determined. Total accrued losses on contracts in progress amounted to zero and $246,543 as of December 31, 2009 and 2008, respectively. In accordance with industry practice, amounts relating to long-term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts is not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Concentration of Credit Risk:

The Company maintains its cash, which, at times may exceed federally insured limits, in bank deposit accounts with a high credit quality financial institution. The Company believes it is not exposed to any significant credit risk with regards to those accounts. Accounts receivable principally consist of amounts due from the federal government and large prime federal government contractors. Management believes associated credit risk is not significant.

Allowance for Doubtful Accounts:

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. Estimated losses are based on historical collection experience coupled with review of the current status of existing receivables. There was no allowance for doubtful accounts as of December 31, 2009 and 2008.

Property and Equipment:

Property and equipment are stated at cost and depreciated by the straight-line method over estimated useful lives which are as follows:

Office furniture and equipment	3 to 5 years
Computer hardware and software	2 to 5 years

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 3:  Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued):

Leasehold improvements and lease acquisition costs are amortized over the shorter of the life of the applicable lease or the life of the asset. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Long-Lived Assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable.  An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset.  Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Goodwill:

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other”, goodwill is tested for impairment at least annually.  An impairment loss of $1,000,000 was recorded during the year ended December 31, 2009.

Income Taxes

For the year ended December 31, 2008 and the period ended March 31, 2009, the stockholders of the Company elected to treat corporate taxable income as income to its stockholders. Accordingly, taxable income or loss of the Company was passed through to, and reportable by, the stockholders on their personal income tax returns. The Company remained liable for income taxes in jurisdictions that did not recognize S corporation status.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 3:  Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued):

Effective April 1, 2009, the Company converted its tax status to a C-corporation. The Company and its parent file a consolidated federal income tax return. Income tax expense incurred by the Company is allocated as if the Company is separately filing.  Income taxes are accounted for using the asset and liability method under FASB ASC 740, "Accounting for Income Taxes", whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities, and their respective tax basis, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized as income in the period that includes the enactment date. Estimates of the realization of deferred tax assets are based-on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting standards, if adopted, will have a material effect on these financial statements.

Note 4: Acquisition by Innolog Holdings Corporation

On March 31, 2009 Innolog Holdings Corporation (“Holdings”), acquired the Company in a stock purchase transaction whereby Holdings acquired all of the outstanding shares of common stock of the Company. The total purchase price for the Company was $2,835,000 and consisted of the following (at fair value):

Cash	$100,000
Short Term Note	50,000
Seller Note (1)	1,285,000
2,500,000 shares of Galen common stock (2)	85,000
Capital Contribution	600,000
Contingent note payable (3)	715,000
$2,835,000

(1)	The purchase agreement was amended in May 2010 and this note was converted into 1,000,000 shares of convertible preferred series A stock of Holdings.

(2)	Fair value of Galen’s common shares issued was determined on the basis of the fair value of the Company’s shares. These shares were exchanged for 285,453 shares of Holdings common stock in May 2010.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 4: Acquisition by Innolog Holdings Corporation (Continued)

(3)
The fair value of the contingent consideration was based on the revenues and earnings projections of the Company. The contingent note payable requires Holdings to pay the former stockholders up to $900,000 in three years based on the performance of the Company and up to 10% of the net income of years four and five.  As of March 31, 2009, based on management’s estimates, Holdings expected that the aggregate undiscounted amount of contingent consideration to be was approximate $900,000.  This was discounted to present value using an 8% discount rate and amounted to $715,000 at the date of acquisition.  As of December 31, 2009, this amount was reduced to $515,000 and an unrealized gain of $200,000 has been recognized for the year ended December 31, 2009.

Goodwill in the amount of $4,056,238 was recognized in the acquisition and was attributable to the excess of the purchase price paid over the fair value of the net assets acquired, as there were no other intangibles qualifying for separate recognition. Due to the increase in the Company’s net liabilities during 2009 and cash flow shortfalls, an impairment loss of $1,000,000 has been made.  Of the total goodwill recognized, $4,056,238 is expected to be deductible for income tax purposes.

Goodwill and purchase liabilities resulting from the purchase transaction were pushed down to the Company upon closing of the transaction.  Purchase liabilities in the amount of $2,835,000  have been reflected as due to Innolog Holdings Corporation.  This amount was reduced to $2,635,000 since the fair value of the consideration payable was reduced by $200,000.  It is not the intent of Holdings to demand payment of these amounts in less than one year.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$1,325,138
Other assets	100,657
Fixed assets	49,189
Goodwill	4,056,238
Liabilities assumed	(2,696,222)
$2,835,000

Costs related to the acquisition in the amount of approximately $30,000 have been charged to operations during 2009.

Note 5:  Major Customers

Revenues from prime contracts and subcontracts with U.S. Government agency customers in aggregate accounted for approximately 97% and 98% of total revenues for the years ended December 31, 3009 and 2008, respectively.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 6:  Accounts Receivable

 Accounts receivable consisted of the following:

	2009	2008
Billed receivables	$1,543,115	$1,185,560
Unbilled receivables	186,479	3,600
	$1,729,594	$1,189,160

Contract receivables from prime contracts and subcontracts with U.S. Government agency customers in aggregate accounted for approximately 97% and 100% of total contract receivables at December 31, 2009 and 2008, respectively.

Note 7:  Property and Equipment

Property and equipment consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Office furniture and equipment	$497,696	$494,721
Computer hardware and software	257,053	257,053
Leasehold improvements	118,276	118,276
	873,025	870,050
Less accumulated depreciation	861,114	814,658

	$11,911	$55,392

Note 8:  Due to factor

In July 2007, the Company entered into a Receivables Purchase Agreement with Federal National Payables, Inc.  Borrowings under the agreement were secured by the Company’s accounts receivable and a personal guarantee from the Company’s major stockholder. Under this agreement, the Company assigned a portion of its trade accounts receivable to the factor and received advances for up to 90% of the factored accounts receivables. Service fees were charged at 0.65% for the first 30 days and 0.0216% per day, thereafter. Interest was charged at the factor’s prime rate, as defined.

As of December 31, 2008, there was $214,466 outstanding under the arrangement plus service and interest charges of $7,428 which was included in account payable. The Company paid off any outstanding balance and terminated this credit facility in November 2009.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 9:   Related party transactions

Loans from former stockholder and officer:

As of December 31, 2009 and 2008, loans from former stockholder and officer consisted of the following:

	2009	2008
Note, interest of 10% per annum and principal due on December 31, 2009. In May 2010, this debt was converted to 30,000 shares of preferred stock of Holdings.	$57,332	$57,332
Note, interest of $12,000 and principal due on December 18, 2009 or upon collection of certain accounts receivable. During 2010, the due date on this note was extended to February 10, 2010 with additional interest of $12,000 payable upon maturity. In addition, 120,000 warrants of Galen were granted. (1)	120,000	-
Other	6,299	-
	$183,631	$57,332

(1)
This loan has not been paid off as of the date of these financial statements.  Interest expense incurred on these loans amounted to $12,000 and zero for the years ended December 31, 2009 and 2008, respectively.

Due to affiliates:

As of December 31, 2009, amounts due to two of the Company’s affiliates under common control amounted to $553,504. There was no interest charged on these payables and no scheduled due date.

Office and service agreement:

The Company provided management and office support to a charitable nonprofit organization in which the Company’s former stockholders served as officers. The Company recognized revenue of $11,264 and $123,608 for services provided to this organization for the year ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, receivables from this organization amounted to zero and $4,062, respectively. This agreement was terminated during 2009.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 9:   Related party transactions (Continued)

Management fees affiliate:

Pursuant to an Executive Management Agreement with Galen entered into on April 1, 2009, the Company is being charged a management fee of $100,000 per month limited to 15% of the gross revenue of the Company for each  twelve month period effective with the consummation of this agreement. Total management fees amounted to approximately $900,000 for the year ended December 31, 2009. The agreement expires on July 31, 2010.  Management fees payable to Galen amounted $399,500 as of December 31, 2009 and have been included in due to affiliates.

Due to Innolog Holdings Corporation:

As of December 31, 2009, the Company owed Holdings $124,519. There is no due date or interest charged on this amount.  In addition, the Company owed Holdings $2,635,000 for liabilities relating to the purchase transaction.  The amount due on acquisition was $2,835,000 and was reduced to $2,635,000 as the fair value of consideration payable was reduced by $200,000.  It is not the intent of Holdings to request payment of these amounts in less than one year.  No interest was charged by Holdings on these amounts.

Note 10:  Costs not Allocable to Contracts

Costs not allocable to contracts consisted of the following during December 31, 2009 and 2008:

	2009	2008
Entertainment	$221,731	$-
Professional fees	165,680	-
Late fees and penalties	48,315	28,355
Rent	80,316	25,000
Finance charges	28,488	62,304
Other	63,993	77,404
	$608,523	$193,063

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 11: Commitments and Contingencies

Leases:

The Company leases office space in Washington, D.C.; Orlando, Florida; Springfield, Virginia; and Mclean, Virginia; under operating leases expiring at various dates through 2012. The  leases contain scheduled rent increases and require payment of property taxes, insurance and certain maintenance costs. The minimum future commitments under lease agreements existing as of December 31, 2009, are approximately as follows:

Year ending December 31,
2010	$717,000
2011	680,000
2012	96,000
$1,493,000

Rent expense is charged ratably over the lives of the leases using the straight-line method.  Deferred rent payable as of December 31, 2009 and 2008 was approximately $1,000 and $68,000, respectively.   Total rent expense for the years ended December 31, 2009 and 2008 amounted to $593,239 and $1,450,865, which includes a straight-line rent adjustment of $67,307 and $51,392, respectively.   During 2009, $280,606 that was previously accrued was forgiven upon early termination of a lease.

In 2010, the Company vacated its office space in Mclean, VA, prior to the expiration of the lease.  There has been no agreement reached between the Company and the former landlord to settle the breach by the Company. The landlord subsequently filed a law suit against the Company under which it pursued for total damages of approximately $1,000,000, which approximates the rent charges for the remaining term of the lease. The monthly rent amount is included in the future lease commitment schedule. The outcome of the law suit is undetermined as of the date of these financial statements.

Employment Agreement:

On April 1, 2009, the Company entered into an employment agreement with its President and Chief Executive Officer through March 31, 2014, which provides for a minimum annual salary of $198,000. At December 31, 2009, the total commitment, excluding incentives, was $841,500.

Accounts payable:

As of December 31, 2009, the Company was delinquent in paying a significant portion of its accounts payable. Some of the Company's vendors have filed claims to collect on the amounts due.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 11: Commitments and Contingencies (Continued)

Late deposit of payroll taxes and employee income tax withholdings:

During year 2009, the Company has been late in making deposits of federal and state employer payroll taxes as well as employee income tax withholdings.  As of December 31, 2009, the total of accrued and withheld balances amounted to $277,762 which is included in accrued salaries and benefits on the balance sheets.

Contracts:

Substantially all of the Company’s revenues have been derived from prime or subcontracts with the U.S. government. These contract revenues are subject to adjustment upon audit by the Defense Contract Audit Agency. Final audits have been finalized through 2005. Management does not expect the results of future audits to have a material effect on the Company’s financial position or results of operations.

Note 12: Income Taxes

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from the continuing operations primarily because of the deferred tax asset being fully reserved.

Temporary differences giving rise to the deferred tax assets consist primarily of the excess of the goodwill and other intangible assets for tax reporting purposes over the amount for financial reporting purposes, and the net operating loss carryforwards.  The Company’s ability to utilize the federal and state tax assets is uncertain; therefore the deferred tax asset is fully reserved.

At December 31, 2009, the Company had net operating loss carry forwards of approximately $1,200,000 for federal and Virginia state tax purposes expiring through 2028.

The deferred tax asset as of December 31, 2009 consisted of the following:

Tax benefit on net operating loss carry forward	$494,000
Goodwill	320,000
Contingent consideration	(80,000)
Less: valuation allowance	(734,000)
$-

Effective January 1, 2009, the Company has adopted the provisions of FASB ASC 740, “Income Tax” which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. The adoption of FASB ASC 740 had no effect on the Company’s financial position or results of operations. At December 31, 2009, the Company has no unrecognized tax benefits.

INNOVATIVE LOGISTICS TECHNIQUES, INC
(A Wholly Owned Subsidiary of Innolog Holdings Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note 12: Income Taxes (Continued)

The Company recognizes interest and penalties related to income tax matters in interest expense and operating expenses, respectively.  As of December 31, 2009, the Company has no accrued interest and penalties related to uncertain tax positions.

Note 13: Employee Benefit Plan

The Company has a defined contribution employee benefit plan covering all full time employees who elect to participate. The plan provides for elective salary deferrals by employees and annual elective matching contributions.  The employer contribution amounted to $83,591 for the year ended December 31, 2008. There was no employer contribution for the year ended December 31, 2009.

The Company has been late in making deposits of employee deferrals. The Department of Labor is reviewing the Company’s employee benefit plan document as well as other records to determine the status of compliance. The outcome is undetermined as of the date of these financial statements.

Note 14:  Subsequent Events (unaudited)

Former Stockholder Loan:

Innovative’s former stockholder loaned the Company an additional $156,000 during 2010, which is partially collateralized by certain accounts receivable. The former stockholder was granted warrants to purchase 156,000 shares of Innolog stock at a price of $0.50 per share.

Loan from controller

Innovative’s controller loaned the Company $20,000 during 2010.  The controller was granted warrants to purchase 20,000 shares Innolog stock at a price of $0.50 per share.

Management has evaluated subsequent events through July 12, 2010, the date which the financial statements were available to be issued.  Except as disclosed, there were no other subsequent events noted that would require adjustment to or disclosure in these financial statements.

INNOLOG HOLDINGS CORPORATION
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

INNOLOG HOLDINGS COPRORATION
AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

PAGE
Independent Auditors’ Report	1

Consolidated Financial Statements

Balance Sheet	2

Statement of Operations	3

Statement of Stockholders’ Deficiency	4

Statement of Cash Flows	5

Notes to Financial Statements	7-21

Independent Auditor’s Report

The Board of Directors
Innolog Holdings Corporation
Fairfax, Virginia

We have audited the accompanying consolidated balance sheet of Innolog Holdings Corporation and its wholly owned subsidiary (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ deficiency, and cash flows from March 23, 2009 (inception) through December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innolog Holdings Corporation and its wholly owned subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the period from March 23, 2009 (inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company incurred a net loss of $2,811,274 for the period from March 23, 2009 (inception) through December 31, 2009, and the Company may not have sufficient working capital or outside financing to meet its planned operating activities over the next 12 months. At December 31, 2009, current liabilities exceeded current assets by $3,774,580. These factors, and the others discussed in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Spector & Associates, LLP
Pasadena, California
July 12, 2010

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2009

ASSETS
Current Assets
Cash	$9,278
Accounts receivable, net	1,729,594
Prepaid expenses and other current assets	929
Total Current Assets	1,739,801

Property and equipment, net	11,911
Goodwill	3,056,238
Other assets	16,346
Total Assets	$4,824,296

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities
Accounts payable	$2,606,946
Accrued salaries and benefits	726,096
Line of credit, bank	497,570
Due to former stockholder	183,631
Deferred rent	754
Note payable, affiliates	1,499,384
Total current liabilities	5,514,381

Long Term Liabilities
Contingent consideration payable, net of discount of $385,000	515,000
Note payable, former stockholders	1,285,000
Total Long Term Liabilities	1,800,000

COMMITMENTS AND CONTINGENCIES

Stockholders' Deficiency
Common stock, $0.0023 par value, 44,012,665 shares authorized; 8,882,455 shares issued and outstanding
20,000
Additional paid in capital	520,000
Due from affiliates, net	(218,811)
Accumulated deficit	(2,811,274)
Total Stockholders' Deficiency	(2,490,085)

Total Liabilities and Stockholders' Deficiency	$4,824,296

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Revenues	$5,938,070

Operating expenses
Direct costs	3,370,849
Indirect contract costs, of which $134,922
was charged by an affiliate	2,394,270
Management fees, affiliate	764,078
Costs not allocable to contracts	535,452
Impairment of goodwill	1,000,000
Total operating expenses	8,064,649

Loss from operations	(2,126,579)

Other Income (expenses)
Other income	6,503
Interest expense	(680,198)
Merger expenses	(211,000)
Unrealized gain on fair value of consideration payable	200,000
Total other income (expenses)	(684,695)

Loss before income tax provision	(2,811,274)

Income tax provision	-

Net Loss	$(2,811,274)

The accompanying notes are an integral part of these financial statements.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
 CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIENCY
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	DUE FROM AFFILIATES, NET	TOTAL STOCKHOLDERS’ EQUITY (DEFICIENCY)
Balance, March 23, 2009	$-	$-	$-	$-	$-

Common stock	20,000				20,000

Issuance of warrants		520,000			520,000

Due from affiliates				$(218,811)	(218,811)

Net loss			(2,811,274)		(2,811,274)

Balance, December 31, 2009	$20,000	$520,000	$(2,811,274)	$(218,811)	$(2,490,085)

The accompanying notes are an integral part of these financial statements.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,811,274)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	40,255
Accrued loss on contracts in progress	(202,080)
Amortization of debt issuance costs	520,000
Impairment of goodwill	1,000,000
Unrealized gain on fair value of consideration payable	(200,000)
Changes in assets and liabilities, net of effects from purchase of Innovative Logistics Techniques, Inc.
Accounts receivable	195,544
Prepaid expenses and other assets	3,066
Deposits	80,316
Deferred rent	(67,307)
Billings in excess of contract costs and related earnings	(29,112)
Due to affiliate	399,500
Accounts payable and accrued expenses	680,188

Net cash used in operating activities	(390,904)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for purchase of Innovative Logistics Techniques, Inc	(750,000)
Advances on note receivable, affiliate	(740,000)
Property and equipment purchased	(2,975)

Net cash used in investing activities	(1,492,975)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from related parties	162,987
Repayment of borrowings from factor	(286,784)
Borrowing under line of credit, bank	497,570
Borrowings under note payable, affiliate	1,499,384
Issuance of common stock	20,000

Net cash provided by financing activities	1,893,157

NET CHANGE IN CASH	9,278

CASH - BEGINNING OF YEAR	-

CASH - END OF YEAR	$9,278

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$74,687

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the period ended December 31, 2009, the Company granted warrants with a fair value of $520,000 in conjunction with debt.

During 2009, Innolog Holdings Corporation purchased all of the capital stock of Innovative Logistics Techniques, Inc for $2,835,000.  In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$5,531,222
Cash paid	(750,000)
Notes payable and liabilities incurred	(2,085,000)
Liabilities assumed	$2,696,222

Amounts due from affiliates, net of payables, in the amount of $218,811, have been  reclassified to stockholders' deficiency.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 1: Organization and Nature of Business

Innolog Holdings Corporation (“Holdings”) was formed in March 2009 as a holding corporation for the purpose of acquiring companies that provide services primarily to federal government entities.  Its wholly owned subsidiary is Innovative Logistics Techniques, Inc. (“Innovative”). As of December 31, 2009, Innolog Holdings Corporation was a wholly owned subsidiary of Galen Capital Corporation (“Galen”). In June 2010, Innolog Holdings Corporation was spun out as an independent company.

Innovative Logistics Techniques, Inc. (”Innovative”), a Virginia corporation, formed in March 1989, is a solutions oriented organization providing supply chain logistics and information technology solutions to clients in the public and private sector. Innovative’s services and solutions are provided to a wide variety of clients, including the Department of Defense, Department of Homeland Security and civilian agencies in the federal government and state and local municipalities, as well as selected commercial organizations.  Included in the consolidated financial statements are Innovative’s results of operations since its date of acquisition.

Note 2: Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, the Company has sustained a substantial operating loss in the current year and has a stockholders’ deficit (defined as total assets minus total liabilities) of $2,490,085 at December 31, 2009.  Management believes that actions presently being taken such as continued expense reduction, the implementation of a renewed sales effort and the capital financing efforts of the Company will help to revise the Company’s operating and financial requirements.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. As a result of the foregoing, the Company’s independent accounting firm on the Company’s 2009 financial statements, expressed substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that could result from the outcome of this uncertainty.

Note 3: Summary of Significant Accounting Policies

Accounting Standards Codification:

The Company has adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”).  These changes establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The codification itself does not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the financial statements.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 3:  Summary of Significant Accounting Policies (Continued)

Principles of Consolidation

The consolidated financial statement includes the assets, liabilities and operating results of Holdings and its wholly-owned subsidiary since the date of acquisition.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates.

Contract Revenue Recognition:

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fees earned. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-materials contracts is recognized at contractual rates as hours and out of pocket expenses are incurred. Anticipated losses on contracts are recognized in the period they are first determined. In accordance with industry practice, amounts relating to long-term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts is not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Concentration of Credit Risk:

The Company maintains its cash, which, at times may exceed federally insured limits, in bank deposit accounts with a high credit quality financial institution. The Company believes it is not exposed to any significant credit risk with regards to those accounts. Accounts receivable principally consist of amounts due from the federal government and large prime federal government contractors. Management believes associated credit risk is not significant.

Allowance for Doubtful Accounts:

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. Estimated losses are based on historical collection experience coupled with review of the current status of existing receivables.  There was no allowance for doubtful accounts required at December 31, 2009.

INNOLOG HOLDING CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 3:  Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost and depreciated by the straight-line method over estimated useful lives which are as follows:

Office furniture and equipment	3 to 5 years
Computer hardware and software	2 to 5 years

Leasehold improvements and lease acquisition costs are amortized over the shorter of the life of the applicable lease or the life of the asset. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Long-Lived Assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable.  An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset.  Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Goodwill:

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other”, goodwill is tested for impairment at least annually. An impairment loss of $1,000,000 was recognized for the period ended December 31, 2009.

Income Taxes:

 Income taxes are accounted for using the asset and liability method under FASB ASC 740, "Accounting for Income Taxes", whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities, and their respective tax basis, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized as income in the period that includes the enactment date. Estimates of the realization of deferred tax assets are based on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 3:  Summary of Significant Accounting Policies (Continued)

Stock Based Compensation:

The Company accounts for stock based compensation in accordance with FASB ASC 505-50, “Equity Based Payments to Non-Employees”.  Under the fair value recognition provisions of FASB ASC 505-50, the Company measures stock based compensation cost at the grant date based on the fair value of the award and recognizes expense over the requisite service period.

Debt Issuance Costs:

Debt issuance costs are capitalized and amortized over the term of the related loan.

Fair Value Measurements:

FASB ASC 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value.   That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the assets or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 3:  Summary of Significant Accounting Policies (Continued)

Fair Value Measurements: (Continued)

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

The carrying values of accounts receivable, accounts payable, accrued expenses, notes payable to former shareholders, and the line of credit payable approximate fair value due to the short term maturities of these instruments.

Contingent consideration payable is based on the revenues and earnings projections of Innovative discounted by the rate of the seller note.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company has determined that the contingent consideration liability falls within level three of the hierarchy.  The following table sets forth a summary of the changes in the fair value of such liability for the period from March 23, 2009 (inception) to December 31, 2009:

Contingent Consideration
Balance, beginning of period	$715,000
Change in fair value	(200,000)

Balance, end of period	$515,000

Recent Accounting Pronouncements:

Management does not believe that any recently issued, but not yet effective accounting standards, if adopted, will have a material effect on our financial statements.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 4: Acquisition by Innolog Holdings Corporation

On March 31, 2009, Holdings acquired Innovative, whereby Holdings acquired all of the outstanding shares of common stock of Innovative.  The purpose of the acquisition was to allow the Company to become involved in providing services to federal government entities.  The total purchase price for the stock of Innovative was $2,835,000 and consisted of the following (at fair value):

Cash	$100,000
Short Term Note	50,000
Seller Note (1)	1,285,000
2,500,000 shares of Galen common stock (2)	85,000
Capital contribution	600,000
Contingent note payable (3)	715,000
$2,835,000

(1)	The purchase agreement was amended in May 2010 and this note was converted into 1,000,000 shares of convertible series A preferred stock of Holdings.

(2)	Fair value of Galen’s common shares issued was determined on the basis of the fair value of Innovative. These shares were exchanged for 285,453 shares of Holdings common stock in May 2010.

(3)
The fair value of the contingent consideration was based on the revenues and earnings projections of Innovative.  The contingent note payable requires the Company to pay the former stockholders up to $900,000 in three years based on the performance of Innovative and up to 10% of the net income of Innovative of years four and five.  As of March 31, 2009, based on management’s estimates, the Company expected that the aggregate undiscounted amount of contingent consideration to be paid was approximately $900,000.  This was discounted to present value using an 8% discount rate and amounted to $715,000 at the date of acquisition.  As of December 31, 2009, this amount was reduced to $515,000 and an unrealized gain of $200,000 has been recognized for the period ended December 31, 2009.

Goodwill in the amount of $4,056,238 was recognized in the acquisition and was attributable to the excess of the purchase price paid over the fair value of the net assets acquired, as there were no other intangibles qualifying for separate recognition.  Due to the increase in the Company’s net liabilities during 2009 and cash flow shortfalls, an impairment loss of $1,000,000 has been made.  Of the total goodwill recognized, $4,056,238 is expected to be deductible for income tax purposes.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current Assets	$1,325,138
Other Assets	100,657
Fixed Assets	49,189
Goodwill	4,056,238
Liabilities assumed	(2,696,222)
$2,835,000

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 4: Acquisition by Innolog Holdings Corporation (Continued)

Costs related to the acquisition, in the amount of $30,000 have been charged directly to operations and are included in the 2009 consolidated statement of operations.

Note 5:  Major Customers

Revenues from prime contracts and subcontracts with U.S. Government agency customers in aggregate accounted for approximately 97% of total revenues for the period ended December 31, 2009.

Note 6:  Accounts Receivable

 Accounts receivable consisted of the following as of December 31, 2009:

Billed receivables	$1,543,115
Unbilled receivables	186,479
$1,729,594

Contract receivables from prime contracts and subcontracts with U.S. Government agency customers in aggregate accounted for approximately 97% of total contract receivables at December 31, 2009.

Note 7:  Property and Equipment

Property and equipment consisted of the following as of December 31, 2009:

Office furniture and equipment	$497,696
Computer hardware and software	257,053
Leasehold improvements	118,276
873,025
Less accumulated depreciation	861,114
$11,911

Note 8:  Line of Credit

In April 2009, Holdings entered into a credit agreement with Eagle Bank under which it may borrow up to $500,000. Borrowings under the agreement are guaranteed by seven individuals, who are directly or indirectly related to Holdings. The borrowings are payable upon the bank’s demand. Interest is payable monthly at the bank’s prime rate (as defined) plus 1%.  At December 31, 2009, the interest rate was 5% and $497,570 was outstanding.

INNOLOG HOLDINGS CORPORATION AND SUBSIDAIRY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 9: Seller Note Payable and Earn Out Note Payable

Seller Note Payable:

In March 2009, when Holdings purchased Innovative, part of the purchase consideration was a note payable of $1,285,000, payable over three years. In May 2010, this note, including accrued interest, was converted into 1,000,000 shares of Innolog Preferred Stock Series A. For the period ended December 31, 2009, interest was charged at 8% per annum. Total unpaid and accrued interest amounted to $77,100 which was included in accounts payable as of December 31, 2009.

Contingent Consideration Payable:

In March 2009, as part of the purchase transaction, Holdings estimated that contingent consideration due to the former stockholders amounted to $900,000.  As specified in the agreement, the earn out is based on certain revenue and net income targets over the next five years, and is payable annually.  This has been discounted to present value using an 8% discount rate and amounted to $715,000 at the date of acquisition and $515,000 at December 31, 2009.

Note 10:   Related Party Transactions

Loans From Affiliates:

In March 2009, Holdings and Innovative entered into an agreement with seven individuals who are directly or indirectly related to Holdings, under which Holdings may borrow up to $2,000,000. The total borrowings as of December 31, 2009 amounted to $1,499,384, collaterized by substantially all assets of both borrowers and guaranteed by Galen. The borrowings are due at the lender’s demand.

The lenders under the loan agreement have borrowed this amount from Eagle Bank under a promissory note and then loaned it to the Company.  The bank promissory note expires in March 2011 and interest is payable monthly at the bank’s prime rate (as defined) plus 1%.  As of December 31, 2009, the interest rate was 5%. Interest is paid directly by the Company to the bank on a monthly basis. As of December 31, 2009, unpaid and accrued interest amounted to $7,414 which was included in accounts payable.

In addition to the interest due to the bank, the Company granted warrants to these individuals under which they may purchase 4,000,000 shares of the Company’s common stock, with a strike price of $0.01 per share and an expiration of March 31, 2014. The fair value of these warrants amounted to $520,000 and have been fully amortized to interest expense during the period ended December 31, 2009.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 10:   Related Party Transactions (Continued)

Loans From Former Stockholder:

As of December 31, 2009, loans from former stockholder consisted of the following:

Note, interest of 10% and principal due on December 31, 2009. In May 2010, this debt was converted into 30,000 shares of preferred stock of Holdings.	$57,332
Note, interest of $12,000 and principal due on December 18, 2009 or upon collection of certain accounts receivable. During 2010, the due date on this note was extended to February 10, 2010 with additional interest of $12,000 payable upon maturity. In addition, 120,000 warrants of Galen were granted. (1)	120,000
Other	6,299
$183,631

(1)	This loan has not been paid off as of the date of these financial statements. Interest expense incurred on these loans amounted to $12,000 for the period ended December 31, 2009.

Due to Affiliates:

As of December 31, 2009, amounts due to three of the Company’s affiliates under common control amounted to $521,189. There was no interest charged on these payables and no scheduled due date.  On June 15, 2010, the amount due to affiliates was offset against the note receivable from an affiliate under common control and converted to equity.  As such, these payables have been reclassified to equity as of March 31, 2010.

Office and Service Agreement:

Innovative provided management and office support to a charitable nonprofit organization in which Innovative’s former stockholders served as officers. Innovative recognized revenue of $11,264 for services provided to this organization for the period ended December 31, 2009. This agreement was terminated during 2009.

Management Fees, Affiliate:

Pursuant to an Executive Management Agreement with Galen entered into on April 1, 2009, the Company is being charged a management fee of $100,000 per month limited to15% of the gross revenue of the Company for each  twelve month period effective with the consummation of this agreement. Total management fees amounted to approximately $900,000 for the period ended December 31, 2009, of which $399,500 was accrued and was included in due to affiliates on the balance sheet. The agreement expires on July 31, 2010.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 10:   Related Party Transactions (Continued)

Note Receivable, Affiliate:

In April 2009, Holdings entered into an interest-free credit agreement with an affiliate under which the affiliate may borrow up to $1,500,000 through April 15, 2010. As of December 31, 2009, the outstanding balance was $740,000.  On June 15, 2010, the amount outstanding under this note was forgiven.  As such, this receivable has been reclassified to stockholders’ deficiency  as of December 31, 2009.

Note 11:  Costs not Allocable to Contracts

Costs not allocable to contracts consisted of the following for the period ended December 31, 2009:

Entertainment	$221,675
Professional fees	112,239
Late fees and penalties	41,738
Rent	80,316
Finance charges	21,487
Other	57,997
$535,452

Note 12:  Commitments and Contingencies

Leases:

The Company leases office space in Washington, D.C.; Orlando, Florida; Springfield, Virginia; and Mclean, Virginia; under operating leases expiring at various dates through 2012. The premises leases contain scheduled rent increases and require payment of property taxes, insurance and certain maintenance costs. The minimum future commitments under lease agreements existing as of December 31, 2009, are approximately as follows:

Year ending December 31,
2010	$717,000
2011	680,000
2012	96,000
$1,493,000

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 12:  Commitments and Contingencies (Continued)

Leases (Continued):

Rent expense is charged ratably over the lives of the leases using the straight-line method.  Deferred rent payable as of December 31, 2009 was approximately $1,000 .   Total rent expense for the period ended December 31, 2009 amounted to $593,239, which includes a straight-line rent adjustment of $67,307.

In 2010, Innovative vacated its office space prior to expiration of the lease. There has been no agreement reached between Innovative and the former landlord to settle the breach. The landlord subsequently filed a law suit against Innovative under which it pursued total damages of approximately $1,000,000, which approximates the rent charges for the remaining term of the lease. The monthly rent amount is being accrued and the commitment is included in the future lease commitment schedule. The outcome of the law suit is undetermined as of the date of these financial statements.

Late Deposit of Payroll Taxes and Employee Income Tax Withholdings:

During 2009, the Company has been late in making deposits of federal and state employer payroll taxes as well as employee income tax withholdings.  As of December 31, 2009, the total of accrued and withheld balances amounted to $277,762 which is included in accrued salaries and benefits on the balance sheet.

Employment Agreement:

On April 1, 2009, Innovative entered into an employment agreement with its President and Chief Executive Officer through March 31, 2014, which provides for a minimum annual salary of $198,000. At December 31, 2009, the total commitment, excluding incentives, was $841,500.

Contracts:

Substantially all of the Company’s revenues have been derived from prime or subcontracts with the U.S. government. These contract revenues are subject to adjustment upon audit by the Defense Contract Audit Agency. Final audits have been finalized through 2005. Management does not expect the results of future audits to have a material effect on the Company’s financial position or results of operations.

Note 13: Income Taxes

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of the deferred tax asset being fully reserved.

Temporary differences giving rise to the deferred tax assets consist primarily of the excess of the goodwill and other intangible assets for tax reporting purposes over the amount for financial reporting purposes, and net operating loss carryforwards.  The Company’s ability to utilize the federal and state tax assets is uncertain, therefore the deferred tax asset is fully reserved. At December 31, 2009, the Company had net operating loss carry forwards of approximately $1,600,000 for federal and Virginia state tax purposes expiring through 2028.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 13: Income Taxes (Continued)

The deferred tax asset as of December 31, 2009 consisted of the following:

Tax benefit on net operating loss carry forward	$642,000
Goodwill	320,000
Contingent consideration	(80,000)
Less: valuation allowance	(882,000)
$-

Effective January 1, 2009, the Company has adopted the provisions of FASB ASC 740, “Income Tax” which clarifies the accounting for uncertainty in tax positions. FASB ASC 740 requires the recognition of the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. The adoption of FASB ASC 740 had no effect on the Company’s financial position or results of operations. At December 31, 2009, the Company has no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in interest expense and operating expenses, respectively.  As of December 31, 2009, the Company has no accrued interest and penalties related to uncertain tax positions.

Note 14: Employee Benefit Plan

Innovative has a defined contribution employee benefit plan covering all full time employees who elect to participate. The plan provides for elective salary deferrals by employees and annual elective matching contributions. There was no employer contribution for the period ended December 31, 2009.

Innovative has been late in making deposits of employee deferrals. The Department of Labor is reviewing the Innovative’s employee benefit plan document as well as other records to determine the status of compliance. The outcome is undetermined as of the date of these financial statements.

Note 15: Capital Stock

Common Stock:

As of December 31, 2009, 100,000,000 shares of $.001 par value common stock were authorized and 20,000,000 shares of common stock were issued and outstanding.  In May 2010, the Company consummated a .44-for-1 reverse stock split, thereby decreasing the number of issued and outstanding shares to 8,882,455, and increasing the par value of each share to $0.0023.  All references in the accompanying consolidated financial statements to the number of common shares and per-share amounts for the period ended December 31, 2009 have been restated to reflect the reverse stock split. (See Note 16)

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 15: Capital Stock (Continued)

Stock Warrant Activity:

On March 31, 2009, the Company granted 4,000,000 warrants to various affiliated individuals in conjunction with their guarantee of the Company’s line of credit (Note 8) and their loans to the Company (Note 10).  The warrants have an exercise price of $0.01 and a life of five years.  All warrants were fully vested on the date of grant.  The fair value of the warrants was $520,000 and was charged to interest expense for the period from March 23, 2009 (inception) to December 31, 2009.

A summary of Holdings’ warrant activity and related information is as follows:

Warrant Summary	Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	-	$-
Granted	4,000,000	0.01
Exercised	-	-
Forfeited/Expired	-	-
Outstanding, end of year	4,000,000	$0.01

At December 31, 2009, there were 4,000,000 warrants outstanding and exercisable.  These warrants had a weighted average exercise price of $0.01 and a weighted average remaining life of 4.25 years. The intrinsic value of these warrants was $580,000.

Note 16:  Subsequent Events (Unaudited)

Former Stockholder Loan:

Innovative’s former stockholder loaned the Company an additional $156,000 during 2010, which is partially collateralized by certain accounts receivable. The former stockholder was granted warrants to purchase 156,000 shares of Innolog stock at a price of $0.50 per share.

Loan from controller

Innovative’s controller loaned the Company $20,000 during 2010.  The controller was granted warrants to purchase 20,000 shares of Innolog stock at a price of $0.50 per share.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 16:  Subsequent Events (Continued, Unaudited)

Related party loan

During 2010, the Company received funds from an affiliate totaling $250,000, in two separate notes. These loans are secured by certain accounts receivable of Innovative. The affiliate was granted warrants to purchase 500,000 shares of Innolog stock at a price of $0.50 per share and 500,000 shares of preferred stock of the Company.

Merger with Public Company:

On October 15, 2009, uKarma Corporation, a publicly traded Nevada corporation, and Galen entered into an agreement to merge (the “Merger Agreement”) in a reverse merger transaction.  In June 2010, the rights to merge were assigned directly to Holdings. Once the merger transaction is closed, the Holdings stockholders will become the controlling stockholders of uKarma Corporation and the business of Holdings will continue.

Stock Transactions:

In May 2010, Holdings reversed the number of shares of its common stock from 20,000,000 shares outstanding to 8,882,455 shares (.44 to 1) and transferred such to the existing shareholders of Galen.  In addition, Holdings issued 36,714,758 shares of convertible preferred stock.

Preferred Stock:

In April 2010, the Company amended its articles of incorporation and authorized 50,000,000 shares of $.001 par value Preferred Stock Series A.  In 2010, Holdings issued 36,714,758 shares of Preferred Stock Series A.

Consulting Agreement:

In May, 2010, Emerging Companies, LLC entered into an agreement with the Company to provide consulting services to the Company relating to merger and acquisition transactions, interfacing with the public markets and other advisors, and other core business advisory services.  Two of the Company’s executive officers and directors are members of Emerging Companies, LLC.

Seller Note from Innovative Acquisition:

On May 16, 2010, the seller note of $1,285,000 (note 9) was converted into 1,000,000 shares of Convertible Preferred Stock Series A of Holdings.

INNOLOG HOLDINGS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 23, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009

Note 16:  Subsequent Events (Continued, Unaudited)

Warrants:

In 2010, the Company granted  38,551,857 warrants which enable the holders to purchase 38,551,857 shares of the Company’s common stock at an exercise price of $0.50 per share. These warrants are exercisable immediately upon issuance and expire on June 1, 2015.

Management has evaluated subsequent events through July 12, 2010 the date which the financial statements were available to be issued.  Except as disclosed, there were no other subsequent events noted that would require adjustment to or disclosure in these financial statements.